Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
All Outstanding Shares of 7.625% Series A Cumulative Redeemable Preferred Stock
of
MPG OFFICE TRUST, INC.
at
$25.00 Net Per Share
by
BROOKFIELD DTLA INC.,
a wholly-owned subsidiary
of
BROOKFIELD OFFICE PROPERTIES INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, AT THE END OF JULY 12, 2013, UNLESS
THE OFFER IS EXTENDED OR EARLIER TERMINATED.

This Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of April 24, 2013 (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, and as it may be further amended from time to time, the “Merger Agreement”), by and among Brookfield DTLA Holdings LLC (“Brookfield DTLA”), a Delaware limited liability company (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc. (“Sub REIT”), a Maryland corporation and a direct subsidiary of Brookfield DTLA, Brookfield DTLA Fund Office Trust Inc. (“REIT Merger Sub”), a Maryland corporation and a direct subsidiary of Sub REIT, Brookfield DTLA Fund Properties LLC (“Partnership Merger Sub”), a Maryland limited liability company and a direct wholly-owned subsidiary of REIT Merger Sub, MPG Office Trust, Inc. (the “Company”), a Maryland corporation, and MPG Office, L.P. (the “Partnership”), a Maryland limited partnership. Pursuant to the Merger Agreement, Brookfield DTLA Inc. (“DTLA Inc.” or “Offeror”), a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc. (“BPO”), a corporation under the Laws of Canada, is offering to purchase all of the outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (collectively, the “Shares” or the “Company Preferred Stock”) of the Company at a price of $25.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, among other things, the Company will be merged with and into REIT Merger Sub with REIT Merger Sub as the surviving entity (the “REIT Merger”) and, immediately after the effective time of the REIT Merger, Partnership Merger Sub will be merged with and into the Partnership with the Partnership as the surviving entity (the “Partnership Merger” and together with the REIT Merger, the “Mergers”). Unless the Offer is terminated, the Mergers will occur subsequent to the consummation of the Offer. Pursuant to the Merger Agreement, by virtue of the REIT Merger, each share of Company Preferred Stock issued and outstanding immediately prior to the effective time of the REIT Merger will automatically, and without a vote by the holders of Company Preferred Stock, be converted into, and canceled in exchange for, one share of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of Sub REIT (the “Sub REIT Series A Preferred Shares”), which will have rights, terms and conditions that are substantially the same as those of the Company Preferred Stock. All references to this Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is not conditioned upon the receipt of financing or upon any minimum number of Shares being tendered. Our obligation to accept and pay for Shares validly tendered pursuant to the Offer is conditioned upon the satisfaction or waiver of the conditions set forth in Section 15 of this Offer to Purchase, “Conditions of the Offer”, including, among other things, (i) the approval of the REIT Merger by holders of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) entitled to cast at least two-thirds of all votes entitled to be cast by the holders of all outstanding shares of Company Common Stock and

(2) the Company having completed the sale of the properties commonly known as US Bank Tower and Westlawn Garage located at 633 West Fifth Street, Los Angeles, California in accordance with the terms of the Merger Agreement. See “THE OFFER — Section 15 — Conditions of the Offer.”

Prior to the consummation of the Offer, DTLA Inc. intends to assign all its rights and obligations with respect to the Offer to a newly-formed Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer, such newly-formed corporation to be a direct, wholly-owned subsidiary of Brookfield DTLA (the “Maryland Purchaser”). Any assignment by DTLA Inc. of its rights and obligations to the Maryland Purchaser to purchase Shares under the Offer will not relieve DTLA Inc. of any of its obligations to the holders of Shares who have tendered their Shares in the Offer. As used herein, references to “Offeror” mean DTLA Inc. and/or the Maryland Purchaser, as applicable.

The Board of Directors of the Company is required by law to communicate its views regarding the Offer to holders of the Company Preferred Stock in a Schedule 14D-9 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) within 10 business days from the date the Offer is commenced. Under the terms of the Merger Agreement, the Company has agreed that it may take no position with respect to the Offer, but will not make a recommendation against the Offer in the Schedule 14D-9. To date, the Company Board has not advised us whether it intends to express an opinion as to whether holders of Company Preferred Stock should accept or reject the Offer or otherwise make a recommendation with respect to the Offer in the Schedule 14D-9.

A summary of the principal terms of the Offer appears on pages 1 through 5. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

June 14, 2013

IMPORTANT

If you desire to tender all or any portion of your Shares to Offeror pursuant to the Offer prior to the expiration date of the Offer (as may be extended in accordance with the Merger Agreement), this is what you must do:

•	If you are a record holder (i.e., you hold shares of Company Preferred Stock directly in your name in book-entry form), you must complete and sign the enclosed Letter of Transmittal and send it and any other documents to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, or follow the procedures for book-entry transfer set forth in “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares” of this Offer to Purchase. These materials must reach American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Please call MacKenzie Partners, Inc., our information agent for the Offer, at (800) 322-2885 if you require assistance. See “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company, bank or other nominee you must contact your broker, dealer, commercial bank, trust company, bank or other nominee and give instructions that your Shares be tendered.

* * *

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., our information agent for the Offer, at the address and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from MacKenzie Partners, Inc., our information agent for the Offer, or from your broker, dealer, commercial bank, trust company or other nominee. Additionally, copies of this Offer to Purchase, the Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

This Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:	The Depositary for the Offer is:

105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885 Email: tenderoffer@mackenziepartners.com	If delivering by mail:
American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
P.O. Box 2042
New York, New York 10272-2042
Phone: Toll-free (877) 248-6417(718) 921-8317

If delivering by hand, express mail, courier
or any other expedited service:

American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

i

SUMMARY TERM SHEET

This summary term sheet highlights material provisions of this Offer to Purchase and may not contain all of the information that is important to you. This summary term sheet is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to carefully read the complete terms, descriptions and explanations contained in this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein, and in the related Letter of Transmittal provided with this Offer to Purchase. The information concerning MPG Office Trust, Inc., a Maryland corporation (the “Company”), contained herein and elsewhere in this Offer to Purchase has been provided to BPO (as defined below) and Offeror (as defined below) by the Company or has been taken from or is based upon publicly available documents or records of the Company on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. BPO and Offeror have not independently verified the accuracy and completeness of such information.

All references in this Offer to Purchase to “Offeror,” “we,” “our,” or “us” mean Brookfield DTLA Inc., a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the Laws of Canada (“BPO”), and/or the Maryland Purchaser (as defined below), as applicable. All references in this Offer to Purchase to the “Company” refer to MPG Office Trust, Inc., a Maryland corporation. This summary term sheet contains cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought:
All outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (collectively, the “Shares” or the “Company Preferred Stock”). See “INTRODUCTION.”
Consideration Offered Per Share:
$25.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (the “Offer Price”). See “INTRODUCTION.”
Scheduled Expiration Time:
12:00 midnight, New York City time, at the end of July 12, 2013, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement (as defined below). See “THE OFFER — Section 1 — Terms of the Offer.”
Offeror:
Brookfield DTLA Inc., a Delaware corporation and a direct wholly-owned subsidiary of BPO (“DTLA Inc.”). Prior to the consummation of the Offer, DTLA Inc. intends to assign all its rights and obligations with respect to the Offer to a newly-formed Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer (the “Maryland Purchaser”), such newly-formed corporation to be a direct, wholly-owned subsidiary of Brookfield DTLA (as defined below). References to “Offeror” herein mean DTLA Inc. and/or the Maryland Purchaser, as applicable. See “INTRODUCTION.”
Merger Agreement:
The Agreement and Plan of Merger by and among the Company, MPG Office, L.P. (the “Partnership”), a Maryland limited partnership and majority-owned subsidiary of the Company, Brookfield DTLA Holdings LLC (“Brookfield DTLA”), a Delaware limited liability company (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc. (“Sub REIT”), a Maryland corporation and a direct subsidiary of Brookfield DTLA, Brookfield DTLA Fund Office Trust Inc. (“REIT Merger Sub”), a Maryland corporation and a direct subsidiary of Sub REIT, and Brookfield DTLA Fund Properties LLC (“Partnership Merger Sub”), a Maryland limited liability company and a direct wholly-owned subsidiary of REIT Merger Sub, dated as of April 24, 2013, as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013 (as it may be further amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement and subject to the terms and conditions therein, among other things, the Company will be merged with and into REIT Merger Sub with REIT Merger Sub as the surviving entity (the “REIT Merger”) and, immediately after the effective time of the REIT Merger, Partnership Merger Sub will be merged with and into the Partnership with the Partnership as the surviving entity (the “Partnership Merger”). See “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement.”
Conversion of Non-Tendered Shares:
Pursuant to the Merger Agreement, at the effective time of the REIT Merger, each share of Company Preferred Stock issued and outstanding immediately prior to the effective time of the REIT Merger will be converted into, and canceled in exchange for, one share of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of Sub REIT (each, a “Sub REIT Series A Preferred Share”) with rights, terms and conditions that are substantially the same as those of the Company Preferred Stock. Sub REIT filed a registration statement on Form S-4 on June 12, 2013 with the SEC relating to the Sub REIT Series A Preferred Shares.
Company Board of Directors Recommendation:
The Board of Directors of the Company (the “Company Board”) is required by law to communicate its views regarding the Offer to holders of the Company Preferred Stock in a Schedule 14D-9 to be filed with the SEC within 10 business days from the date this Offer is commenced.
Extension of the Offer:
Offeror will extend the expiration date of the Offer for any period or periods required by any applicable law, by interpretation or position of the SEC, or its staff, or the New York Stock Exchange (the “NYSE”).
In addition, pursuant to the Merger Agreement: (i) if on or prior to any then-scheduled expiration date of the Offer, any of the conditions of the Offer (see “THE OFFER — Section 15 — Conditions of the Offer”) have not been satisfied (other than conditions which by their nature are to be satisfied at the time and date Offeror accepts the Shares for payment) or waived by Offeror, Offeror will extend the Offer for one or more periods of up to 10 business days each (or such longer period as agreed to by the Company) in order to permit the conditions of the Offer to be satisfied; provided, however, that such extended expiration date does not extend beyond the earlier of (1) the date on which the Merger Agreement is terminated in accordance with its terms and (2) the Outside Date (as defined in the Merger Agreement), which is

August 15, 2013 or such other date to which the Outside Date is extended in accordance with the terms of the Merger Agreement (see “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Termination”), and (ii) if, within five business days prior to any then-scheduled expiration date of the Offer, the Company exercises its right to postpone or adjourn the Company’s Common Stock stockholders meeting in order to consider an acquisition proposal from a third party, then Offeror will extend the Offer so that the expiration date of the Offer does not occur until the date that is one business day after such postponed meeting’s date; provided, however, that such extended expiration date does not extend beyond the earlier of (1) the date on which the Merger Agreement is terminated in accordance with its terms and (2) the Outside Date.
If Offeror decides to or is required to extend the Offer, it will issue a press release setting forth the new date at which the Offer would expire no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement.”
Conditions and Termination:
The Offer is subject to customary conditions and Offeror will not be required to accept and pay for Shares validly tendered pursuant to the Offer unless the conditions set forth in Section 15 of this Offer to Purchase, “Conditions of the Offer”, have been satisfied or waived, including, among other things, (1) the approval of the REIT Merger by holders of the Company’s common stock, par value $0.01 per share, of the Company (“Company Common Stock”) entitled to cast at least two-thirds of all votes entitled to be cast by the holders of all outstanding shares of Company Common Stock and (2) the Company having completed the sale of the properties commonly known as US Bank Tower and Westlawn Garage located at 633 West Fifth Street, Los Angeles, California in accordance with the terms of the Merger Agreement. The Offer is not conditioned on BPO or Offeror obtaining financing or upon any minimum number of Shares being tendered. Unless previously approved by the Company in writing, the Offer may not be consummated except immediately prior to the effective time of the REIT Merger unless otherwise agreed to by the Company and Offeror in writing. Offeror may terminate the Offer if the Merger Agreement is terminated in accordance with its terms. See “THE OFFER — Section 12 — Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights”, “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Termination” and “THE OFFER — Section 15 — Conditions of the Offer” in this Offer to Purchase for a description of other conditions to the Offer and Offeror’s, Brookfield DTLA’s and the Company’s respective rights to terminate the Merger Agreement.

Material U.S. Federal Income Tax Considerations:
The exchange of Shares for cash pursuant to the Offer or the exchange of Shares for Sub REIT Series A Preferred Shares pursuant to the REIT Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder (as defined in “THE OFFER — Section 5 — Material U.S. Federal Income Tax Considerations”) will recognize gain or loss equal to the difference between (1) the amount of cash or the value of Sub REIT Series A Preferred Shares received and (2) such U.S. Holder’s adjusted tax basis in its Shares exchanged therefor. Payments made to a Non-U.S. Holder (as defined in “THE OFFER — Section 5 — Material U.S. Federal Income Tax Considerations”) with respect to Shares exchanged for cash pursuant to the Offer or Shares exchanged for Sub REIT Series A Preferred Shares pursuant to the REIT Merger generally will not be subject to U.S. federal income tax, unless such Non-U.S. Holder has certain connections to the United States, the Shares constitute U.S. real property interests with respect to such Non-U.S. Holder or the payment received by such Non-U.S. Holder is attributable to gain from the Company’s deemed sale of U.S. real property interests and certain other conditions are satisfied. See “THE OFFER — Section 5 — Material U.S. Federal Income Tax Considerations” for further details.

Further Information

You may contact MacKenzie Partners, Inc., the information agent for the Offer, at the address and telephone number listed below if you have any questions about the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions you, as a holder of Company Preferred Stock, may have about the Offer (as defined below). We urge you to carefully read this Offer to Purchase in its entirety and the Letter of Transmittal and the other documents to which we have referred because the information in the Summary Term Sheet and this section is not complete. Additional important information is contained in the other sections of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my Shares?

Brookfield DTLA Inc. (“DTLA Inc.”) is offering to purchase all outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Shares” or the “Company Preferred Stock”). DTLA Inc. is a Delaware corporation formed for the purpose of making this Offer in connection with the consummation of the Mergers (as defined below). DTLA Inc. is a wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the laws of Canada (“BPO”), and has conducted no activities to date other than activities incidental to its formation and in connection with making the Offer. Prior to the consummation of the Offer, DTLA Inc. intends to assign all its rights and obligations with respect to the Offer to a newly-formed Maryland corporation (the “Maryland Purchaser”), formed for the purpose of purchasing the Shares tendered in the Offer, such newly-formed corporation to be a direct, wholly-owned subsidiary of Brookfield DTLA Holdings LLC, a Delaware limited liability company (which was converted from a Delaware partnership on May 10, 2013) (“Brookfield DTLA”). Any assignment by DTLA Inc. of its rights and obligations to the Maryland Purchaser to purchase Shares under the Offer will not relieve DTLA Inc. of any of its obligations to the holders of Shares who have tendered their Shares in the Offer. The formation of Maryland Purchaser, which will not affect tendering stockholders in the Offer, is being undertaken by Brookfield DTLA as part of the overall structure for the transaction and for corporate law and tax reasons. As used herein, references to “Offeror”, “we” “our” and “us” mean DTLA Inc. and/or the Maryland Purchaser, as applicable. See the “Introduction” to this Offer to Purchase and “THE OFFER — Section 9 — Certain Information Concerning BPO and Offeror.”

How many Shares are you offering to purchase?

We are offering to purchase for cash all outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as amended from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitutes the “Offer”). See the “Introduction” to this Offer to Purchase and “THE OFFER — Section 1 — Terms of the Offer.”

How much are you offering to pay for my Shares, what is the form of payment and will I have to pay any fees or commissions?

We are offering to pay you $25.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (the “Offer Price”). If you are the record holder of Shares (i.e., you hold Shares directly in your name in book-entry form) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” and “The Offer — Section 2 — Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer? Why are you offering to purchase my securities?

Yes, there is an agreement governing the Offer. We are seeking to purchase all of the outstanding Shares in connection with the acquisition of the Company by Brookfield DTLA pursuant to an Agreement and Plan of Merger, dated as of April 24, 2013, as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013 (as it may be further amended from time to time, the “Merger Agreement”), by and among the Company, MPG Office, L.P. (the “Partnership”), a Maryland limited partnership and majority-owned subsidiary of the Company, Brookfield DTLA, Brookfield DTLA Fund Office Trust Investor Inc. (“Sub REIT”), a Maryland corporation and a direct subsidiary of Brookfield DTLA,

Brookfield DTLA Fund Office Trust Inc. (“REIT Merger Sub”), a Maryland corporation and a direct subsidiary of Sub REIT, and Brookfield DTLA Fund Properties LLC (“Partnership Merger Sub”), a Maryland limited liability company and a direct wholly-owned subsidiary of REIT Merger Sub. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, among other things, the Company will be merged with and into REIT Merger Sub with REIT Merger Sub as the surviving entity (the “REIT Merger”) and, immediately after the effective time of the REIT Merger, Partnership Merger Sub will be merged with and into the Partnership with the Partnership as the surviving entity (the “Partnership Merger” and together with the REIT Merger, the “Mergers”). The Merger Agreement provides for the terms and conditions of the Offer. Unless the Offer is terminated, the Mergers will occur subsequent to the consummation of the Offer. See the “Introduction” to this Offer to Purchase and “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement.”

What are the conditions to the Offer?

Notwithstanding any other provision of the Offer or the Merger Agreement, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, to pay for any Shares tendered pursuant to the Offer if: (a) the Company has not completed the sale of the properties commonly known as US Bank Tower and Westlawn Garage located at 633 West Fifth Street, Los Angeles, California in accordance with the terms of the Merger Agreement or (b) any of the following conditions exist or has occurred and is continuing at the expiration date of the Offer (other than those conditions which may only be satisfied at the effective time of the REIT Merger):

(1)	at or prior to the effective time of the REIT Merger, the affirmative vote on the REIT Merger of the holders of Company Common Stock entitled to cast at least two-thirds of all votes entitled to be cast by the holders of all outstanding Company Common Stock as of the record date shall not have been obtained (the “Company Stockholder Approval”) in accordance with the Maryland General Corporation Law (the “MGCL”) and the Company’s charter;
(2)	a court of competent jurisdiction or other governmental authority enacted, issued, promulgated, enforced or entered any law, order, stipulation, or other legal restraint (whether temporary, preliminary or permanent), in any case which is in effect and which prevents, makes illegal, enjoins or otherwise prohibits the consummation of the Mergers, the Offer or the other transactions contemplated by the Merger Agreement; provided, however, that the right to assert that the condition in this paragraph has not been satisfied will not be available to Offeror if Offeror has not used its reasonable best efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, such Law, Order, stipulation, or other legal restraint, or if any of Brookfield DTLA, Sub REIT, REIT Merger Sub or Partnership Merger Sub has not complied in all material respects with its obligations under Section 7.05 of the Merger Agreement (as described therein and in “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Other Covenants Between the Parties — Effort to Effectuate the Transactions” and “— Debt Consents”);
(3)	the representations and warranties of the Company and the Partnership in the Merger Agreement (other than those covered in the immediately following sentence) that (i) are not made as of a specific date fail to be true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer, as though made on and as of such date, and (ii) are made as of a specific date fail to be true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below in “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Definition of Material Adverse Effect”). In addition, (1) the representations and warranties of the Company set forth in Section 4.01(e) (relating to ownership of the Company’s subsidiaries), Section 4.02(a) (relating to the Company’s capitalization), the first, second, third, fourth, seventh and eighth sentences of Section 4.02(c) (generally relating to the outstanding securities of the Company), the first, second and third sentences of Section 4.02(f) (relating to the ownership and partnership interests of the Partnership), and Section 4.02(g)(ii) (relating to the outstanding indebtedness of the Company) of the Merger Agreement fail to be true and correct in all respects as of the date of the Merger Agreement and as of the expiration date of the Offer, as though made on and as of the expiration date of the Offer (except for such representations and warranties made as of a specified date, which fail to be true and correct in all respects as of that specified date), except where the failure to be so true and correct would not reasonably be expected to result in additional cost, expense or liability to the Company, Brookfield DTLA and their affiliates, in the aggregate, of more than $500,000 and (2) the representations and warranties of the Company set forth in Section 4.01(a)-(b) (relating to the good standing, power and authority of the Company and the Partnership), Section 4.02(b) (relating to the absence of bonds, debentures, notes or other obligations for borrowed money of the Company having the right to vote), Section 4.02(h) (relating to the absence of any contractual obligations to repurchase, redeem or otherwise acquire Company Common Stock or capital stock of any subsidiary of the Company), Section 4.03(a) (except for Section 4.03(a)(II)) (relating to the Company’s authority relative to the Merger Agreement and related ancillary agreements), Section 4.03(b) (relating to the valid execution by the Company of the Merger Agreement and the actions of the Company necessary to consummate the transactions contemplated by the Merger Agreement), Section 4.17 (relating to brokers), Section 4.18 (relating to the opinion of the Company’s financial advisors), Section 4.21 (relating to takeover statutes) and Section 4.22 (relating to the Investment Company Act of 1940, as amended) of the Merger Agreement fail to be true and correct in all material respects as of the date of the Merger Agreement and as of the expiration date of the Offer, as though made on and as of such date (except for such representations and warranties made as of a specified date, which fail to be true and correct in all material respects as of that specified date);
(4)	the Company and the Partnership have failed to perform, in all material respects, all obligations or to comply with, in all material respects, all agreements or covenants to be performed or complied with by them under the Merger Agreement (except for Section 7.10(a) of the Merger Agreement (relating to tax matters));
(5)	since the execution and delivery of the Merger Agreement, there has occurred any event, circumstances, change or effect that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect (as defined below in “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Definition of Material Adverse Effect”);
(6)	the Company has failed to deliver to Offeror a certificate, dated as of the expiration date of the Offer, signed by the Chief Executive Officer or any Executive Vice President of the Company, certifying as to the satisfaction of the conditions specified in paragraphs (3), (4) and (5) of the “THE OFFER — Section 15 — Conditions of the Offer”;
(7)	Brookfield DTLA has failed to receive a written opinion of Latham & Watkins LLP, tax counsel to the Company, in accordance with section 8.02(e) of the Merger Agreement;
(8)	the Company has failed to obtain the Required Consents (as defined in the Merger Agreement and set forth in Section 8.02(f) of the confidential Company Disclosure Schedule delivered to Brookfield DTLA in connection with the execution of the Merger Agreement); provided, however, that no Required Consent will be required with respect to any Loan Documents (as defined in the Merger Agreement) with respect to which Brookfield DTLA has given a Brookfield Loan Payment Notice (as defined in the Merger Agreement);
(9)	the Merger Agreement has been terminated in accordance with its terms; and
(10)	the Company Board (or duly authorized committee thereof) has at any time recommended that the holders of the Shares do not accept the Offer prior to Offeror’s acceptance for payment or payment for any validly tendered Shares.

Subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right to waive, in whole or in part, any of the conditions to the Offer at any time and from time to time, in its discretion; provided that unless previously approved by the Company in writing, Offeror may not, among other things, consummate the Offer except immediately prior to the effective time of the REIT Merger unless otherwise agreed to by the Company and Offeror in writing. Accordingly, if as of any then-scheduled expiration date of the Offer closing of the transactions contemplated by the Merger Agreement is not scheduled to occur within one (1) business day thereafter, we will extend the Offer for one or more successive periods of up to 10 business days each (or such longer period as agreed to by the Company in writing, such agreement not to be unreasonably withheld, conditioned or delayed) so that the consummation of the Offer occurs immediately prior to the effective time of the REIT Merger. See “THE OFFER — Section 15 — Conditions of the Offer.” See also “THE OFFER — Section 16 — Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on Brookfield DTLA or Offeror obtaining financing.

Do you have the financial resources to make payment?

Yes. We estimate that approximately $246 million will be needed to purchase all Shares validly tendered in the Offer and to pay related fees and expenses and to complete the Offer (all such payments, collectively referred to as the “Necessary Payments”). BPO, our public parent company, or one or more of its subsidiaries will provide us with sufficient funds to pay the Necessary Payments. We expect to fund the Necessary Payments with funds provided by BPO and its subsidiaries either through one or more capital contributions or as an intercompany loan (the terms of any such intercompany loan have not yet been determined). BPO and its subsidiaries will obtain such funds from cash on hand, cash generated from general corporate operating activities and/or BPO’s existing corporate revolver. See “THE OFFER — Section 10 — Source and Amount of Funds.” In addition, concurrently with the execution of the Merger Agreement, BPO delivered to the Company a guarantee in favor of the Company with respect to, among other things, the obligations of Offeror to pay the Offer Price. See “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Miscellaneous Provisions — Guarantee.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition or the financial condition of BPO is relevant to your decision whether to tender Shares because:

•	Offeror was organized solely in connection with the Offer and, prior to the expiration date of the Offer, will not carry on any activities other than in connection with the Offer and the other transactions contemplated by the Merger Agreement;
•	the Offer is being made for all outstanding Shares solely for cash;
•	consummation of the Offer is not subject to any financing condition; and
•	we, through our public parent company, BPO, have sufficient resources available to us to purchase all Shares tendered pursuant to the Offer, and to pay for and satisfy the monetary obligations of the Brookfield Parties under the Merger Agreement.

What does the Company’s Board recommend with respect to the Offer?

The Company Board is required by law to communicate its views regarding the Offer to holders of the Company Preferred Stock in a Schedule 14D-9 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) within ten business days from the date the Offer is commenced. To date, the Company Board has not advised us whether it intends to express an opinion as to whether holders of Shares should accept or reject the Offer or otherwise make a recommendation with respect to the Offer in the 14D-9.

How long do I have to decide whether to tender my Shares in the Offer?

You have until 12:00 midnight, New York City time, at the end of July 12, 2013, to decide whether to tender your Shares in the Offer, unless the Offer is extended as described below or the Offer is earlier terminated in accordance with the terms of the Merger Agreement. See “THE OFFER — Section 1 — Terms of the Offer.” If you cannot deliver everything required to make a valid tender of your Shares prior to that time, you may be able to use a guaranteed delivery procedure, which is described in “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares.” In addition, if we decide to provide for a “subsequent offering period” in the Offer as described below under “THE OFFER — Section 1 — Terms of the Offer”, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, you should promptly contact your broker, dealer, commercial bank, trust company or other nominee as they may require advance notification before the expiration date of the Offer (as may be extended in accordance with the Merger Agreement).

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that (i) if on or prior to the scheduled expiration date of the Offer (as may be extended in accordance with the Merger Agreement), including following a prior extension, any condition to the Offer has not been satisfied (other than conditions which by their nature are to be satisfied at the time and date Offeror accepts the Shares for payment) or waived by Offeror, we will extend the Offer for one or more successive periods of up to 10 business days each (or such longer period as agreed to by Company in writing, such agreement not to be unreasonably withheld, conditioned or delayed) in order to permit the satisfaction of such conditions; provided, however, that such extension of the Offer does not extend past the earlier of (1) the date on which the Merger Agreement is terminated in accordance with its terms and (2) the Outside Date (as defined in the Merger Agreement), which is August 15, 2013 or such other date to which the Outside Date is extended in accordance with the terms of the Merger Agreement (see “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Termination”), (ii) if, within five business days prior to any then-scheduled expiration date of the Offer, the Company exercises its right to postpone or adjourn the Company’s Common Stock stockholders meeting in order to consider an acquisition proposal from a third party, then we will extend the Offer so that the expiration date of the Offer does not occur until the date that is at least one business day after the postponed meeting’s date; provided, however, that such extended expiration date of the Offer does not extend past the earlier of (1) the date on which the Merger Agreement is terminated in accordance with its terms and (2) the Outside Date, and (iii) we will extend the Offer for any period or periods required by applicable law, any interpretation or position of the SEC or its staff, or by the NYSE. See “THE OFFER — Section 1 — Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the Depositary for the Offer (the “Depositary”) of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. An amendment to this Offer to Purchase providing for the extension will also be filed with the SEC. See “THE OFFER — Section 1 — Terms of the Offer.”

How do I tender my Shares?

If you wish to tender your Shares into the Offer, this is what you must do:

•	If you are a record holder (i.e., you hold your Shares directly in your name in book-entry form), you must complete and sign the enclosed Letter of Transmittal and send it and any other documents to the Depositary or follow the procedures for book-entry transfer set forth in “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares” of this Offer to Purchase. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3 — Procedure for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Please call MacKenzie Partners, Inc., our information agent for the Offer, at (800) 322-2885 if you require assistance. See “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you must contact your broker, dealer, trust company, bank or other nominee and give instructions that your Shares be tendered.

Until what time can I withdraw the validly tendered Shares?

If, after tendering your Shares in the Offer, you decide that you want to withdraw your previously tendered Shares, you can do so by so instructing the Depositary in writing on or prior to the expiration date of the Offer (as may be extended in accordance with the Merger Agreement). Thereafter, tenders of Shares are irrevocable, except that, if we have not accepted your Shares for payment by August 12, 2013, which is the 60th day after the date of the commencement of the Offer, you may withdraw them at any time until we do accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn.

How do I withdraw the validly tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you have the right to withdraw the Shares tendered in the Offer. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange the withdrawal of your Shares. See “THE OFFER — Section 4 — Withdrawal Rights.”

When and how will I be paid for my validly tendered Shares?

If the conditions to the Offer as set forth in “THE OFFER — Section 15 — Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be paid an amount equal to the Offer Price for each tendered Share as promptly as practicable following the expiration of the Offer.

We will pay for your validly tendered and not properly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for the validly tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares”), a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See “THE OFFER — Section 2 — Acceptance for Payment and Payment for Shares.”

If less than all of the Shares are tendered in the Offer or the Offer is not completed, will the Mergers nevertheless be consummated?

Yes. If the conditions to the Mergers are satisfied or waived (where permissible), then, regardless of whether any Shares are tendered in the Offer or if the Offer is consummated, the Company will be merged with and into REIT Merger Sub with REIT Merger Sub as the surviving entity and, immediately after the effective time of the REIT Merger, Partnership Merger Sub will be merged with and into the Partnership with the Partnership as the surviving entity. See the “Introduction” to this Offer to Purchase and “THE OFFER — Section 12 — Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” and “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement.”

If I decide not to tender, how will the Offer affect my Shares?

Shares that are not tendered in the Offer will remain outstanding and, if the REIT Merger is consummated, then, at the effective time of the REIT Merger, each share of Company Preferred Stock issued and outstanding immediately prior to the effective time of the REIT Merger will be converted into, and canceled in exchange for, one share of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of Sub REIT (each, a “Sub REIT Series A Preferred Share”). The rights, terms and conditions of the Sub REIT Series A Preferred Shares will be substantially the same as those of the Company Preferred Stock. See the “Introduction” to this Offer to Purchase and “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement” and “— Articles Supplementary of the Sub REIT Series A Preferred Shares.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. See “THE OFFER — Section 12 — Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights — Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On April 24, 2013, the last full trading day before the announcement of the execution of the Merger Agreement was made by BPO and the Company on April 25, 2013, the reported closing price for the Shares on the NYSE was $27.00 per Share. On June 13, 2013, the last full trading day prior to the date of this Offer to

Purchase, the reported closing price for the Shares on the NYSE was $26.75 per Share. See “THE OFFER — Section 6 — Price Range of Shares; Dividends” for further details. Before deciding whether to tender your Shares into and accept the Offer, you should obtain a recent market quotation for the Shares.

We expect the Shares to continue to be traded on the NYSE until the date of consummation of the REIT Merger, although the purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise publicly trade and could adversely affect the liquidity and market value of the remaining Shares held by the public. See “THE OFFER — Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” for further details.

What are the U.S. federal income tax consequences of tendering my Shares pursuant to the Offer?

Your exchange of Shares for cash pursuant to the Offer or your exchange of Shares for Sub REIT Series A Preferred Shares pursuant to the REIT Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. In general, a U.S. Holder (as defined in “THE OFFER — Section 5 — Material U.S. Federal Income Tax Considerations”) that exchanges Shares for cash pursuant to the Offer will recognize gain or loss equal to the difference between (1) the amount of cash received and (2) such U.S. Holder’s adjusted tax basis in such Shares. In general, a U.S. Holder that exchanges Shares for Sub REIT Series A Preferred Shares pursuant to the REIT Merger will recognize gain or loss equal to the difference between (1) the value of the Sub REIT Series A Preferred Shares received and (2) such U.S. Holder’s adjusted tax basis in such Shares. Payments made to a Non-U.S. Holder (as defined in “THE OFFER — Section 5 — Material U.S. Federal Income Tax Considerations”) with respect to Shares exchanged for cash pursuant to the Offer or Shares exchanged for Sub REIT Series A Preferred Shares pursuant to the REIT Merger generally will not be subject to U.S. federal income tax, unless such Non-U.S. Holder has certain connections to the United States, the Shares constitute U.S. real property interests with respect to such Non-U.S. Holder or the payment received by such Non-U.S. Holder is attributable to gain from the Company’s deemed sale of U.S. real property interests and certain other conditions are satisfied. See “THE OFFER — Section 5 — Material U.S. Federal Income Tax Considerations.”

You are urged to consult your own tax advisor regarding the tax consequences to you of participating in the Offer and exchanging your Shares for cash pursuant to the Offer or of exchanging your Shares for Sub REIT Series A Preferred Shares in the REIT Merger in light of your own particular circumstances. See “THE OFFER — Section 5 — Material U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the Offer?

You can call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll-free) with any questions you may have. Banks and brokers may call (212) 929-5500. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of Shares of 7.625% Series A Cumulative Redeemable Preferred Stock of MPG Office Trust, Inc.:

INTRODUCTION

Brookfield DTLA Inc. (“DTLA Inc.” or “Offeror”), a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the Laws of Canada (“BPO”), is offering to purchase all outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (collectively, the “Shares” or the “Company Preferred Stock”) of MPG Office Trust, Inc., a Maryland corporation (the “Company”), for $25.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). All references to this Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively.

If you are a record holder (i.e., you hold shares of Company Preferred Stock directly in your name in book-entry form), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the U.S. Internal Revenue Service (the “IRS”) Form W-9 that is included in the Letter of Transmittal (or other applicable form) or otherwise establish an exemption, you may be subject to backup withholding at the applicable rate (currently 28%) on the gross proceeds payable to you. See “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares — Backup Withholding Tax.” Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses that American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See “THE OFFER — Section 17 — Fees and Expenses.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of April 24, 2013, as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013 (as it may be further amended from time to time, the “Merger Agreement”), by and among Brookfield DTLA Holdings LLC, a Delaware limited liability company which was converted from a Delaware limited partnership on May 10, 2013 (“Brookfield DTLA”), Brookfield DTLA Fund Office Trust Investor Inc. (“Sub REIT”), a Maryland corporation and a direct subsidiary of Brookfield DTLA, Brookfield DTLA Fund Office Trust Inc. (“REIT Merger Sub”), a Maryland corporation and a direct subsidiary of Sub REIT, Brookfield DTLA Fund Properties LLC, a Maryland limited liability company and a direct wholly-owned subsidiary of REIT Merger Sub (“Partnership Merger Sub”), the Company, and MPG Office, L.P., a Maryland limited partnership (the “Partnership”). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, among other things, the Company will be merged with and into REIT Merger Sub with REIT Merger Sub as the surviving entity (the “REIT Merger”) and, immediately after the effective time of the REIT Merger, Partnership Merger Sub will be merged with and into the Partnership with the Partnership as the surviving entity (the “Partnership Merger” and, together with the REIT Merger, the “Mergers”). Unless the Offer is terminated, the Mergers will occur subsequent to the consummation of the Offer. Pursuant to the Merger Agreement, by virtue of the REIT Merger, each Share issued and outstanding immediately prior to the effective time of the REIT Merger that is not tendered and accepted for payment in the Offer will be converted into, and canceled in exchange for, one share of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of Sub REIT (each, a “Sub REIT Series A Preferred Share” or the “Sub REIT Series A Preferred Stock”), with rights, terms and conditions that are substantially the same as those of the Company Preferred Stock (which rights, terms and conditions are more fully described below in “THE OFFER — Section 13 — The Transaction Documents — Articles Supplementary of the Sub REIT Series A Preferred Shares”). Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for the Shares.

Holders of Company Preferred Stock will not have appraisal rights with respect to the Offer. At the effective time of the REIT Merger, all such Shares will automatically be canceled and will cease to exist, and each holder of a certificate, or evidence of Shares held in book-entry form, that immediately prior to the effective time of the Merger represented any such Shares will, upon surrender of such Share, thereafter represent only the right to receive one Sub REIT Series A Preferred Share.

The Board of Directors of the Company (the “Company Board”) is required by law to communicate its views regarding the Offer to holders of the Company Preferred Stock in a Schedule 14D-9 to be filed with the SEC within ten business days from the date the Offer is commenced. Under the terms of the Merger Agreement, the Company has agreed that it may take no position with respect to the Offer, but will not make a recommendation against the Offer in the Schedule 14D-9. To date, the Company Board has not advised us whether it intends to express an opinion as to whether holders of Company Preferred Stock should accept or reject the Offer or otherwise make a recommendation with respect to the Offer in the Schedule 14D-9.

The Offer is subject to customary conditions and Offeror is not required to complete the Offer unless, among other things, (1) the approval of the REIT Merger by holders of Company Common Stock entitled to cast at least two-thirds of all votes entitled to be cast by the holders of all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) and (2) the Company having completed the sale of the properties commonly known as US Bank Tower and Westlawn Garage) located at 633 West Fifth Street, Los Angeles, California in accordance with the terms of the Merger Agreement. See “THE OFFER — Section 15 — Conditions of the Offer.”

The Merger Agreement provides if less than all of the outstanding Shares are tendered and accepted for payment in the Offer, then the two directors of the Company who were elected by the holders of Company Preferred Stock prior to the closing of the REIT Merger will serve as directors of REIT Merger Sub (the surviving entity in the REIT Merger) immediately following the effective time of the REIT Merger. If all outstanding Shares are accepted for payment pursuant to the Offer, none of the directors elected by the holders of Company Preferred Stock prior to the closing of the REIT Merger will be entitled to serve on the board of directors of REIT Merger Sub following the effective time of the REIT Merger.

The Offer will expire at 12:00 midnight, New York City time, at the end of the day on July 12, 2013, unless we extend the Offer or the Offer is terminated in accordance with the terms of the Merger Agreement. In addition, we are permitted to provide for a “subsequent offering period” in the Offer as described below under “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — The Offer” to this Offer to Purchase, which would provide you with an additional opportunity to tender your Shares.

Prior to the consummation of the Offer, DTLA Inc. intends to assign all its rights and obligations with respect to the Offer to a newly-formed Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer, such newly-formed corporation to be a direct, wholly-owned subsidiary of Brookfield DTLA (the “Maryland Purchaser”). Any assignment by DTLA Inc. of its rights and obligations to the Maryland Purchaser to purchase Shares under the Offer will not relieve DTLA Inc. of any of its obligations to the holders of Shares who have tendered their Shares in the Offer. The formation of Maryland Purchaser, which will not affect tendering stockholders in the Offer, is being undertaken by Brookfield DTLA as part of the overall structure for the transaction and for corporate law and tax reasons. As used herein, references to “Offeror”, “we”, “our” and “us” mean DTLA Inc. and/or the Maryland Purchaser, as applicable.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn in accordance with the procedures set forth in “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on July 12, 2013, unless extended, in which event such “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire.

The Offer is subject to the conditions set forth in “THE OFFER — Section 15 — Conditions of the Offer,” which include, among other things, satisfaction of the following conditions: (1) the approval of the REIT Merger by holders of Company Common Stock entitled to cast at least two-thirds of all votes entitled to be cast by the holders of all outstanding Company Common Stock and (2) the Company having completed the sale of the properties commonly known as US Bank Tower and Westlawn Garage located at 633 West Fifth Street, Los Angeles, California in accordance with the terms of the Merger Agreement. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not properly withdrawn prior to the Expiration Date. Pursuant to the Merger Agreement, (i) if on or prior to any then-scheduled Expiration Date any condition to the Offer has not been satisfied (other than conditions which by their nature are to be satisfied at the time and date Offeror accepts the Shares for payment) or waived by Offeror, we will extend the Offer for one or more successive periods of not more than 10 business days each (or such longer period as agreed to by Company in writing, such agreement not to be unreasonably withheld, conditioned or delayed) in order to permit the satisfaction of such conditions; provided that such extension of the Offer does not extend past the earlier of (a) the date on which the Merger Agreement is terminated in accordance with its terms and (b) the Outside Date (as defined in the Merger Agreement), which is August 15, 2013 or such other date to which the Outside Date is extended in accordance with the terms of the Merger Agreement (see “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Termination”), (ii) if, within five business days prior to any then-scheduled Expiration Date, the Company exercises its right to postpone or adjourn the Company’s Common Stock stockholders meeting in order consider an Acquisition Proposal (as defined below) from a third party, then we will extend the Offer so that the Expiration Date does not occur until the date that is one business day after such postponed meeting’s date; provided, however, that such extended expiration date does not extend past the earlier of (a) the date on which the Merger Agreement is terminated in accordance with its terms and (b) the Outside Date and (iii) we will extend the Offer for any period or periods required by applicable law, any interpretation or position of the U.S. Securities and Exchange Commission (the “ SEC”) or its staff, or by the New York Stock Exchange (“NYSE”). In addition, under the terms of the Merger Agreement, unless previously approved by the Company in writing, we may not, among other things, consummate the Offer except immediately prior to the effective time of the REIT Merger unless otherwise agreed to by the Company and Offeror in writing. Accordingly, if as of any then-scheduled expiration date of the Offer the closing date of the Mergers is not scheduled to occur within one (1) business day thereafter, we will extend the Offer for one or more successive periods of up to 10 business days each (or such longer period as agreed to by the Company in writing, such agreement not to be unreasonably withheld, conditioned or delayed) so that the consummation of the Offer occurs immediately prior to the effective time of the REIT Merger. See “THE OFFER — Section 15 — Conditions of the Offer.” See also “THE OFFER — Section 16 — Certain Legal Matters; Regulatory Approvals.” During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See “THE OFFER — Section 4 — Withdrawal Rights.” In addition, Offeror expressly reserves the right to, in its sole discretion, following the closing of the Offer, extend the Offer for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 of the Exchange Act.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive, in whole or in part, any of the conditions to the Offer at any time and from time to time, in our discretion, provided that unless previously approved by the Company in writing, we may not (1) reduce the number of Shares sought to be purchased in the Offer, (2) reduce the Offer Price, (3) change the form of consideration payable in the Offer, (4) consummate the Offer except immediately prior to the effective time of the REIT Merger unless otherwise agreed to by the Company and Offeror in writing, (5) abandon or terminate the Offer except as expressly provided in the Merger Agreement, or (6) amend, modify or supplement any of the conditions to the Offer set forth in “THE OFFER — Section 15 — Conditions of the Offer” in a manner adverse to the holders of Shares.

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view a tender offer must remain open for a minimum period of time following a material change in the terms of such tender offer. The release states that a tender offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, with respect to a change in price or a change in the percentage of securities sought, a minimum of a 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response. Accordingly, if, on or prior to the Expiration Date, we increase the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, we will extend the Offer at least until the expiration of that period of 10 business days. If, on or prior to the Expiration Date, we increase the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. As used in this Offer to Purchase, “business day” shall mean any day other than a Saturday, Sunday, federal holiday or other day on which commercial banks in New York, New York are authorized or required by law to close.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction or waiver of all of the conditions of the Offer set forth in “THE OFFER — Section 15 — Certain Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Date.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Offeror’s obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (1) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares — Book-Entry Delivery”), (2) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees or an Agent’s Message (as defined in “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares — Book-Entry Delivery”) in connection with a book-entry transfer and (3) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, all Shares validly tendered and not withdrawn when, as and if we give oral or written notice of our acceptance to the Depositary.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that holders are entitled to withdrawal rights described herein under “THE OFFER — Section 4 — Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any validly tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or issue new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

Offeror reserves the right to transfer or assign, in whole or in part and from time to time, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered in the Offer. Any such transfer or assignment will not relieve Offeror of its obligations under the Offer in the event of a breach by the transferee and will in no way prejudice the rights of tendering holders to receive payment for Shares validly tendered, not withdrawn and accepted for payment pursuant to the Offer. As disclosed herein, DTLA Inc. intends to assign the right to purchase the Shares tendered in the Offer to the Maryland Purchaser. In the event Offeror does transfer or assign the right to purchase all or any portion of the Shares tendered in the Offer to one or more affiliates prior to the expiration date of the Offer, Offeror will file an amended Schedule TO with the SEC.

3. Procedure for Accepting the Offer and Tendering Shares.

Valid Tender of Shares.  Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal, properly completed and signed, together with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (1) you must deliver certificates for the Shares representing the validly tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (2) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (1) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (2) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (3) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery.  The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Signature Guarantees.  All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “ Eligible Institution”), unless the Shares tendered are tendered (1) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (2) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates for the Shares.

Guaranteed Delivery.  If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;
•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with the Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and
•	the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup Withholding.  A non-corporate Holder (as defined in “THE OFFER — Section 5 — Material U.S. Federal Income Tax Considerations”) may be subject to backup withholding at the applicable rate (currently 28%) with respect to payments received upon the exchange of Shares pursuant to the Offer or the REIT Merger. To avoid backup withholding, a U.S. Holder (as defined in “THE OFFER — Section 5 — Material U.S. Federal Income Tax Considerations”) must provide a valid taxpayer identification number and otherwise comply with certain certification procedures (generally, by providing a properly completed IRS Form W-9 included with the Letter of Transmittal) or otherwise establish to the satisfaction of the Depositary an exemption from backup withholding. To avoid backup withholding, a Non-U.S. Holder (as defined in “THE OFFER — Section 5 — Material U.S. Federal Income Tax Considerations”) must (a) certify under penalties of perjury on an appropriate and properly completed IRS Form W-8 that such Non-U.S. Holder is not a U.S. person (provided that the Depositary does not have actual knowledge or reason to know that the Holder is a U.S. person), or (b) otherwise establish to the satisfaction of the Depositary that such Non-U.S. Holder is exempt from backup withholding. For a more detailed discussion of backup withholding, see “THE OFFER — Section 5 — Material U.S. Federal Income Tax Considerations.”

Determination of Validity.  We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. Withdrawal Rights.

Except as described in this Section 4, validly tendered Shares made in the Offer are irrevocable. If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by so instructing the Depositary in writing on or prior to the Expiration Date (as may be extended in accordance with the Merger Agreement). Further, if we have not accepted your Shares for payment within 60 days of the commencement of the Offer, you may withdraw them at any time after that 60-day period until we do accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered at any time before the Expiration Date by again following any of the procedures described in “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares.”

If we provide a subsequent offering period (as described in more detail in “THE OFFER — Section 1 — Terms of the Offer”) following the closing of the Offer, no withdrawal rights will apply to Shares tendered in such subsequent offering period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination will be final and binding. None of Offeror, the Depositary, the information agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Considerations.

The following is a general summary of the material U.S. federal income tax considerations to a beneficial owner of Shares (a “Holder”) who exchanges Shares for cash pursuant to the Offer (including during a subsequent offering period) or whose Shares are converted into, and canceled in exchange for, Sub REIT Series A Preferred Shares in the REIT Merger. This discussion does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the REIT Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions administrative rulings and published positions of the Internal Revenue Service (“IRS”), all as in effect as of the date hereof. These authorities are subject to change, with possible retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS or any other taxing authority with respect to any of the statements made and conclusions reached herein, and there can be no assurance that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

For purposes of this discussion, the term “U.S. Holder” means a Holder that is, for U.S. federal income tax purposes:

•	a citizen or an individual resident of the United States;
•	a corporation (or other entity or arrangement taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust which (1) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

A “Non-U.S. Holder” is a Holder (other than a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership that holds Shares, you should consult your tax advisor regarding the tax consequences of the exchange of Shares for cash pursuant to the Offer or the exchange of Shares for Sub REIT Series A Preferred Shares in the REIT Merger.

This summary is for general information only and does not constitute tax advice. This summary does not address all aspects of U.S. federal income taxation that may be relevant to Holders in light of their particular circumstances. In addition, this discussion does not apply to certain categories of Holders that are subject to special treatment under the U.S. federal income tax laws, such as (1) banks, financial institutions or insurance companies, (2) regulated investment companies or real estate investment trusts, (3) brokers or dealers in securities or currencies or traders in securities that elect mark-to-market treatment, (4) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, (5) controlled foreign corporations or passive foreign investment companies, (6) Holders that acquired Shares in connection with the exercise of employee stock options or otherwise as compensation for services, (7) Holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction or other integrated investment, (8) Holders that are liable for the “alternative minimum tax” under the Code, (9) U.S. Holders whose functional currency is not the U.S. dollar, (10) subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes, (11) Non-U.S. Holders who at any time have held, actually or constructively, more than 5% of the Company Preferred Stock, or (12) certain former U.S. citizens or long-term residents. This discussion does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. In addition, this discussion applies only to Holders that hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION.

U.S. Holders.

The exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss equal to the difference between (1) the amount of cash received and (2) such U.S. Holder’s adjusted tax basis in its Shares exchanged therefor. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired for the same cost in the same transaction) exchanged for cash pursuant to the Offer. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Shares exchanged were held for more than one year as of the date of exchange. If, however, a U.S. Holder recognizes a loss upon the exchange of Shares that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. Holder received distributions from the Company which were required to be treated as long-term capital gains. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations. In addition, the IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a different tax rate to a portion of capital gain realized by a non-corporate shareholder on the sale of real estate investment trust (“REIT”) shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.”

If a U.S. Holder does not exchange its Shares for cash pursuant to the Offer, then, upon the consummation of the REIT Merger, each Share issued and outstanding immediately prior to the effective time of the REIT Merger will be converted into, and canceled in exchange for, one Sub REIT Series A Preferred Share. The exchange of Shares for Sub REIT Series A Preferred Shares pursuant to the REIT Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss equal to the difference between (1) the value of the Sub REIT Series A Preferred Shares received and (2) such U.S. Holder’s adjusted tax basis in its Shares exchanged therefor. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired for the same cost in the same transaction) exchanged for Sub REIT Series A Preferred Shares in the REIT Merger. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Shares exchanged were held for more than one year as of the date of exchange. If, however, a U.S. Holder recognizes a loss upon the exchange of Shares that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. Holder received distributions from the Company which were required to be treated as long-term capital gains. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations. In addition, the IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a different tax rate to a portion of capital gain realized by a non-corporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Thus, it is possible that an exchanging U.S. Holder pursuant to the REIT Merger will recognize taxable gain for U.S. federal income tax purposes as a result of the REIT Merger and incur U.S. federal income tax liability with respect to such exchange without receiving any corresponding distribution cash with which to pay such taxes.

Non-U.S. Holders Who Exchange Shares for Cash Pursuant to the Offer.

The gain, if any, recognized by a Non-U.S. Holder on the receipt of cash in exchange for Shares pursuant to the Offer will generally be taxable in the United States only in one of three cases: (1) if the Non-U.S. Holder's investment in Shares is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder (through a permanent establishment, where applicable), the Non-U.S. Holder will be subject to the same treatment as a U.S. Holder with respect to such gain (a corporate Non-U.S. Holder may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty)); (2) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are satisfied, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain; or (3) if the Shares constitute U.S. real property interests (“USRPIs”) with respect to such Non-U.S. Holder, gain recognized by the Non-U.S. Holder will be subject to tax under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. Holder of the same type (e.g., an individual or a corporation, as the case may be), and, if the Shares are not “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, collection of the FIRPTA tax will be enforced by a refundable withholding tax at a rate of 10% of such Non-U.S. Holder's proceeds.

Shares will not constitute USRPIs if the Company is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of the value of which is held directly or indirectly by Non-U.S. Holders at all times during a specified testing period. In the event that the Company is not a domestically controlled qualified investment entity, but the Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, gain realized by a Non-U.S. Holder nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the Non-U.S. Holder receiving cash in exchange for its Shares pursuant to the Offer owned, actually and constructively, 5% or less of the Company Preferred Stock throughout the shorter of the five-year period ending on the date of the exchange pursuant to the Offer or the Holder’s holding period for the Company Preferred Stock. If gain recognized by a Non-U.S. Holder upon the exchange of Shares for cash pursuant to the Offer were subject to taxation under FIRPTA, the Non-U.S. Holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. Holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

In addition, if the Offer and the REIT Merger were integrated for tax purposes, such that the Non-U.S. Holders who exchange their Shares pursuant to the Offer were considered to have exchanged their Shares Pursuant to the REIT Merger, the U.S. federal income tax consequences described below in “— Non-U.S. Holders Who Do Not Exchange Shares for Cash Pursuant to the Offer,” could apply to any such Non-U.S. Holder.

Non-U.S. Holders Who Do Not Exchange Shares for Cash Pursuant to the Offer.

The Shares held by Non-U.S. Holders who do not exchange their Shares for cash pursuant to the Offer will, upon the consummation of the REIT Merger, be converted into Sub REIT Series A Preferred Shares in the REIT Merger. The U.S. federal income tax consequences of the REIT Merger to a Non-U.S. Holder will depend on various factors, including whether the Sub REIT Series A Preferred Shares received in exchange for Shares are treated as a distribution from the Company to its shareholders that is attributable to gain from the sale of USRPIs. The IRS has announced in Notice 2007-55 that it intends to take the position that under current law a Non-U.S. Holder’s receipt of a liquidating distribution from a REIT (including the receipt of Sub REIT Series A Preferred Shares in exchange for Shares in the REIT Merger, which will be treated as a deemed liquidation for U.S. federal income tax purposes) is generally subject to tax under FIRPTA as a distribution to the extent attributable to gain from the sale of USRPIs. We intend to take the position that the Non-U.S. Holders whose Shares are converted into Sub REIT Series A Preferred Shares will be subject to tax in accordance with Notice 2007-55, and accordingly, to the extent Sub REIT Series A Preferred Shares received by Non-U.S. Holders of Shares in the REIT Merger (or deemed to be received in the REIT Merger) are attributable to gain from the Company’s deemed sale of USRPIs, we intend to take the position that the U.S. federal income tax consequences described below in “— Non-U.S. Holders Who Do Not Exchange Shares for Cash Pursuant to the Offer — Distribution of Gain from the Disposition of U.S. Real Property Interests” will apply. Notwithstanding the foregoing, if a Non-U.S. Holder has not owned more than 5% of the Company Preferred Stock at any time during the one-year period ending on the date of the REIT Merger and the Company Preferred Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States, the U.S. federal income tax consequences described in the paragraph immediately below would generally apply to such Non-U.S. Holder. In general, the provisions governing the taxation of distributions by REITs can be less favorable to Non-U.S. Holders than the taxation of sales or exchanges of REIT shares by Non-U.S. Holders, and Non-U.S. Holders should consult their tax advisors regarding the application of these provisions. In the event a Non-U.S. Holder incurs U.S. federal income tax liability as a result of the exchange of their Shares pursuant to the REIT Merger, such Non-U.S. Holder will not receive any corresponding distribution of cash with which to pay such taxes.

Taxable Sale of Shares Pursuant to the REIT Merger.  Subject to the discussion of backup withholding and the rules described below under “— Non-U.S. Holders Who Do Not Exchange Shares for Cash Pursuant to the Offer — Distribution of Gain from the Disposition of U.S. Real Property Interests,” the gain, if any, recognized by a Non-U.S. Holder upon the conversion of Shares into Sub REIT Series A Preferred Shares in the REIT Merger will generally be taxable in the United States only in one of three cases: (1) if the Non-U.S. Holder's investment in Shares is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder (through a permanent establishment, where applicable), the Non-U.S. Holder will be subject to the same treatment as a U.S. Holder with respect to such gain (a corporate Non-U.S. Holder may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty)); (2) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are satisfied, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain; or (3) if the Shares constitute USRPIs with respect to such Non-U.S. Holder, the Non-U.S. Holder would be required to file a U.S. federal income tax return and gain recognized by the Non-U.S. Holder in connection with the REIT Merger will be subject to tax under FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. Holder of the same type (e.g., an individual or a corporation, as the case may be), subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In addition, if the Shares are not “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, collection of the FIRPTA tax will be enforced by a refundable withholding tax at a rate of 10% of such Non-U.S. Holder's proceeds.

Shares will not constitute USRPIs if the Company is a “domestically controlled qualified investment entity,” as described above. In the event that the Company is not a domestically controlled qualified investment entity, but the Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, gain realized by a Non-U.S. Holder nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the Non-U.S. Holder receiving Sub REIT Series A Preferred Shares in exchange for their Shares in the REIT Merger owned, actually and constructively, 5% or less of the Company Preferred Stock throughout the shorter of the five-year period ending on the date of the REIT Merger or the Holder’s holding period for the Company Preferred Stock.

Distribution of Gain from the Disposition of U.S. Real Property Interests.  To the extent Sub REIT Series A Preferred Shares received by Non-U.S. Holders of Shares in the REIT Merger (or deemed to be received in the REIT Merger) are attributable to gain from the Company’s deemed sale of USRPIs (which we expect to be a substantial portion of such Sub REIT Series A Preferred Shares), such amount will be treated as income effectively connected with a U.S. trade or business of the Non-U.S. Holder and generally will be subject to U.S. federal income tax on a net basis. A corporate Non-U.S. Holder would also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty). In addition, 35% (or 20% to the extent provided in Treasury Regulations) of any such amounts paid to a Non-U.S. Holder would be withheld and remitted to the IRS. Notwithstanding the foregoing, if a Non-U.S. Holder has not owned more than 5% of the Company Preferred Stock at any time during the one-year period ending on the date of the REIT Merger and the Company Preferred Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States, the 35% withholding tax described above would not apply, and such Non-U.S. Holder would instead be subject to the rules described above under “— Non-U.S. Holders Who Do Not Exchange Shares for Cash Pursuant to the Offer — Taxable Sale of Shares Pursuant to the REIT Merger” and “— Non-U.S. Holders Who Exchange Shares for Cash Pursuant to the Offer.”

A Non-U.S. Holder may be entitled to a refund or credit against the Holder’s U.S. tax liability, if any, with respect to any amount withheld pursuant to these rules, provided that the required information is furnished to the IRS on a timely basis. Non-U.S. Holders should consult their tax advisors regarding withholding tax considerations.

Tax Consequences of Beneficial Ownership of Sub REIT Series A Preferred Shares.

A description of the material U.S. federal income tax consequences to beneficial owners of Sub REIT Series A Preferred Shares following the REIT Merger is included in the registration statement on Form S-4 filed with the SEC by Sub REIT on June 12, 2013. Holders are urged to review the Form S-4 in connection with their decision to not participate in the Offer and to own Sub REIT Series A Preferred Shares.

Information Reporting and Backup Withholding.

Payments made to a Holder with respect to Shares exchanged pursuant to the Offer or the REIT Merger will be reported to the Holder and the IRS to the extent required by the Code and applicable Treasury Regulations. In addition, a non-corporate Holder may be subject to backup withholding at the applicable rate (currently 28%) with respect to such payments. To avoid backup withholding, a U.S. Holder must provide a valid taxpayer identification number and otherwise comply with certain certification procedures (generally, by providing a properly completed IRS Form W-9 included with the Letter of Transmittal) or otherwise establish to the satisfaction of the Depositary an exemption from backup withholding. To avoid backup withholding, a Non-U.S. Holder must (a) certify under penalties of perjury on an appropriate and properly completed IRS Form W-8 that such Non-U.S. Holder is not a U.S. person (provided that the Depositary does not have actual knowledge or reason to know that the Holder is a U.S. person), or (b) otherwise establish to the satisfaction of the Depositary that such Non-U.S. Holder is exempt from backup withholding. Each Non-U.S. Holder is urged to consult its own tax advisor to determine which IRS Form W-8 is appropriate in such Non-U.S. Holder’s case. If Shares are held through a non-U.S. partnership or other flow-through entity, certain documentation requirements also may apply to the partnership or other flow-through entity.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Holder generally will be allowed as a credit against such Holder’s U.S. federal income tax liability and may entitle the Holder to a refund, provided that such Holder timely furnishes the required information to the IRS.

Additional Tax on Investment Income.

Certain U.S. Holders that are individuals, estates or trusts whose income exceeds certain thresholds and who have “net investment income” as defined by the Code may be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, capital gains from the sale or taxable disposition of Shares, subject to certain limitations and exceptions. U.S. Holders should consult their tax advisors with respect to the potential application of this additional tax.

6. Price Range of Shares; Dividends.

The Shares are listed and principally traded on NYSE under the symbol “MPG-A” and began trading on the NYSE on January 30, 2004. The following table sets forth, for the periods indicated, the high and low sales prices per Share on NYSE for each quarterly period within the two preceding fiscal years, as reported in published financial sources:

	High	Low
2011
First Quarter	$19.64	$15.57
Second Quarter	17.55	14.75
Third Quarter	19.18	13.75
Fourth Quarter	15.89	11.84
2012
First Quarter	$15.44	$11.95
Second Quarter	15.17	13.51
Third Quarter	23.34	14.293
Fourth Quarter	22.90	18.13
2013
First Quarter	$27.26	$21.00
Second Quarter (through June 13, 2013)	30.51	26.34

The Company did not declare dividends on the Company Common Stock or the Company Preferred Stock during 2010, 2011 and 2012 and has not done so in 2013 to date. Under the terms of the Merger Agreement, from the date of the Merger Agreement to the effective time of the REIT Merger, the Company is not permitted to declare, set aside or pay dividend or other distribution (whether in cash, stock, or property or any combination thereof and whether or not out of earnings and profits of the Company or the Partnership) in respect of any shares of Company Preferred Stock, Company Common Stock or partnership interests of the Partnership or with respect to equity or ownership interests in any subsidiary of the Company, except to the extent required by contracts of the Company existing on or prior to April 24, 2013, or except distributions by an entity directly or indirectly wholly-owned by the Partnership.

On April 24, 2013, the last full trading day before the announcement of the execution of the Merger Agreement was made by BPO and the Company on April 25, 2013, the reported closing price for the Shares on the NYSE was $27.00 per Share. On June 13, 2013, the last full trading day prior to the date of this Offer to Purchase, the reported closing price for the Shares on the NYSE was $26.75 per Share. Before deciding whether to tender your Shares into and accept the Offer, you should obtain a recent market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.  The Shares will continue to be traded on the NYSE until the date of consummation of the REIT Merger, although the purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise publicly trade and could adversely affect the liquidity and market value of the remaining Shares held by the public. Please note that the time period, if any, between completion of the Offer and the REIT Merger is expected to be very short. During that time, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Offeror. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be the same, greater or less than the Offer Price.

Stock Exchange Listing.  Following the consummation of the Offer and the REIT Merger, the Shares will be delisted from the NYSE. It is contemplated that we will cause the Company to apply for delisting of the Shares from the NYSE as soon after the consummation of the REIT Merger as the requirements for such delisting are met. In addition, to delist voluntarily, we will be required to cause the Company to comply with the SEC’s rules issued under Section 12(b) of the Exchange Act, which include the filing of an application with the SEC, following which the SEC will publish a notice and accept comments relating to the proposed delisting. Once the Shares are no longer listed on the NYSE or any other securities exchange, the market for the Shares could be adversely affected, however, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. Following the consummation of the Offer and the REIT Merger, the Shares will be deregistered under the Exchange Act. In the event that the Offer and the REIT Merger are consummated we intend to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon as possible thereafter if the requirements for termination of registration are met. Registration may be terminated upon application of the Company to the SEC if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares. Termination of the registration of the Shares under the Exchange Act would make certain of the provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to the holders of Shares) no longer applicable with respect to the Shares. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on the NYSE.

If registration of the Shares is not terminated prior to the REIT Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the REIT Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning the Company.

The Company is a Maryland corporation with principal executive offices at 355 South Grand Avenue, Suite 3300, Los Angeles, California 90071. The telephone number of the Company’s principal executive offices is (213) 626-3300.

The following description of the Company and its business has been taken from the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, and is qualified in its entirety by reference to such Quarterly Report on Form 10-Q.

The Company is a self-administered and self-managed real estate investment trust (“REIT”), and operates as a REIT for federal income tax purposes. The Company is the largest owner and operator of Class A office properties in the Los Angeles Central Business District (the “LACBD”). Through the Company’s controlling interest in the Partnership, of which it is the sole general partner and holds an approximate 99.8% interest, and the direct and indirect subsidiaries of the Partnership, the Company owns, manages and leases real estate located primarily in the greater Los Angeles area of California. This real estate primarily consists of office properties, parking garages and land parcels.

As of March 31, 2013, the Partnership indirectly owns six office properties, and on- and off-site parking garages (the “Total Portfolio”). The Company holds an approximate 99.8% interest in the Partnership, and therefore does not completely own the Total Portfolio. The aggregate square footage of the Total Portfolio has not been reduced to reflect the Partnership’s limited partners’ 0.2% share of the Partnership.

As of March 31, 2013, the Total Portfolio included the following:

•	Five office properties located in the LACBD totaling 6.4 million square feet that were 78.0% leased;
•	One office property located in Pasadena, California totaling 0.2 million square feet that was 100.0% leased; and
•	Parking garages located in the LACBD totaling 2.6 million square feet, which accommodate 8,057 vehicles.

The Company directly manages the properties in the Total Portfolio through the Partnership and/or its direct and indirect subsidiaries. The Company receives income primarily from rental revenue (including tenant reimbursements) from its office properties, and to a lesser extent, from its parking garages.

On March 11, 2013 the Company and Overseas Union Enterprise Limited executed a purchase and sale agreement with respect to the sale of US Bank Tower. The Company issued a press release announcing the transaction on the same day.

On May 13, 2013, the Company and East West Bank and Downtown Properties Holdings, LLC executed a purchase and sale agreement with respect to the sale of Plaza Las Fuentes, which was amended on May 28, 2013. The Company issued a press release announcing the transaction on May 29, 2013.

Company Projections.  In connection with the due diligence review process of BPO and Offeror prior to executing the Merger Agreement, certain projections of future operating performance of the Company were furnished to Offeror’s representatives.

Set forth in the table below is a summary of the projections. This summary should be evaluated, if at all, in conjunction with the Company’s historical financial statements and other information regarding the Company contained elsewhere in this Offer to Purchase, in the Schedule 14D-9 and the Company’s public filings with the SEC.

The following projections are intended to estimate the Company’s unlevered cash flows for the last nine months of 2013 and for the fiscal years ending December 31, 2014 through 2017 assuming that the Company continues as a going concern. Because the Unlevered Going Concern Cash Flow Projections are determined on an “unlevered” basis — i.e., without reducing projected cash flows for debt service and common and preferred dividends – these projections provide an estimate of cash that would be available for distribution to all sources of current or future debt and equity financing ( i.e., lenders, holders of Company Preferred Stock, holders of Company Common Stock, the Company’s minority operating partnership unit holders and potentially other sources of financing). These projections assume: (i) the disposition of the properties commonly known as Gas Company Tower and Wells Fargo Tower and extinguishment of related mortgage indebtedness for no equity proceeds, (ii) the closing of sale of the currently pending sale of the property commonly known as US Bank Tower pursuant to the terms of the applicable acquisition agreement, (iii) the sale of the property commonly known as Plaza Las Fuentes in approximately mid-year 2013, and (iv) that the Company will continue to operate as a going concern owning a portfolio consisting only of the properties commonly known as KPMG Tower, 777 Tower and the 755 South Figueroa development parcel.

	(All dollar amounts in thousands)
	2013 Nine Months	Fiscal Year Ending December 31,
		2014	2015	2016	2017
Total Operating Cash Flow	$6,589	$6,624	$16,599	$23,869	$30,707
Total Cash Flow from Other Transactions(1)	$424,986	$—	$—	$—	$—
Total Unlevered Cash Flow(2)	$431,575	$6,624	$16,599	$23,869	$30,707

(1)	Represents estimated asset sale proceeds, net of estimated transaction costs and estimated taxes.
(2)	Represents cash flow before debt service and common and preferred dividends. The Company’s obligations for debt service and accrued dividends on the Company Preferred Stock are significant. Although asset dispositions assumed for purposes of the Unlevered Going Concern Cash Flow Projections would reduce debt service going forward, the three properties included in the going concern portfolio for fiscal years 2014 through 2017 were encumbered by approximately $634.4 million of mortgage indebtedness. Please see the Company’s most recent Quarterly Report on Form 10-Q for additional information regarding this mortgage indebtedness. As of March 31, 2013, the aggregate amount of accrued dividends on the Company Preferred Stock was approximately $78.8 million.

The projections were prepared by the management of the Company. It is the understanding of BPO and Offeror that the projections were not prepared with a view towards public disclosure; and accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles, or GAAP. It is also the understanding of BPO and Offeror that the Company’s independent registered public accounting firm, KPMG LLP (“KPMG”), has not audited, compiled or performed any procedures with respect to the projections presented in this Offer and does not express an opinion or any form of assurance related thereto. In addition, the projections require significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in the Company’s historical GAAP financial statements.

The projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. These assumptions and variables include, among other things, interest rates, corporate financing activities, occupancy and tenant retention levels, changes in rent, the potential amount, timing and cost of existing and planned development properties, the amount and timing of asset sales, the amount of income taxes paid, and the amount of general and administrative costs. These assumptions involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described in the periodic reports filed by the Company with the SEC, which reports can be found as described below in “Additional Information”. The projections also reflect assumptions as to certain business decisions that are subject to change. Many or most of the assumptions made by the Company’s management may not be realized; accordingly, actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information. In addition, because portions of the projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year.

Readers of this Offer to Purchase are cautioned not to place undue reliance on the Company Projections set forth above. No representation is made by BPO, Offeror, the Company or any other person to any Company stockholder, including any holder of Company Preferred Stock, regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Offer to Purchase should not be regarded as an indication that the Company Projections will be necessarily predictive of actual future events, and such information should not be relied on as such.

THE COMPANY, BPO AND OFFEROR DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE COMPANY PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT

THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE COMPANY PROJECTIONS ARE NO LONGER APPROPRIATE OR SHOWN TO BE IN ERROR, EXCEPT AS MAY BE REQUIRED BY LAW.

The projections are being provided in this Offer to Purchase only because the Company made them available to BPO and Offeror in connection with their due diligence review of the Company. None of BPO, Offeror, the Company or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections or makes any representation to any Company stockholder, including any holder of Company Preferred Stock, regarding the projections.

The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Mergers. The projections do not take into account the effect of any failure to occur of the Offer or the Mergers and should not be viewed as accurate or continuing in that context.

In light of the foregoing factors and the uncertainties inherent in the information provided above, holders of Company Preferred Stock are cautioned not to place undue reliance on the projections or the fact that they are included in this Offer to Purchase.

Additional Information.  The Company is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of such reports, statements and information may also be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The Company’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

9. Certain Information Concerning BPO and Offeror.

BPO is a corporation formed under the laws of Canada with its principal executive offices at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3. The telephone number of BPO’s principal executive offices is (416) 369-2300. BPO operates head offices in New York, Toronto, Sydney and London.

BPO owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. As of the date hereof, BPO’s portfolio is comprised of interests in 109 properties totaling 66 million leasable square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. BPO’s common shares trade on the NYSE and Toronto Stock Exchange under the symbol “BPO”.

BPO has been active in various facets of the real estate business since the 1960’s. Canadian Arena Corporation, the predecessor company to BPO, built the Montreal Forum in 1924 to provide facilities for hockey and other sporting and cultural events and its earnings were derived principally from the ownership of the Montreal Forum and the Montreal Canadians of the National Hockey League until the sale of the franchise in 1978.

In 1976, a subsidiary of BPO, then called Carena Properties, expanded its real estate interests by acquiring a controlling interest in one of Canada’s largest public real estate companies, Trizec Corporation Ltd. The steady escalation in commercial property values over the next ten years provided the capital base to expand BPO’s residential land development and home building activities. In 1990, BPO made a strategic decision to invest capital in the premier office property business in select, high-growth, supply-constrained markets in North America and in 2010, BPO announced a strategic repositioning plan to transform itself into a global pure-play office property company. This plan included the acquisition of an interest in a significant portfolio of premier office properties in Australia from Brookfield Asset Management Inc. (“BAM”) in September 2010 as well as the divestment of its residential land and housing business in March 2011.

The accumulation of BPO’s assets was completed through various corporate and property purchases, including eight major portfolio acquisitions:

•	BCE Development Acquisition. In 1990, BPO acquired a 50% interest in a portfolio of office properties in Toronto, Denver and Minneapolis from BCE Inc. In 1994, this interest was increased to 100%. Brookfield Place Toronto, its flagship office complex in Toronto, was acquired in this transaction.
•	Olympia & York (U.S.A.) Acquisition. On November 21, 1996, BPO completed the acquisition of a 46% interest in World Financial Properties, L.P., a New York-based Delaware limited partnership. World Financial Properties, L.P. owned 10 million square feet of Class A office space in New York and Boston, including interests in three of the four towers of Brookfield Place New York, One Liberty Plaza and 245 Park Avenue in Manhattan and 53 State Street in Boston. From 1997 to 2003, BPO acquired further interests in World Financial Properties, L.P. (now Brookfield Financial Properties LLC) gradually increasing its holdings to its current interest of approximately 99.4%.
•	Gentra Acquisition. On September 30, 1997, BPO completed the acquisition of a 43% interest in BPO Properties Ltd., a Canadian corporation and an owner of commercial properties primarily in the Toronto area (“BPP”, formerly Gentra Inc. and Royal Trustco Limited) and from 1997 to 2003, BPO increased its ownership to 89% through a series of private transactions, share repurchases, consolidations and issuances by BPP. In May 2010, BPP was reorganized creating a REIT which is named Brookfield Canada Office Properties (“BOX”). Following this transaction, BPO’s ownership interest in BPP increased to 100% and its ownership interest in BOX was approximately 90%. BPO subsequently sold down a portion of its interest in BOX in November 2010 and BPO currently has an interest in BOX of approximately 83.3%. BPO serves as property and asset manager for BOX.
•	Trizec Western Canada Acquisition. In June 2000, BPO acquired a Western Canadian office portfolio consisting of four office towers in Calgary and Vancouver. The portfolio included the flagship Bankers Hall East and West Towers in Calgary.
•	O&Y REIT Acquisition. In October and November of 2005, BPO completed the acquisition of O&Y Properties Corporation and the assets and liabilities of O&Y Real Estate Investment Trust which consisted of 27 office buildings and one development site in five Canadian cities. The portfolio was acquired by a consortium of institutional investors, led and managed by us investing directly through property level joint ventures (collectively, the “Canadian Office Fund”). BPP provided 25% of the equity and serves as property and asset manager for the Canadian Office Fund.
•	Trizec Properties Acquisition. In October 2006, BPO acquired Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. REIT, and Trizec Canada Inc., a Canadian company that held, among other assets, an approximate 38% ownership interest in Trizec Properties. The portfolio was acquired in a joint venture involving a consortium of institutional investors, led and managed by BPO, investing through direct and indirect investment vehicles and The Blackstone Group, a New York-based private equity firm. The Trizec portfolio consisted of 74 high-quality office properties totaling approximately 40 million square feet in nine U.S. markets, including New York City, Washington, D.C. and Los Angeles.
•	Australian Acquisition. In September 2010, BPO completed the acquisition of an interest in an Australian portfolio of premier office properties from BAM for an investment of $1.4 billion. The acquisition included interests in 18 Australian office properties in Sydney, Melbourne and Perth encompassing eight million square feet. The portfolio included the landmark properties Darling Park in Sydney and Brookfield Place Perth.
•	Hammerson Acquisition. In June 2012, BPO announced the acquisition of a portfolio of properties in the City of London from Hammerson plc for approximately $871 million. The portfolio includes four operating assets totaling 884,000 square feet and two development sites which can accommodate approximately 1.4 million square feet of density. The acquisition of 99 Bishopsgate and a group of smaller assets closed on September 28, 2012. The acquisitions of 125 Old Broad Street and Leadenhall Court are expected to close in June 2013.

DTLA Inc. is a Delaware corporation incorporated on April 23, 2013, with its principal executive offices at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3. The telephone number of Offeror’s principal executive offices is (416) 369-2300. Offeror is a direct wholly-owned subsidiary of BPO. DTLA Inc. was formed for the purpose of making the Offer and has conducted no activities to date other than activities incidental to its formation and in connection with making the Offer. As disclosed herein, DTLA Inc. intends to assign the right to purchase the Shares tendered in the Offer to the Maryland Purchaser. Any assignment by DTLA Inc. of its rights and obligations to the Maryland Purchaser to purchase Shares under the Offer will not relieve DTLA Inc. of any of its obligations to the holders of Shares who have tendered their Shares in the Offer. The formation of Maryland Purchaser, which will not affect tendering stockholders in the Offer, is being undertaken by Brookfield DTLA as part of the overall structure for the transaction and for corporate law and tax reasons.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of BPO and Offeror and certain other information are set forth on Schedule I and Schedule II, respectively.

Except as set forth elsewhere in this Offer to Purchase, or Schedule I and Schedule II to this Offer to Purchase, respectively: (1) none of BPO and Offeror and, to BPO’s and Offeror’s knowledge, (x) the persons listed in Schedule I and Schedule II hereto, respectively, or (y) any associate or majority owned subsidiary of BPO or Offeror, or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (2) none of Offeror, BPO and, to BPO’s and Offeror’s knowledge, the other persons and entities referred to in clause (1) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (3) none of BPO and Offeror and, to BPO’s and Offeror’s knowledge, the persons and entities referred to in clause (1) above has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (4) during the two years before the date of this Offer to Purchase or otherwise in connection with this Offer to Purchase, there have been no transactions between Offeror, BPO, their subsidiaries or, to BPO’s and Offeror’s knowledge, any of the persons and entities referred to in clause (1) above on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (5) during the two years before the date of this Offer to Purchase or otherwise in connection with this Offer to Purchase, there have been no contacts, negotiations or transactions between Offeror, BPO, their subsidiaries or, to BPO’s and Offeror’s knowledge, any of the persons and entities referred to in clause (1) above on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (6) none of Offeror, BPO and, to BPO’s and Offeror’s knowledge, the persons and entities referred to in clause (1) above has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (7) none of BPO and Offeror and, to BPO’s and Offeror’s knowledge, the persons and entities referred to in clause (1) above has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Brookfield Investment Management, a registered investment advisor and an affiliate of BPO, trades public securities on behalf of its clients in the ordinary course of its business, and therefore may from time to time trade in equity securities of the Company on behalf of its clients. Brookfield Investment Management is subject to an ethical wall policy and information barrier that is designed to prevent the sharing of non-public information between such entity and its personnel performing investment management activities, on the one hand, and BPO and its other affiliates and its subsidiaries (including Offeror), on the other hand.

10. Source and Amount of Funds.

We estimate that approximately $246 million will be needed to purchase all Shares validly tendered in the Offer and to pay related fees and expenses and to complete the Offer (all such payments, collectively referred to as the “Necessary Payments”). BPO, our public parent company, or one or more of its subsidiaries will provide us with sufficient funds to pay the Necessary Payments. We expect to fund the Necessary Payments with funds provided by BPO and its subsidiaries either through one or more capital contributions or as an intercompany loan (the terms of any such intercompany loan have not yet been determined). BPO and its subsidiaries will obtain such funds from cash on hand, cash generated from general corporate operating activities and/or BPO’s existing corporate revolver. BPO and Offeror do not have any alternative financing plans or arrangements.

We do not believe that our financial condition or the financial condition of BPO is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because (1) Offeror was organized solely in connection with the Offer and, prior to the Expiration Date, will not carry on activities other than in connection with the Offer and the transactions contemplated by the Merger Agreement, (2) the Offer is being made for all outstanding Shares solely for cash, (3) consummation of the Offer is not subject to any financing condition, and (4) we, through our public parent company, BPO, will have sufficient resources available to purchase all Shares validly tendered, and not properly withdrawn, in the Offer, and to pay for and satisfy the monetary obligations of the Brookfield Parties under the Merger Agreement. In addition, concurrently with the execution of the Merger Agreement, BPO delivered to the Company a guarantee, in favor of the Company with respect to the payment of among other things, the Offer Price. See THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Miscellaneous Provisions — Guarantee.”

11. Background of the Offer; Past Contacts or Negotiations with the Company.

Information in this section regarding telephone conversations, meetings and other contacts or activities that did not involve BPO, Offeror or representatives or affiliates of BPO or Offeror has been furnished by the Company.

BPO continuously explores opportunities to expand its central business district assets.

From time to time since 2006, the Company Board considered various potential strategic alternatives, including a potential sale transaction. On two such occasions, in 2006 and again in 2008, the Company and BPO engaged in discussions regarding potential acquisition transactions. None of the conversations with BPO progressed beyond preliminary stages.

In mid-2012, the Company Board began a formal and intensive exploration of potential strategic alternatives for the Company. BPO was contacted by representatives of the Company in mid-2012 about a potential transaction involving the Company. After such inquiry, BPO negotiated a confidentiality agreement with the Company and executed a confidentiality agreement on July 31, 2012 (the “Confidentiality Agreement”). See “The Transaction Documents — The Confidentiality Agreement” for a description of the material terms of the Confidentiality Agreement. The Company gave multiple property tours to BPO shortly after the execution of the Confidentiality Agreement. In addition, BPO was given access to an online data room to facilitate review of due diligence materials shortly after the execution of the Confidentiality Agreement.

Over the course of August and September 2012, BPO conducted preliminary due diligence of the Company, including holding due diligence sessions with the Company over the course of this period.

On August 21, 2012, The Wall Street Journal printed an article indicating that the Company was pursuing a possible sale. This article increased attention on the Company and speculation about the strategic transaction process.

In late September 2012, the Company Board established a first round bid deadline of September 28, 2012, which was relayed to the potential bidders, including BPO. On September 27, 2012, BPO submitted a non-binding proposal to the Company. In this proposal, BPO proposed to acquire the Company in an all-cash transaction that valued the shares of Company Common Stock at $2.10 per share. The shares of Company Preferred Stock would remain outstanding and BPO would assume all of the Company’s outstanding loans. BPO’s proposal assumed that the definitive transaction agreement would include customary deal protections and a satisfactory termination fee. BPO had engaged in significant due diligence prior to making its bid. As a result of BPO’s due diligence and BPO’s ownership of three assets in the Downtown Los Angeles office market, BPO was familiar with the Company’s assets and the Downtown Los Angeles office market.

Following an October 2, 2012 meeting of the Company Board, the Company Board informed BPO of a target second round bid deadline of on or around October 22, 2012. In addition, shortly thereafter, the Company posted a draft merger agreement and related disclosure schedules to the Company’s online data room.

Throughout October 2012, BPO continued to conduct due diligence relating to the Company, including attending an in-person due diligence session and management presentation on October 16, 2012.

BPO did not submit a bid at the October 22, 2012 bid deadline. Nevertheless, at the Company Board’s request, the Company’s financial advisors continued discussions with BPO in an effort to obtain a bid. These discussions included calls between the Company’s financial advisors and BPO about its bid on October 23, 2012 and again on November 2, 2012. During the November 2nd call, BPO informed the Company’s financial advisors that it was withdrawing its initial indication of interest based primarily on valuation concerns, but expressed a willingness to evaluate individual asset acquisitions. BPO was informed by the Company’s financial advisors that individual assets were not for sale.

On November 14, 2012, the Company’s and BPO’s senior management met briefly at a National Association of Real Estate Investment Trusts conference and BPO expressed potential interest in exploring a funding structure that could facilitate a purchase of the Company. Representatives of BPO stressed that BPO would have to raise a substantial portion of the capital for any transaction and it would not attempt to raise the capital unless the Company gave it an exclusivity period in which to do so. No specific transaction terms, including price, were discussed. On November 27, 2012, the senior management team of the Company and the Company’s financial advisors had discussions with BPO as a follow up to the November 14, 2012 meeting. Representatives of BPO again indicated that BPO might be willing to make an acquisition proposal in the future, at a price in the range of $2.55 to $2.65 per share, but that any acquisition proposal would be contingent on obtaining additional third-party capital and an exclusivity period.

Shortly after a November 28, 2012 meeting of the Company Board, senior management of the Company and the Company’s financial advisors continued to pursue discussions with BPO in the hope of producing an acceptable proposal.

On December 4, 2012, representatives of BPO orally relayed a proposal to acquire the Company in an all-cash transaction that valued the shares of Company Common Stock at $2.70 per share. BPO indicated that this was the maximum price that it would be willing to pay for the Company. BPO would structure the transaction as a combination of the Company and its own Downtown Los Angeles properties, and would seek to create a fund that would directly or indirectly hold all of these assets. The proposal was subject to BPO’s ability to raise significant third-party equity, and BPO had proposed a transaction process whereby it and the Company would negotiate the form of definitive transaction documents during a period of exclusivity in which BPO would seek third-party equity capital commitments from its current investors in its Downtown Los Angeles portfolio and other institutional investors with which it had investment relationships. BPO was optimistic but made no assurance that it could raise the required capital. BPO also stated that its due diligence was substantially complete, except that it would seek to conduct environmental tests at certain of the Company’s Downtown Los Angeles properties for a widely used commercial building material that could potentially contain asbestos (the “building material testing”).

On December 7, 2012, BPO submitted a mark-up of the Company’s proposed merger agreement, and requested that, as a condition to BPO committing to pursue a definitive agreement and raise equity capital, the Company agree to negotiate exclusively with BPO for a period of 60 days. BPO’s merger agreement mark-up, which had been delivered through its counsel, Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), presented a number of significant issues for the Company, including: (i) that BPO’s obligation to close was conditioned on receipt of consents from lenders on all of the Company’s outstanding debt, (ii) the limitations on the Company’s rights and BPO’s obligations to take actions necessary to obtain lender consents, (iii) that BPO’s obligation to close was conditioned on the Company having a minimum net worth at the closing, (iv) an extensive package of deal protection provisions, including (x) a proposed termination fee implied to be between $40 million and $48 million, (y) triggers for the payment of the termination fee that made it highly probable that the Company would ultimately have to pay the fee if the transaction were not approved by the Company’s stockholders and (z) a provision that would force the Company to terminate the agreement if the

Company Board were required to exercise its legal duty to change its recommendation to stockholders, (v) the breadth of the definition of “material adverse effect,” which was used to qualify the Company’s representations and warranties and to determine whether adverse events prior to the closing were sufficient to relieve BPO of its obligation to close, (vi) the significant limitations on the Company’s ability to re-finance, replace, extend or modify its indebtedness with near-term maturities, (vii) significant limitations on the Company’s ability to operate in the ordinary course without consent from BPO to certain matters between signing and closing, including significant restrictions on hiring or replacing employees, entering into leases, and making capital expenditures, (viii) the scope of the Company’s representations and warranties, and the extent to which those representations would need to be true at closing (colloquially, the “representation and warranty bring-down standard”) in order for BPO to remain obligated to close, (ix) questions about whether the BPO parties to the agreement would be fully credit worthy, or shell entities, (x) considerations related to whether the buyer entities would satisfy the “qualified transferee” provisions under the Company’s various loan agreements and (xi) a proposed “outside date,” after which either party would be free to terminate the agreement if they had not breached the agreement, that the Company viewed as too short.

Between December 8, 2012 and December 10, 2012, the Company and its advisors prepared a revised draft of the merger agreement responding to the points raised in BPO’s December 7, 2012 mark-up. The Company’s counsel, Latham & Watkins LLP (“Latham & Watkins”), delivered the revised draft to Fried Frank on December 10, 2012.

On December 12, 2012, senior management of the Company and the Company’s financial advisors contacted BPO to discuss its request for exclusivity and related process matters. Senior management of the Company and the Company’s financial advisors highlighted certain open points in BPO’s draft merger agreement, and indicated that, prior to granting exclusivity to BPO, the Company would need to approve a list of investors that BPO intended to approach and that the parties would need to make additional progress toward resolving these open points. Later that day, Latham & Watkins delivered a revised draft of the merger agreement to Fried Frank.

On December 17, 2012, representatives of BPO discussed with the Company’s financial advisors BPO’s proposed list of equity investors. The Company’s financial advisors conferred with the Company regarding these potential investors and, over a period of days thereafter, the Company and BPO agreed on a list of prospective investors that BPO could approach. The list evolved at various times thereafter with the Company’s approval.

Throughout late December 2012 and early January 2013, BPO, the Company, and their respective counsel negotiated the terms of an exclusivity agreement. The parties executed a definitive exclusivity agreement on January 9, 2013. The agreement provided for an exclusivity period ending on February 28, 2013, included a customary “fiduciary out” in favor of the Company, permitted the Company to concurrently pursue, but not consummate, potential sales of US Bank Tower and Plaza Las Fuentes and gave the Company the right to terminate the agreement if certain milestones were not achieved relating to negotiation of definitive agreements and BPO’s efforts to obtain requisite equity financing.

On January 24, 2013, representatives of BPO discussed with the Company’s financial advisors the status of BPO’s equity-raise efforts. Representatives of BPO also reviewed with the Company’s financial advisors BPO’s investor presentation and related analyses.

On February 4, 2013 and then again on February 12, 2013, the Company and its advisors participated in tax due diligence calls with representatives of BPO.

On February 12, 2013, Fried Frank distributed a revised draft of the merger agreement to Latham & Watkins. The draft raised most of the same issues presented in Fried Frank’s December 7, 2012 draft and, therefore, continued to present significant value and deal certainty concerns for the Company, as well as a package of deal protections that also raised concerns for the Company. The Company and BPO agreed to instruct counsel to work through the agreement over a day or two of telephonic negotiations, with a view toward solving minor issues and identifying significant business issues. Latham & Watkins and Fried Frank engaged in negotiations on February 17, 2013 and February 18, 2013, making progress on various points in the merger agreement and agreeing on a list of significant open items. Latham & Watkins distributed that list to the principal negotiation parties on February 19, 2013 and the parties held an “all hands” negotiation session on February 20, 2013. The discussions left a number of key issues unresolved. In particular, representatives of BPO indicated that bridging the differences between the sides on deal protection provisions would require it to re-evaluate its approach, and indicated that it would make a new proposal on those provisions in the near future. At this meeting, BPO agreed to the Company’s request that any definitive transaction agreement between the Company and BPO permit the Company to sell Plaza Las Fuentes, but subject to certain conditions that remained unresolved. The Company also requested that any definitive transaction agreement between the Company and BPO permit the Company to sell US Bank Tower. BPO said it would consider the request but that its underwriting assumed continued ownership of US Bank Tower Plaza. During the course of these discussions, the Company suggested to BPO that Company common stockholders who also owned shares of Company Preferred Stock might have conflicting incentives when weighing whether to vote in favor of a strategic transaction, and could vote against a transaction if they viewed a liquidation of the Company to be in their financial self-interest. At the conclusion of these discussions, representatives of BPO reiterated that, prior to entering into any definitive agreement with the Company, it would need to conduct the building material testing.

Between February 21, 2013 and February 27, 2013, Company senior management and representatives of BPO discussed the Company’s request that any definitive transaction agreement between the Company and BPO permit the Company to sell US Bank Tower. Following such discussions, BPO agreed to this request, subject to certain conditions.

On February 27, 2013, Latham & Watkins distributed to Fried Frank a revised draft of the merger agreement which was intended to reflect the points agreed to by the parties in their negotiations the week before. It left unaddressed certain key points, including deal protection provisions that remained open pending a revised proposal from BPO. Among the key open points at the time raised by the Company were: (i) whether BPO’s obligation to close would be conditioned on receipt of lender consents for all existing indebtedness, (ii) the limitations on the Company’s rights and BPO’s obligations to take actions necessary to obtain lender consents, (iii) the breadth of the definition of “material adverse effect,” (iv) the limitations on the Company’s ability to refinance, replace, extend or modify its indebtedness with near-term maturities, (v) limitations on the Company’s ability to operate in the ordinary course between signing and closing, (vi) the scope of the Company’s representations and warranties and the representation and warranty bring-down standard and (vii) the “outside date” and whether either party would have the right to extend that date under certain conditions.

On February 28, 2013, BPO and the Company agreed to an extension of the exclusivity agreement until March 8, 2013.

On March 8, 2013, BPO and the Company agreed to a second extension of the exclusivity agreement until March 22, 2013.

That same day, Latham & Watkins and Fried Frank discussed various legal points in the draft merger agreement. Based on those discussions, Fried Frank prepared a revised draft of the merger agreement, which was delivered to Latham & Watkins on March 12, 2013. This draft reflected continued incremental progress on these points, but substantial work remained on the most material issues, including debt consent provisions and deal protection provisions. With respect to deal protection provisions, the Fried Frank draft continued to leave those provisions open pending a revised proposal from BPO.

On March 13, 2013 and March 14, 2013, the parties, their respective legal advisors and the Company’s financial advisors met for in-person negotiations. The parties continued to make progress on open points in the merger agreement, but again the most material issues, including debt consent provisions and deal protection provisions, remained open. During the course of these negotiations, the Company indicated that it would be willing to accept that certain debt consents would be conditions to closing, but only if BPO agreed to pursue such consents jointly with the Company. In addition, senior management of the Company indicated to BPO that a number of things had changed since BPO and the Company entered into negotiations. Most importantly, the pending sale of US Bank Tower was at a price that was expected to create net proceeds at the Company of over $100.0 million. Senior management of the Company further indicated that in order to receive their support for any transaction, BPO would need to increase the Merger Consideration. In addition, senior management of the Company again expressed concern that Company common stockholders who also owned shares of Company Preferred Stock might have conflicting incentives when weighing whether to vote in favor of a strategic transaction, and that BPO needed to offer preferred stockholders an alternative to leaving their shares of Company Preferred Stock outstanding and offer them liquidity. Senior management of the Company suggested that BPO offer to conduct a tender offer for all of the shares of Company Preferred Stock at the trading price prior to entering into a merger agreement. No agreements were reached on these matters at that point. On March 17, 2013, Latham & Watkins distributed a revised draft of the merger agreement reflecting these discussions.

The parties continued discussions over the next two weeks while BPO focused on discussions with its equity co-investors. These discussions centered primarily on price, debt consent issues and treatment of shares of Company Preferred Stock in the transaction, but no agreements were reached on these points. The Company’s exclusivity agreement with BPO expired on March 22, 2013 and, as discussed below, was not reinstated until April 10, 2013. During this two and a half week period, BPO requested on multiple occasions that the Company agree to extend exclusivity.

On March 30, 2013, BPO delivered a proposal to the Company that sought to address all open issues in the merger agreement. BPO had agreed to increase its price from $2.70 to $3.00 per Company common share. BPO also proposed (i) to conduct a tender offer for all of the shares of Company Preferred Stock at $25.00 per share, such tender offer to be conditioned on the closing of the merger as well as on the sale of US Bank Tower and (ii) that the Company Board increase its size to 12 directors and stagger itself into three classes. BPO was also considering a request that the Company issue to BPO an option to purchase, for cash at fair market value, a number of newly issued shares of Company Common Stock equal to approximately 19.9% of the currently outstanding shares of Company Common Stock. BPO was seeking a $28.0 million termination fee, payable if the Company accepted a superior proposal or if the merger agreement were terminated after the Company Board made an adverse recommendation change. In addition, if the Company’s common stockholders did not approve the transaction for any reason, the Company would be obligated to reimburse BPO’s transaction expenses up to a to be agreed upon cap. In the event the Company common stockholders rejected the transaction, depending on the circumstances of such rejection, one of the following would result: (x) if the Company’s common stockholders did not approve the deal and prior to the stockholder vote another potential buyer had made a competing acquisition proposal, BPO would be entitled to the termination fee, regardless of whether an agreement for a competing transaction were executed or whether a competing transaction were actually consummated, or (y) if no competing proposal had been made prior to the stockholder vote (colloquially referred to as a “naked no vote”), BPO would have the right to purchase KPMG Tower and the 755 South Figueroa development parcel at a to be determined price. BPO had agreed to narrow its list of required debt consents, and had proposed modifications to various provisions relating to the parties’ respective rights and obligations in connection with obtaining debt consents. BPO also proposed that the definition of “material adverse effect” would include certain uninsured casualty losses, and that each party would have the option to extend the “outside date” under certain circumstances. In connection with this proposal, BPO reiterated that, prior to entering into any definitive agreement with the Company, it would need to conduct the building material testing.

On April 1, 2013, Fried Frank sent Latham & Watkins a revised draft of the merger agreement which reflected BPO’s March 30, 2013 proposal.

Between April 3, 2013 and April 6, 2013, the parties and their respective legal advisors exchanged mark-ups of the merger agreement, and additional progress was made on other material points. These discussions were meant, in part, to facilitate in-person negotiations among the parties and their respective legal and financial advisors on April 7, 2013 and April 8, 2013 in New York City.

On April 7, 2013 and April 8, 2013, the Company and its legal and financial advisors attended an in-person meeting with representatives of BPO and its legal advisor regarding the merger agreement. The negotiations addressed all of the major negotiation points, and agreement was reached on most of them. Progress was made on negotiations on price, but no agreement was reached. Subject to the Company agreeing to BPO’s proposed termination fees (discussed below), BPO agreed to increase its proposed purchase price to $3.15 per Company common share, subject to potential further increase of up to $3.25 per Company common share if certain conditions were met. The Company agreed to reduce its requested asking price from $3.35, but continued to push for a flat purchase price of $3.25 per Company common share. BPO had agreed to provide the Company with the flexibility that the Company Board had requested in respect of the pending US Bank Tower sale. The parties also agreed that BPO would be given the option, but not the obligation, to elect to acquire all remaining shares of Company Preferred Stock (i.e., shares not tendered in the offer) at the tender offer price so long as (i) at least two-thirds of existing shares of Company Preferred Stock had been tendered in the tender offer, (ii) the tender offer price was greater than or equal to the liquidation preference of the shares of Company Preferred Stock, and (iii) doing so otherwise complied with applicable law and the Company's charter in all respects. BPO agreed to drop its requests for changes to the Company Board, the 19.9% Company common share option and the right to acquire KPMG Tower and the 755 South Figueroa development parcel in the event of a “naked no vote.” BPO also agreed that a “naked no vote” would not trigger the payment of the full termination fee, but instead proposed a $10.0 million “naked no vote” fee (i.e., a fee payable to BPO if the Company’s common stockholders rejected the transaction, regardless of whether a competing deal was in the market at the time of the stockholder vote). No agreement was reached on BPO’s request for a “naked no vote” fee, but the Company’s negotiating team indicated that it would address the request with the Company Board. BPO also agreed to address many of the Company Board's concerns regarding triggers for the payment of the termination fee. Specifically, BPO had agreed that, in the event the Company common stockholders did not approve the transaction, BPO would be entitled to a full termination fee only if, within 12 months thereafter, three or more of the Company’s Downtown Los Angeles properties were sold to a single buyer in a Company-level transaction or in a single transaction or a series of related transactions. The size of the termination fee and expense reimbursement cap remained open, but BPO had reduced its requests to an aggregate of $28.0 million. The Company and BPO reached agreement on substantially all points relating to debt consents and the parties’ respective rights and obligations in connection with obtaining those consents, as well as all remaining points regarding limitations on the Company’s operations between signing and closing. The parties agreed that the Company would be able to extend the outside date under the merger agreement until September 16, 2013, but that BPO would be able to extend only until August 30, 2013. All conditions to closing other than the stockholder vote and receipt of debt consents would need to be satisfied before either party would be entitled to extend the outside date. Finally, the Company agreed to BPO’s requests regarding inclusion of certain uninsured casualty losses in the definition of “material adverse effect.”

Between April 8, 2013 and April 9, 2013, Latham & Watkins and Fried Frank worked on revisions to the merger agreement to reflect the points agreed to in the parties’ negotiation sessions.

On April 9, 2013, the Company’s senior management and the Company’s financial advisors communicated the Company’s proposal with respect to open issues to representatives of BPO. In its response, the Company noted that:

•	BPO’s proposed price of $3.15 per share of Company Common Stock, with the possibility of increase to $3.25 if certain conditions were met, as potentially acceptable, subject to resolution of the remaining open points in the merger agreement and related matters.
•	It was acceptable for BPO to receive a termination fee, expense reimbursements and a “naked no vote” fee. The Company initially countered with a termination fee of $15 million, a “naked no vote” fee of $4.0 million, and an expense reimbursement capped at $6.0 million.

In addition, given the progress that had been made in negotiations, the Company Board agreed to permit BPO to begin the aforementioned building material testing.

On April 10, 2013, BPO and the Company agreed to reinstate the exclusivity agreement for 10 days from April 10, 2013 to and including April 19, 2013. That same day, BPO commenced the building material testing.

Between April 10, 2013 and April 17, 2013, Latham & Watkins and Fried Frank traded revisions and comments to the draft merger agreement and a number of ancillary agreements, including drafts of a guarantee to be delivered to the Company by BPO in favor of the Company with respect to certain obligations of certain of the BPO parties in connection with the merger agreement specified therein (the “Guarantee”). The merger agreement and principal ancillary agreements, including the Guarantee, were largely finalized by April 17, 2013.

On April 17, 2013, BPO informed the Company that it had found the building material referred to above during the initial building material testing, that it had not conducted further testing to determine if this building material in the Company’s buildings actually contained any asbestos, and that it was prepared to cease the building material testing in exchange for a reduction in the purchase price to $3.05 per Company common share and the Company’s agreement to a $17.0 million termination fee, a $6.0 million expense reimbursement cap and a $4.0 million “naked no vote” fee. The Company countered with a higher purchase price and the parties engaged in extensive negotiations over the next day.

On April 18, 2013, BPO and the Company reached a tentative agreement, subject to approval by the Company Board and by BPO’s equity co-investors, whereby BPO would cease testing and accept potential environmental risks as discussed by the parties, the purchase price would be $3.15 per Company common share and the termination fee, expense reimbursement cap and “naked no vote” fee would be the amounts most recently proposed by BPO (i.e., $17.0 million, $6.0 million and $4.0 million, respectively).

Between April 18, 2013 and April 24, 2013, Latham & Watkins and Fried Frank finalized the transaction documents.

On April 24, 2013, BPO informed the Company that it had finished discussions with its equity co-investors and was prepared to execute definitive agreements.

Immediately following an April 24, 2013 meeting of the Company Board, the parties executed the merger agreement and the Guarantee. On April 25, 2013, before the opening of trading on the NYSE, each of the Company and BPO issued a press release announcing the execution of the merger agreement. A copy of each of BPO’s and the Company’s press releases were filed with the SEC on April 25, 2013 and are incorporated herein by reference.

On May 15, 2013, the Company Board met with Company management and representatives of Latham & Watkins to discuss, among other things, a proposed form of waiver and amendment to the Merger Agreement to address certain issues involving the registration statement on Form S-4 (the “Form S-4”) to be filed by Sub REIT and the treatment of Shares not tendered in the Offer. The Company Board discussed the proposed waiver and amendment with Company management and representatives of Latham & Watkins and determined that the proposed waiver and amendment was beneficial to the Company and facilitated the closing of the Mergers. The proposed amendment was discussed with representatives of BPO on May 16, 2013, and later that day representatives of Latham & Watkins and Fried Frank finalized the terms of the proposed waiver and amendment. The Company Board, by unanimous vote, authorized the Company to finalize and enter into the proposed waiver and amendment to the Merger Agreement. On May 19, 2013, the parties executed the waiver and amendment to the Merger Agreement.

12. Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights.

Purpose of the Offer.  The purpose of the Offer, together with the Mergers, is to acquire control of, and the entire equity interest in, the Company. The purpose of the REIT Merger is to acquire all of the Company Common Stock. The Offer is intended to facilitate the acquisition of all outstanding Shares. As disclosed herein, prior to the consummation of the Offer, DTLA Inc. intends to assign all its rights and obligations with respect to the Offer to the Maryland Purchaser. Any assignment by DTLA Inc. of its rights and obligations to the Maryland Purchaser to purchase Shares under the Offer will not relieve DTLA Inc. of any of its obligations to the holders of Shares who have tendered their Shares in the Offer.

Plans for the Company.  Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, the sale or transfer of a material amount of assets of the Company, any material changes in the Company’s present dividend policy, indebtedness, capitalization, corporate structure, business or any material change to the composition of the Company’s management or the Company Board.

After completion of the Offer, the parties to the Merger Agreement will consummate the Mergers and the other transactions contemplated by the Merger Agreement. Upon completion of the Mergers, BPO and Offeror plan to work with the management of the Company to evaluate and review the Company and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate the Company into Brookfield DTLA and Sub REIT. As a result of this review and integration, it is possible that BPO and Offeror could implement changes to the business or capitalization of the Company that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of the separate existence of the Company and the integration of the business and operations of the Company into one or more domestic or foreign subsidiaries of BPO, Offeror, Brookfield DTLA, Sub REIT or one of their respective affiliates including through a reorganization, merger or consolidation. In particular, Brookfield DTLA and Sub REIT intend to undertake certain restructuring transactions and to modify the capital structure of Sub REIT and its subsidiaries immediately following the consummation of the Mergers. For more information about these subsequent transactions and a description of the structure of Sub REIT and its direct and indirect subsidiaries following completion of the Mergers and the subsequent transactions, see the Form S-4 filed with the SEC by Sub REIT on June 12, 2013. BPO, Offeror and the other Brookfield Parties reserve the right to change their plans and intentions at any time, as they deem appropriate.

By virtue of the REIT Merger, the directors of REIT Merger Sub immediately prior to the effective time of the REIT Merger will be the directors of REIT Merger Sub immediately following the effective time of the REIT Merger, the two directors of the Company who were elected by the holders of Shares prior to the effective time of the REIT Merger will also serve as directors of the REIT Merger Sub immediately following the effective time of the REIT Merger. In the event all of the Shares are purchased in the Offer, none of the directors of the Company who were elected by the holders of Shares prior to the effective time of the REIT Merger will be entitled to serve as directors of REIT Merger Sub immediately following the effective time of the REIT Merger. See “Directors” in “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement.”

Stockholder Approval.  The affirmative vote of the holders of the Company Preferred Stock is not required to consummate the Mergers, however, pursuant to the Merger Agreement, the affirmative vote of the holders of Company Common Stock entitled to cast at least two-thirds of all votes entitled to be cast by the holders of all outstanding Company Common Stock is required to affirmatively approve the REIT Merger (the “Company Stockholder Approval”) in accordance with the Maryland General Corporation Law (the “MGCL”) and the Company’s charter. Pursuant to the Merger Agreement, the Company has prepared and filed a preliminary Proxy Statement with the SEC under the Exchange Act (the “Proxy Statement”), and agreed to use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC and to cause the Proxy Statement to be mailed to holders of the Company Common Stock as soon as reasonably practicable, but in no event more than five business days following such clearance. Pursuant to the Merger Agreement, the Company has also agreed to duly call, give notice of, convene and hold a special meeting of the stockholders of the Company as promptly as reasonably practicable after the date that the Proxy Statement is cleared by the SEC for the purpose of seeking the Company Stockholder Approval in accordance with its charter and applicable law.

Appraisal Rights.  No appraisal rights are available to holders of Shares in connection with the Offer.

13. The Transaction Documents.

The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) of which this Offer to Purchase forms a part, and is incorporated herein by reference. A copy of the Merger Agreement may be obtained in the manner set forth in “THE OFFER — Section 8 — Certain Information Concerning the Company.” For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about BPO, Offeror, Brookfield DTLA, Sub REIT or the Company. Such information can be found elsewhere in this Offer to Purchase.

The Offer.  The Merger Agreement provides for the commencement of the Offer promptly after the date of the Merger Agreement. The obligations of Offeror to (and the obligations of Brookfield DTLA to cause

Offeror to) accept for payment, and pay for, any Shares validly tendered and not validly withdrawn pursuant to the Offer on or prior to the Expiration Date are subject to the conditions set forth in “THE OFFER — Section 15 — Conditions of the Offer,” which include, among other things, satisfaction of the following conditions: (1) the approval of the REIT Merger by holders of Company Common Stock entitled to cast at least two-thirds of all votes entitled to be cast by the holders of all outstanding Company Common Stock and (2) the Company having completed the sale of properties commonly known as US Bank Tower and Westlawn Garage located at 633 West Fifth Street, Los Angeles, California in accordance with the terms of the Merger Agreement. Subject to the applicable rules and regulations of the SEC, BPO and Offeror expressly reserve the right to waive, in whole or in part, any of the conditions to the Offer at any time and from time to time, in our discretion, provided that unless previously approved by the Company in writing, BPO and Offeror may not (1) reduce the number of Shares sought to be purchased in the Offer, (2) reduce the Offer Price, (3) change the form of consideration payable in the Offer, (4) consummate the Offer except immediately prior to the effective time of the REIT Merger unless otherwise agreed to by the Company and Offeror in writing, (5) abandon or terminate the Offer except as expressly provided in the Merger Agreement, or (6) amend, modify or supplement any of the conditions to the Offer set forth in “THE OFFER — Section 15 — Conditions of the Offer” in a manner adverse to the holders of Shares.

The Offer will expire at 12:00 midnight, New York City time, at the end of July 12, 2013, unless we extend the Offer or it is earlier terminated. Pursuant to the Merger Agreement, (i) if on or prior to the scheduled Expiration Date (as may be extended in accordance with the Merger Agreement), including following a prior extension, any condition to the Offer has not been satisfied (other than conditions which by their nature are to be satisfied at the time and date Offeror accepts the Shares for payment) or waived by Offeror, we will extend the Offer for one or more successive periods of up to 10 business days each (or such longer period as agreed to by Company in writing, such agreement not to be unreasonably withheld, conditioned or delayed) in order to permit the satisfaction of such conditions; provided, however, that such extension of the Offer does not extend past the earlier of (1) the date on which the Merger Agreement is terminated in accordance with its terms and (2) the Outside Date (as defined in the Merger Agreement), which is August 15, 2013 or such other date to which the Outside Date is extended in accordance with the terms of the Merger Agreement (see “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Termination”), (ii) if, within five business days prior to any then-scheduled Expiration Date, the Company exercises its right to postpone or adjourn the Company’s Common Stock stockholder meeting in order consider an Acquisition Proposal (as defined below) from a third party, then we will extend the Offer so that the Expiration Date does not occur until the date that is at least one business day after the postponed meeting’s date; provided, however, that such extended Expiration Date does not extend past the earlier of (1) the date on which the Merger Agreement is terminated in accordance with its terms and (2) the Outside Date, and (iii) we will extend the Offer for any period or periods required by applicable law, any interpretation or position of the SEC or its staff, or by the NYSE. In addition, subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right to waive, in whole or in part, any of the conditions to the Offer at any time and from time to time, in its discretion; provided that unless previously approved by the Company in writing, Offeror may not, among other things, consummate the Offer except immediately prior to the effective time of the REIT Merger unless otherwise agreed to by the Company and Offeror in writing. Accordingly, if as of any then-scheduled expiration date of the Offer the closing date of the transactions contemplated by the Merger Agreement is not scheduled to occur within one (1) business day thereafter, we will extend the Offer for one or more successive periods of up to 10 business days each (or such longer period as agreed to by the Company in writing, such agreement not to be unreasonably withheld, conditioned or delayed) so that the consummation of the Offer occurs immediately prior to the effective time of the REIT Merger. See “THE OFFER — Section 15 — Conditions of the Offer.” See also “THE OFFER — Section 16 — Certain Legal Matters; Regulatory Approvals.” See also “THE OFFER — Section 1 — Terms of the Offer.” In addition, Offeror expressly reserves the right to, in its sole discretion, following the closing of the Offer, extend the Offer for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 of the Exchange Act.

Form, Effective Time and Closing of the Merger.

The REIT Merger.  The Merger Agreement provides for the merger of the Company with and into REIT Merger Sub, upon the terms and subject to the conditions set forth in the Merger Agreement. REIT Merger

Sub will be the surviving corporation (the “Surviving Corporation”) in the REIT Merger and will continue to do business following the REIT Merger. Brookfield DTLA has the option to restructure the REIT Merger such that REIT Merger Sub will merge with and into the Company with the Company surviving such merger. The REIT Merger will become effective at such time as the articles of merger have been accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”) or at a later date and time agreed to by the parties and specified in the articles of merger, but not to exceed five days after the articles of merger are accepted for record by the SDAT.

The Merger Agreement provides that the closing of the REIT Merger will take place, subject to certain extension rights of the parties, upon the later of (a) the first business day after June 27, 2013 on which the last of the conditions to closing of the REIT Merger (described under “— Conditions to Completion of the Merger”) have been satisfied or waived (other than the conditions that by their terms are to be satisfied at the closing of the REIT Merger, but subject to the satisfaction or waiver of those conditions) and (b) the second business day after the last of the conditions to closing of the REIT Merger (described under “— Conditions to Completion of the Merger”) (other than the conditions that by their terms are to be satisfied at the closing of the REIT Merger, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived, and, subject to the foregoing, the closing of the REIT Merger will take place at such time and on a date to be specified by the parties. Notwithstanding the foregoing, if the closing of the REIT Merger is scheduled to occur on the second day through last business day of any month, Brookfield DTLA has a one-time right to delay the closing until the earlier of one business day prior to the Outside Date (as defined in the Merger Agreement; see “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Termination”) and the last business day of such month provided that it irrevocably waives all conditions to its obligation to close the Mergers other than the conditions relating to (x) the absence of a Material Adverse Effect (as defined in the Merger Agreement; see “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Definition of Material Adverse Effect”) and (y) the absence of a legal restraint prohibiting the consummation of the Mergers and the other transactions contemplated by the Merger Agreement to the extent not related to a stop order suspending the effectiveness of the Form S-4.

The Partnership Merger.  The Merger Agreement also provides for the merger of Partnership Merger Sub with and into the Partnership, upon the terms and subject to the conditions set forth in the Merger Agreement. The Partnership will be the surviving partnership (the “Surviving Partnership”) in the Partnership Merger.

After the effective time of the REIT Merger, Partnership Merger Sub and the Partnership will duly execute and file with the SDAT articles of merger. The Partnership Merger will become effective at such time as the partnership articles of merger have been accepted for record by the SDAT or at a later date and time agreed to by the parties and specified in the articles of merger, but not to exceed five days after the articles of merger are accepted for record by the SDAT.

Organizational Documents of the Surviving Corporation and the Surviving Partnership.

Upon completion of the REIT Merger, the charter and bylaws of the Surviving Corporation will be in the forms attached as exhibits to the Merger Agreement, subject to any modifications reasonably approved by the Company.

The certificate of limited partnership of the Partnership, as in effect immediately prior to the Partnership Merger effective time, will be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein or by law. The limited partnership agreement of the Partnership, as in effect immediately prior to the Partnership Merger effective time, will be the limited partnership agreement of the Surviving Partnership (subject to any amendments made or requested by Brookfield DTLA substantially contemporaneously with the closing of the transactions in order to effectuate certain provisions of the Merger Agreement) (the “Surviving Partnership Agreement”) until thereafter amended as provided therein or by law.

Directors and Officers of the Surviving Corporation.

At the effective time of the REIT Merger, the board of directors of REIT Merger Sub immediately prior to the effective time and, if all of the shares of Company Preferred Stock are not purchased in the tender offer, the two directors of the Company who were elected by the holders of shares of the Company Preferred Stock prior to the closing of the REIT Merger, will be the directors of the Surviving Corporation. The officers of REIT Merger Sub immediately prior to the effective time of the REIT Merger will be the initial officers of the Surviving Corporation.

The Surviving Corporation will be the general partner of the Surviving Partnership following the effective time of the Partnership Merger.

Merger Consideration; Effects of the Merger and the Partnership Merger.

Common Stock Merger Consideration.  At the effective time of the REIT Merger and by virtue of the REIT Merger, each share of Company Common Stock issued and outstanding immediately prior to the effective time will be converted into, and canceled in exchange for, a right to receive an amount in cash to be paid by Offeror equal to $3.15, which is referred to herein as the “Merger Consideration,” without interest and less any required withholding tax.

7.625% Series A Cumulative Redeemable Preferred Stock.  Each share of Company Preferred Stock issued and outstanding immediately prior to the effective time will automatically, and without a vote by any holders of Company Preferred Stock, be converted into, and canceled in exchange for, one share of Sub REIT Series A Preferred Stock, with the rights, terms and conditions substantially the same as those of the Company Preferred Stock as set forth in the Sub REIT charter and bylaws. The Merger Agreement initially provided that if more than 66.6% of the shares of Company Preferred Stock outstanding on the date of the Merger Agreement are tendered in the tender offer, then Offeror will have the right, but not the obligation, to cause all remaining Company Preferred Stock not tendered in the tender offer to be converted into a price per share equal to the Offer Price, in cash, without interest and less any required withholding tax, as long as such conversion complies in all respects with applicable law and the Company’s charter. However, pursuant to the Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, by and among the Company, the Partnership and the Brookfield Parties, Brookfield DTLA irrevocably waived its rights under the foregoing proviso and will not have the right to cause shares of Company Preferred Stock that are not tendered in the Offer to be converted into cash in the REIT Merger.

Stock Options.  Immediately prior to the effective time, each outstanding option to purchase shares of Company Common Stock (a “Stock Option”), whether or not then exercisable, will be canceled in exchange for the right to receive a single lump sum cash payment equal to the product of (1) the number of shares of Company Common Stock subject to such Stock Option immediately prior to the effective time, and (2) the excess, if any, of the Merger Consideration over the exercise price per share of such Stock Option (the “Option Merger Consideration”), without interest and less any required withholding tax. If the exercise price per share of any Stock Option is equal to or greater than the Merger Consideration, such Stock Option will be canceled without any cash payment being made in respect thereof.

Restricted Stock.  Immediately prior to the effective time, each outstanding restricted share of Company Common Stock (the “Restricted Stock”) will cease to be subject to any forfeiture or vesting conditions and each such share will be automatically converted into, and canceled in exchange for the right to receive the Merger Consideration, without interest (the “Restricted Stock Merger Consideration”) in accordance with the terms and conditions of the conversion and cancellation of the shares of Company Common Stock.

Restricted Stock Units.  Immediately prior to the effective time, each outstanding Company Restricted Stock Unit award (“RSU”) will be canceled in exchange for the right to receive a single lump sum cash payment equal to the product of (1) the number of shares of Company Common Stock subject to such RSU immediately prior to the effective time, whether or not vested, and (2) the Merger Consideration (the “RSU Merger Consideration”), without interest and less any required withholding tax.

Partnership Merger Consideration.  As a result of the Partnership Merger, each limited partner common unit in the Partnership in the Partnership issued and outstanding immediately prior to the effective time of the Partnership Merger (other than such units held by the Company or any subsidiary, or acquired pursuant to any investment by an affiliate or Merger Sub in the Partnership or via partnership redemptions) will automatically be converted into, and canceled in exchange for, the right to receive an amount in cash equal to the Merger Consideration, which is referred to herein as the “Partnership Merger Consideration,” without interest and less any required withholding tax. Each outstanding limited partner common unit in the Partnership held by any

Company subsidiary and each general partner common unit in the Partnership will automatically be converted into, and canceled in exchange for, one Series B partnership general partner unit, with the rights, terms and conditions set forth in the Surviving Partnership Agreement. The Series B partnership general partner units will rank junior to the Partnership’s 7.625% Series A Cumulative Redeemable Partnership Units. Each limited partner common unit in the Partnership acquired pursuant to any investment by an affiliate or Merger Sub in the Partnership or via Partnership redemptions will remain outstanding as one limited partner common unit of the Surviving Partnership. Each general partner preferred unit in the Partnership will remain outstanding as one general partner preferred unit of the Surviving Partnership. All partnership interest in Partnership Merger Sub will automatically be canceled, retired and cease to exist.

Procedures for Exchange of Shares of Company Common Stock, Company Preferred Stock and Unit Certificates.  The exchange of shares of Company Common Stock into the right to receive the Merger Consideration will occur automatically at the effective time of the REIT Merger. In accordance with the Merger Agreement, Brookfield DTLA will appoint a paying agent reasonably satisfactory to the Company to handle the payment and delivery of the Merger Consideration. On or before the effective time of the REIT Merger, Brookfield DTLA will deposit with the paying agent the Merger Consideration and Partnership Merger Consideration. As promptly as practicable after the effective time of the REIT Merger, but in any event within five business days thereafter, the Surviving Corporation will cause the paying agent to send to each record holder of shares of Company Common Stock immediately prior to the effective time of the REIT Merger, a letter of transmittal and instructions explaining how to surrender shares of Company Common Stock to the paying agent in exchange for Merger Consideration. As promptly as practicable after the effective time of the REIT Merger, but in any event within five business days thereafter, Sub REIT will cause the paying agent to send to each record holder of shares of Company Preferred Stock immediately prior to the effective time of the REIT Merger, a letter of transmittal and instructions explaining how to surrender shares of Company Preferred Stock to the paying agent in exchange for Sub REIT Series A Preferred Shares. As promptly as practicable after the effective time of the Partnership Merger, but in any event within five business days thereafter, the Surviving Corporation will cause the paying agent to send to each record holder of Limited Partner Common Units immediately prior to the effective time, a letter of transmittal and instructions explaining how to surrender Limited Partner Common Units to the paying agent in exchange for Partnership Merger Consideration.

Upon adherence to the applicable procedures set forth in the letter transmittal or surrender of a certificate for cancellation, as the case may be, the holder of such Company common share or certificate will receive the Merger Consideration due to such stockholder, without interest and less any required withholding tax. At the effective time of the REIT Merger, each certificate that previously represented shares of Company Common Stock will only represent the right to receive the Merger Consideration into which those shares of Company Common Stock have been converted. At the effective time of the Partnership Merger, each certificate that previously represented a Limited Partner Common Unit in the Partnership will only represent the right to receive the Partnership Merger Consideration into which those Limited Partner Common Units in the Partnership have been converted.

Payment of Option Merger Consideration, Restricted Stock Merger Consideration and RSU Merger Consideration.  Prior to the effective time of the REIT Merger, the Company will deliver to Brookfield DTLA a schedule setting forth the amount of the Option Merger Consideration to be paid to the holders of Stock Options, the Restricted Stock Merger Consideration to be paid to the holders of Restricted Stock and the RSU Merger Consideration to be paid to the holders of RSUs. On or before the effective time of the REIT Merger, Brookfield DTLA will deposit with the Company the Option Merger Consideration, the Restricted Stock Merger Consideration, and the RSU Merger Consideration to be paid to the holders of such Stock Options, Restricted Stock and RSUs, as the case may be. The Company will thereafter pay, without interest and less any required withholding tax, the Option Merger Consideration, the Restricted Stock Merger Consideration and the RSU Merger Consideration to the holders of such Stock Options, Restricted Stock and RSUs, as the case may be, reasonably promptly (but in no event more than five business days) following the closing of the REIT Merger. At the effective time of the REIT Merger, holders of Stock Options, Restricted

Stock and RSUs will have no further rights with respect to any such award, other than the right to receive the Option Merger Consideration, the Restricted Stock Merger Consideration or the RSU Merger Consideration, as applicable, due to such holder.

Available Funds.  Brookfield DTLA has represented in the Merger Agreement that it currently has, or has access to, and will have, on the closing date, cash sufficient to pay the Merger Consideration, Partnership Merger Consideration and Option Merger Consideration, respectively, and to satisfy the obligations of Brookfield DTLA, Sub REIT, REIT Merger Sub and Partnership Merger Sub (collectively, the “Brookfield Parties”) including all transactions contemplated by the Merger Agreement and all related expenses to be paid by Brookfield DTLA and REIT Merger Sub.

Concurrently with the execution of the Merger Agreement, BPO has agreed to deliver to the Company the Guarantee in favor of the Company with respect to payment and monetary obligations of the relevant Brookfield Parties under the Merger Agreement.

Withholding.  All payments under the Merger Agreement are subject to required withholding requirements.

Dissenters’ Rights.  No dissenters’ or appraisal rights, or rights of objecting holders of Company Common Stock or Company Preferred Stock under Section 3-202 of the MGCL, will be available with respect to the Mergers or the other transactions contemplated by the Merger Agreement.

Representations and Warranties.  The Merger Agreement contains a number of customary representations and warranties made by the Company and the Partnership (together, the “MPG Parties”), on the one hand, and certain of the Brookfield Parties, on the other hand. The representations and warranties were made by the parties as of the date of the Merger Agreement and do not survive the effective time of the REIT Merger or the Partnership Merger, as applicable. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the Merger Agreement and qualified by information each of BPO and the Company filed with or furnished to the SEC on or after January 1, 2010 and prior to April 12, 2013 and in the disclosure schedules delivered in connection with the Merger Agreement.

Representations and Warranties of the MPG Parties.  The MPG Parties made representations and warranties in the Merger Agreement relating to, among other things:

•	due incorporation/formation/organization, valid existence, good standing and qualification of the Company, the Partnership and all subsidiaries of the Company;
•	absence of certain Company subsidiary securities;
•	due authorization and valid issuance of equity securities of the Company’s subsidiaries;
•	capitalization;
•	authority to enter into the Merger Agreement;
•	due authorization, execution and delivery of the Merger Agreement;
•	absence of certain organizational, regulatory and contractual conflicts;
•	consents and approvals required for the Merger Agreement and the Surviving Partnership Agreement;
•	possession of necessary permits and compliance with permits and the law;
•	SEC filings, financial statements and internal controls under the Sarbanes-Oxley Act;
•	absence of a Material Adverse Effect (as defined below) and conduct of business in the ordinary course since December 31, 2012;
•	absence of undisclosed liabilities;
•	absence of material litigation that would prevent or materially delay the consummation of the contemplated transactions or have a Material Adverse Effect;

•	employee benefit plans and compensation arrangements;
•	labor and other employment matters;
•	accuracy of disclosure documents to be sent to common stockholders in connection with the Mergers and the contemplated transactions;
•	real property (owned and leased);
•	intellectual property;
•	tax matters;
•	environmental matters;
•	material contracts;
•	investment banking and broker fees paid to financial advisors;
•	receipt of opinions from financial advisors;
•	insurance;
•	related party transactions;
•	inapplicability of state takeover statutes;
•	absence of need to register under the Investment Company Act of 1940; and
•	billing arrangements.

Representations and Warranties of the Brookfield Parties.  Certain of the Brookfield Parties, jointly and severally, made representations and warranties in the Merger Agreement relating to, among other things:

•	due incorporation/formation, valid existence and good standing;
•	authority to enter into the Merger Agreement;
•	due authorization, execution and delivery of the Merger Agreement;
•	absence of certain organizational, regulatory and contractual conflicts;
•	consents and approvals required for the Merger Agreement and the Surviving Partnership Agreement;
•	absence of material litigation against certain of the Brookfield Parties that would prevent or delay consummation of the Mergers or other contemplated transactions;
•	investment banking and broker fees paid to financial advisors;
•	availability of funds to pay the required consideration for the Mergers;
•	ownership of Sub REIT, REIT Merger Sub and Partnership Merger Sub;
•	absence of ownership of Company or Partnership securities;
•	accuracy of disclosure documents supplied to the Company for inclusion in the Proxy Statement or other filings;
•	absence of entry into any contract with certain members of the Company or its affiliates; and
•	due execution, validity and enforceability of the Guarantee made by BPO in favor of the Company.

Definition of Material Adverse Effect.  Many of the representations of the Company in the Merger Agreement are qualified by a “Material Adverse Effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect). For the purposes of the Merger Agreement, “Material Adverse Effect” means (x) any casualty loss (as defined in the Merger Agreement) or (y) other event, circumstance, change or effect that is materially adverse to the financial condition, assets, properties or results of operations of the Company and its subsidiaries, taken as a whole. However, for purposes of clause (y) above, any event, circumstance, change or effect will not be considered a Material Adverse Effect to the extent arising out of or attributable to:

•	any decrease in the market price of shares of Company Common Stock (but not any event, circumstance, change or effect underlying such decrease to the extent that such event, circumstance, change or effect would otherwise constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur);
•	any events, circumstances, changes or effects that affect the real estate ownership and leasing business generally;
•	any changes in the United States or global economy or capital, financial, banking or securities markets generally, including changes in interest or exchange rates;
•	national or international political or social conflicts, including the commencement or escalation of a war or hostilities or the occurrence of acts of terrorism or sabotage;
•	any changes in the general economic, labor, legal, regulatory or political conditions in the geographic regions in which the Company or its subsidiaries operate;
•	any events, circumstances, changes or effects arising from the consummation or anticipation of the transactions contemplated by the Merger Agreement or the announcement of the execution of the Merger Agreement;
•	any events, circumstances, changes or effects arising from the compliance with the terms of, or the taking of any action required by, the Merger Agreement;
•	fires, earthquakes, terrorism, flooding, hurricanes, other natural disasters, acts of God or other casualty;
•	changes in law or GAAP after the date of the Merger Agreement;
•	any change in the tenant occupancy of Company properties;
•	damage or destruction of any Company property caused by casualty, whether or not covered by insurance;
•	the bankruptcy or insolvency of any tenant or tenants of any Company property or the default by any tenant or tenants under the terms of any Company lease;
•	any failure by the Company to meet internal or analysts’ projections for any period ending (or for which revenues, earnings or other financial data are released) on or after the date of the Merger Agreement (but not any event, circumstance, change or effect underlying such failure to the extent that such event, circumstance, change or effect would otherwise constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur);
•	any impairment or other similar write down in the value of any Company property (but not any event, circumstance, change or effect underlying such impairment or other similar write down to the extent that such event, circumstance, change or effect would otherwise constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur);
•	the issuance of a qualified, modified or “going-concern” opinion in respect of the Company and/or its subsidiaries by the Company’s independent auditors;
•	any change in the trading price of the shares of Company Preferred Stock, or failure to declare or pay dividends on the shares of Company Preferred Stock; or
•	certain other environmental conditions.

Mutual Closing Conditions.  The obligation of each of the relevant Brookfield Parties and the MPG Parties to complete the Mergers, subject to certain exceptions and limitations, is subject to the satisfaction or waiver, at or prior to the effective time of the REIT Merger, of the following conditions:

•	approval of the REIT Merger and the other transactions contemplated by the Merger Agreement by the Company’s common stockholders; and
•	the absence of any law, order, stipulation, or other legal restraint of any court of competent jurisdiction or governmental authority prohibiting the Mergers and the other transactions contemplated by the Merger Agreement.

Additional Closing Conditions for the Benefit of Certain of the Brookfield Parties.

The obligation of the relevant Brookfield Parties under the Merger Agreement to complete the Mergers, subject to certain exceptions and limitations, is subject to the satisfaction or waiver, at or prior to the effective time of the REIT Merger, of the following conditions:

•	the accuracy in all material respects as of the date of the Merger Agreement and as of the effective time of the REIT Merger (but, in the case of representations and warranties that by their terms address matters only as of another specified date, then only as of that specified date) of certain representations and warranties made in the Merger Agreement by the MPG Parties regarding their organization and valid existence, good standing, certain capitalization matters, authority relative to the Merger Agreement, the opinions of the Company’s financial advisors, brokers, state takeover statutes and registration under the Investment Company Act of 1940;
•	the accuracy as of the date of the Merger Agreement and as of the effective time of the REIT Merger (but, in the case of representations and warranties that by their terms address matters only as of another specified date, then only as of that specified date) of certain representations and warranties made in the Merger Agreement by the MPG Parties regarding ownership and security interests in the Company’s subsidiaries and certain capitalization matters, except for any such inaccuracies that would not reasonably be expected to result in additional cost, expense or liability to the Company, Brookfield DTLA and their affiliates, in the aggregate, of more than $500,000;
•	the accuracy of all other representations and warranties made in the Merger Agreement by the MPG Parties (disregarding any materiality or Material Adverse Effect qualifications contained in such representations and warranties) as of the date of the Merger Agreement and as of the effective time of the REIT Merger (but, in the case of representations and warranties that by their terms address matters only as of another specified date, then only as of that specified date) except for any such inaccuracies that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
•	the MPG Parties must have performed and complied in all material respects with all agreements and covenants required to be performed or complied with by it at or prior to the effective time of the REIT Merger, except for certain tax matters;
•	since the date of the Merger Agreement, no event, circumstance, change or effect has occurred that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect;
•	receipt by Brookfield DTLA of an officer’s certificate dated as of the closing date and signed by the chief executive officer or any executive vice president of the Company, certifying that the closing conditions described in the five preceding bullets have been satisfied;
•	receipt by Brookfield DTLA of an opinion dated as of the closing date from Latham & Watkins LLP regarding the Company’s qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”); and
•	certain debt consents (described in “The Merger Agreement — Other Covenants Debt Consents” below) have been obtained.

Additional Closing Conditions for the Benefit of the Company.  The obligation of the MPG Parties to complete the Mergers, subject to certain exceptions and limitations, is subject to the satisfaction or waiver, at or prior to the effective time of the REIT Merger, of the following conditions:

•	the accuracy of all representations and warranties in the Merger Agreement by the relevant Brookfield Parties (disregarding any materiality or Material Adverse Effect qualifications contained in such representations and warranties) as of the date of the Merger Agreement and as of the effective time of the Mergers (but, in the case of representations and warranties that by their terms address matters only as of another specified date, then only as of that specified date) except for any such inaccuracies that would not prevent or materially delay consummation of the mergers or the other transactions contemplated by the Merger Agreement;
•	certain of the Brookfield Parties must have performed and complied in all material respects with all agreements and covenants required to be performed or complied with by it at or prior to the effective time of the REIT Merger, except certain tax matters;
•	receipt by the Company of an officer’s certificate dated as of the closing date and signed by the president, any vice president or any executive officer of Brookfield DTLA, certifying that the closing conditions described in the two preceding bullets have been satisfied;
•	due execution and delivery of a Surviving Partnership Agreement by the relevant Brookfield Parties; and
•	the closing payments required by the Merger Agreement.

Covenants.

Affirmative Covenants.  The Merger Agreement contains various affirmative covenants which provide that during the period between the signing of the Merger Agreement and the effective time of the Merger Agreement (the “interim period”), unless Brookfield DTLA consents in writing (which consent will not be unreasonably withheld or delayed), the Company and its subsidiaries will conduct the Company’s business in all material respects in the ordinary course and in a manner consistent with past practice, and will use commercially reasonable efforts to do the following, subject to certain exceptions:

•	keep available the services of present officers and key employees;
•	maintain assets and properties in current condition; and
•	maintain REIT status.

Negative Covenants.  The Merger Agreement also contains numerous negative covenants that provide that during the interim period the Company and its subsidiaries will not take certain actions without the prior written consent of Brookfield DTLA (which consent in certain instances, will not be unreasonably withheld or delayed). These negative covenants include restrictions on the ability of the Company and its subsidiaries to, among other things:

•	amend their respective organizational or governance documents;
•	engage in certain transactions related to shares of capital stock of any class or any other securities or equity equivalents, except that the Company may:
º	issue Company Common Stock under Company stock rights outstanding on the date of the Merger Agreement or granted during the interim period under the existing terms of certain incentive plans;
º	grant Company stock rights or other equity-based awards under certain incentive plans to any director of the Company at an annual meeting of the stockholders or in connection with a director’s initial appointment or election to the Company Board;
º	issue Company Common Stock in exchange for Partnership common units pursuant to the existing terms of the limited partnership agreement of the Partnership; or
º	pledge equity interests in special purpose entities in connection with any financing or refinancing permitted pursuant to the Merger Agreement;
•	repurchase, redeem, tender for or otherwise acquire any securities or equity equivalents;

•	split, combine, subdivide or reclassify any shares of capital stock or partnership interests;
•	declare, set aside or pay dividends or other distributions;
•	acquire interests in entities or any assets or property, other than certain acquisitions of personal property in the ordinary course of business, acquisitions of certain assets under any Company lease in accordance with customary practice and acquisitions below a certain monetary threshold;
•	incur, create, assume, refinance or prepay any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned subsidiary) for indebtedness for borrowed money (subject to important exceptions, as discussed below);
•	make loans, advances or capital contributions to, or investments in, any other person;
•	make any change in existing borrowing or lending arrangements for or on behalf of any other person;
•	enter into any “keep well” or similar agreement to maintain the financial condition of another person, except to the extent required by existing contracts;
•	increase the compensation or benefits of directors, officers, employees or consultants, subject to significant exceptions;
•	make bonus payments, subject to certain exceptions;
•	grant or amend any rights to severance, change of control, retention or termination pay to, or enter into any employment or severance agreement with, any director, officer, consultant or employee;
•	establish, adopt, enter into or amend any collective bargaining or labor union agreement, profit sharing, thrift, pension, retirement, deferred compensation, retention or severance plan;
•	amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any plan;
•	hire new employees, other than to hire a replacement for an employee whose employment has terminated or with respect to vacant positions;
•	make payments to lenders or special servicers or pre-pay any indebtedness, subject to significant exceptions;
•	change accounting principles or practices, except as required by GAAP or a change in law, or pursuant to written instructions, comments or orders from the SEC;
•	terminate, modify, waive or amend provisions of the Company’s ground leases;
•	authorize, or enter into any commitment for, any new capital expenditure relating to the operating properties, except emergency repairs, expenditures required by law or contractual obligations, expenditures below a specified threshold that are incurred in the ordinary course or to preserve human health and safety, and certain other exceptions;
•	authorize, enter into, renew, modify, materially amend or terminate, or waive any right or give consent under, any material contract;
•	enter into new material lines of business;
•	amend or modify any engagement letter with financial advisors or engage additional financial advisors in connection with the transactions contemplated by the Merger Agreement;
•	enter into an agreement that would restrict the MPG Parties or certain of the Brookfield Parties from engaging in a material line of business;
•	waive, release, assign, settle or compromise claims, actions, suits, proceedings, arbitrations, mediations or other investigations;

•	take certain actions related to tax elections, returns, settlements and agreements;
•	take or fail to take any action that could reasonably be expected to cause the Company to fail to qualify as a REIT or any subsidiary to cease to be treated as (1) a partnership or disregarded entity for U.S. federal income tax purposes, or (2) a qualified REIT subsidiary or taxable REIT subsidiary;
•	enter into, amend or modify any existing tax protection agreement or take any action that could reasonably be expected to violate any existing tax protection agreement, except in connection with a potential disposition of Plaza Las Fuentes;
•	sell or dispose Company properties, except for Plaza Las Fuentes, or any other assets of the Company in excess of certain monetary limits;
•	initiate or consent to zoning, permit, development or site plan alterations;
•	enter into joint ventures or partnerships;
•	permit existing insurance policies to be canceled or terminated without replacement;
•	take any action that would reasonably be expected to cause a termination of the Partnership for tax or state law purposes;
•	enter into, renew or materially amend any material lease;
•	adopt a plan or resolutions for liquidation or dissolution;
•	call, give notice of, convene or hold the annual meeting of stockholders until after September 16, 2013; or
•	authorize or enter into any contract or otherwise make any commitment to do any of the foregoing.

Notwithstanding certain of the negative covenants, the Company may, among other things:

•	extend, replace or refinance the indebtedness encumbering US Bank Tower subject to certain limitations;
•	prepay US Bank Tower indebtedness up to a certain amount in order to obtain an extension on the indebtedness subject to certain limitations;
•	sell US Bank Tower and/or repay or prepay US Bank Tower indebtedness in connection with such a sale, subject to certain limitations;
•	take necessary action to remove any impediment to closing a sale of US Bank Tower, subject to certain limitations;
•	sell Plaza Las Fuentes and/or repay or prepay Plaza Las Fuentes indebtedness in connection with such a sale, subject to certain limitations;
•	extend the indebtedness encumbering KPMG Tower subject to certain limitations; or
•	take any action at any time that in the reasonable judgment of the Company Board, and upon notice to and consultation with Brookfield DTLA, is reasonably necessary for the Company to maintain its qualification as a REIT other than declare, set aside, or pay dividends or other distributions.

Other Covenants Between the Parties.

Access to Information.  The Merger Agreement requires that the MPG Parties provide Brookfield DTLA with reasonable access to information prior to the closing of the Mergers. Subject to certain exceptions, all information provided to the relevant Brookfield Parties will be kept confidential in accordance with the confidentiality agreement between BPO and the Company.

Contact with 3rd Parties.  Subject to certain exceptions, Brookfield DTLA will not contact any of the landlords, tenants, licensees or franchisees or ground lessors of the Company or any Company subsidiary with respect to the Company, any Company property or the transactions contemplated by the Merger Agreement.

Effort to Effectuate the Transactions.  Subject to certain exceptions, all parties will use their commercially reasonable efforts to do all things reasonably necessary to consummate and make effective the Mergers and the other transactions contemplated by the Merger Agreement.

Debt Consents.  Each of the parties agrees to use commercially reasonable efforts to obtain the required debt consents, and will coordinate and reasonably cooperate in soliciting and obtaining such consents. Each of Brookfield DTLA and the Company agrees:

•	to keep the other party informed of material communications with lenders;
•	to give the other party at least two calendar days to review and comment on all debt consent materials;
•	not to engage or participate in material meetings or discussions with any lender without providing the other party reasonable opportunity to participate;
•	to participate in meetings with any lender or rating agency and assist in obtaining required ratings upon request;
•	in the case of the Company, to assist Brookfield DTLA in establishing or maintaining accounts and blocked account agreements and lock box arrangements;
•	to assist the other in obtaining waivers, consents, estoppels and approvals to material leases, encumbrances and contracts from other parties;
•	to execute and deliver certificates, legal opinions or other instruments relating to guarantees or the pledge of collateral;
•	to take corporate actions to permit the consummation of debt consents on the closing date;
•	that neither party will be required to execute any document or make any statements, certifications, or analyses for the benefit of the other party, other than those that become effective immediately after the closing;
•	that the Company will not be required to pay any commitment fee or expense, or incur any other material obligation or liability, in connection with obtaining debt consents; and
•	that the Company will not without the prior written consent of Brookfield DTLA (except for the extension of US Bank Tower indebtedness, KPMG Tower indebtedness, entry into certain material contracts, and sale of Plaza Las Fuentes and US Bank Tower, as provided in the Merger Agreement):
º	prepay any portion of any indebtedness or establish any reserves in connection with obtaining the debt consents; or
º	agree to amend, modify, supplement or waive the terms and conditions of the outstanding indebtedness in any material respect, provided that Brookfield DTLA will not unreasonably withhold its consent unless the cumulative effect of such changes would be reasonably likely to materially and adversely affect its economic benefit derived from the Company property.

Proxy Statement.  The Company agreed to prepare and cause to be filed with the SEC a Proxy Statement as promptly as reasonably practicable following the date of the Merger Agreement. The Company and Brookfield DTLA also agreed to use commercially reasonable efforts to respond promptly to any comments of and requests by the SEC and to cause the Proxy Statement to be mailed to holders of shares of Company Common Stock entitled to vote at the special meeting of the holders of shares of Company Common Stock for the purpose of seeking approval for the REIT Merger and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable. The Proxy Statement must include the recommendation of the Company Board that the holders of shares of Company Common Stock vote in favor of the REIT Merger.

Form S-4.  On June 12, 2013, Sub REIT filed with the SEC the Form S-4 relating to the issuance of Sub REIT Series A Preferred Shares to the holders of Shares. Pursuant to the Merger Agreement, Sub REIT has agreed to use its commercially reasonable efforts to (a) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (b) ensure that the Form S-4 complies in all material respects with the Exchange Act or Securities Act, and (c) keep the Form S-4 effective for so long as necessary to complete the contemplated transactions. The parties have agreed, among other things, to furnish to Sub REIT all necessary information and such other assistance as may be reasonably requested to prepare, file and distribute the Form S-4 and to cooperate to file any necessary amendments or supplements to the Form S-4.

In the absence of a stop order from the SEC that has been issued prior to the closing of the Mergers and has not been lifted, reversed or otherwise terminated, the effectiveness of the Form S-4 is not a condition to the obligations of the Brookfield Parties to consummate the Mergers and the other transactions contemplated by the Merger Agreement. Notwithstanding the foregoing or anything to the contrary in the Merger Agreement, if all conditions to the obligations of the Brookfield Parties to consummate the Mergers and the other transactions contemplated by the Merger Agreement have been satisfied (other than those required to be satisfied or waived at the closing of the Mergers) but either (A) the Form S-4 has not become effective in accordance with the provisions of the Securities Act or (B) the SEC has issued a stop order suspending the effectiveness of the Form S-4 that remains in effect, then Brookfield DTLA will have the right to delay the closing (the “S-4 Extension Right”) until the earliest to occur of (I) the date specified by Brookfield DTLA in such written notice, (II) one business day after the date on which the Form S-4 has become effective in accordance with the Securities Act, (III) one business day after any stop order (if any) issued by the SEC in respect of the Form S-4 has been lifted, reversed or otherwise terminated, and (IV) September 25, 2013. As a result of exercising the S-4 Extension Right, (x) Brookfield DTLA will be deemed to have immediately and irrevocably waived all of the conditions to its obligation to close the Mergers other than the conditions relating to the following: (1) the condition set forth in Section 8.01(b) (the absence of a legal restraint prohibiting the consummation of the Mergers and the other transactions contemplated by the Merger Agreement), but only to the extent not related to a stop order suspending the effectiveness of the Form S-4, (2) Section 8.02(b) (performance by the Company and the Partnership of their agreements and covenants under the Merger Agreement), but only if the failure of such condition to be satisfied arises from an action by the Company or the Partnership that constitutes a willful and material breach of the Merger Agreement and that results in a long-term adverse effect on the business of the Company and Partnership), and (3) Section 8.02(c) (the absence of a “Material Adverse Effect”), and (y) after August 15, 2013, Brookfield DTLA will be deemed to have irrevocably waived all of the conditions to its obligation to close the Mergers other than Section 8.02(b) (performance by the Company and the Partnership of their agreements and covenants under the Merger Agreement), but only if the failure of such condition to be satisfied arises from an action by the Company or the Partnership that constitutes a willful and material breach of the Merger Agreement and that results in a long-term adverse effect on the business of the Company and Partnership.

Solicitation of Other Offers; Recommendation Withdrawal; Termination in Connection with a Superior Proposal.

The Merger Agreement provides that the MPG Parties may not engage in certain actions with regard to any Acquisition Proposal. Subject to certain exceptions, and among other prohibitions, the MPG Parties may not:

•	directly or indirectly solicit, initiate, or knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal, or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;
•	provide third parties with access to the MPG Parties’ properties, material contracts, personnel, books or records or non-public or confidential information in connection with an Acquisition Proposal;
•	take certain actions related to standstill, confidentiality or similar agreements; or
•	participate, engage in any negotiations or discussions, or enter into any letter of intent, contract or agreement in principle with respect to an Acquisition Proposal.

However, if a third party submits a bona fide unsolicited Acquisition Proposal after the date of the Merger Agreement and before the holders of shares of Company Common Stock approve the REIT Merger that the Company Board (or duly authorized committee thereof) determines in good faith is or could reasonably be expected to lead to a Superior Proposal (as defined below), and with respect to which the Company provides notice to Brookfield DTLA, the Company may provide such party with access to the

Company’s properties, material contracts, personnel, books and records and other non-public or confidential information and participate in discussions or negotiations with such third party, subject to certain conditions. If such Acquisition Proposal was not improperly solicited and the Company Board (or duly authorized committee thereof) determines in good faith that the failure to take such action would be inconsistent with the duties of the Company Board under applicable law, then the Company Board may grant a limited waiver, amendment or release under any standstill or confidentiality agreement for the sole purpose of allowing the third party to make such a private and confidential unsolicited Acquisition Proposal.

Under the Merger Agreement, the Company Board generally cannot withhold, withdraw, qualify or modify (or publicly propose to do the same) its recommendation that the holders of shares of Company Common Stock approve the REIT Merger in a manner adverse to Brookfield DTLA or approve, adopt or recommend (or publicly propose to do the same) any Acquisition Proposal (any such action, an “Adverse Recommendation Change”); provided, however, at any point prior to receipt of the approval of the holders of shares of Company Common Stock for the REIT Merger, the Company Board may make an Adverse Recommendation Change and/or terminate the Merger Agreement if an alternative Acquisition Proposal received in compliance with the procedures noted above (i) is made after the date of the Merger Agreement and not withdrawn, (ii) the Company Board determines in good faith that the Acquisition Proposal constitutes a Superior Proposal and that a failure to take such action would be inconsistent with the duties of the Company Board under applicable law, and (iii) (a) the Company provides Brookfield DTLA three business days prior written notice, (b) the Company negotiates in good faith with Brookfield DTLA during such three-day period to make revisions to the Merger Agreement that would permit the Company Board not to effect an Adverse Recommendation Change or terminate the Merger Agreement, and (c) the Company Board determines that the Acquisition Proposal continues to be a Superior Proposal compared to the Merger Agreement, as-revised by any changes irrevocably committed to by Offeror.

“Acquisition Proposal” means any bona fide offer or proposal, other than the REIT Merger and Partnership Merger and the other transactions contemplated by the Merger Agreement, concerning any transaction or series of related transactions involving any (i) merger, consolidation, business combination, or similar transaction involving the Company or the Partnership, (ii) sale, lease or other disposition (including through joint ventures or similar arrangements), directly or indirectly, of assets of the Company or any subsidiary representing 20% or more of the consolidated assets of the Company and the subsidiaries, taken as a whole, (iii) issuance, sale, or other disposition by the Company of equity interests representing 20% or more of the voting power of the Company, (iv) any tender offer or exchange offer as defined pursuant to the Exchange Act, that if consummated, would result in any person or group acquiring beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding voting capital stock of the Company, or (v) any combination of the foregoing, as the same may be amended or revised from time to time. For purposes of this definition, the shares of Company Preferred Stock will not be considered “voting” securities or to have “voting power,” whether or not such shares have the right to elect directors in accordance with Section 6 of the Articles Supplementary of the Company. In addition, neither (x) any bona fide offer or proposal solely concerning the sale, lease or other disposition, directly or indirectly, of dissolving subsidiaries nor (y) any issuance, sale or other disposition of equity interests to multiple purchasers not constituting a “group” within the meaning of Section 13(d)(3) of the Exchange Act in a bona fide capital raising transaction involving an underwritten offering or involving a private placement in which an investment bank or similar institution acts as initial purchaser or placement agent, will constitute an “Acquisition Proposal.”

“Superior Proposal” means a written Acquisition Proposal (for this purpose, substituting “50%” for each reference to “20%” in the definition of Acquisition Proposal) made by a third party which, in the good faith judgment of the Company Board (or duly authorized committee thereof) (after consultation with outside legal counsel and financial advisors), would, if consummated, result in a transaction that is more favorable to the Company’s common stockholders than the transactions contemplated by the Merger Agreement, taking into account such factors as the Company Board deems appropriate, including (i) the third party making such Acquisition Proposal, (ii) the legal, financial, regulatory and other aspects of the Merger Agreement and such Acquisition Proposal, including any conditions relating to financing, regulatory or third-party approvals, (iii) the ability of the third party making such Acquisition Proposal to secure third-party approvals and (iv) other events or circumstances.

Termination.

The Company and Brookfield DTLA may mutually agree to terminate the Merger Agreement before completing the REIT Merger, even after obtaining the approval of the holders of shares of Company Common Stock.

In addition either the Company or Brookfield DTLA may decide to terminate the Merger Agreement (so long as the terminating party is not at fault) if:

•	a governmental authority of competent jurisdiction has issued a final and non-appealable order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement;
•	the REIT Merger has not been consummated on or before August 15, 2013 (the “Outside Date”), except that:
º	if all conditions to closing have been satisfied or waived prior to the Outside Date other than the conditions set forth in Section 8.01(a) (the Company’s receipt of its stockholder approval) or Section 8.02(f) (the Company’s receipt of required debt consents), then (i) the Company will have the right to extend the Outside Date to September 16, 2013 and (ii) Brookfield DTLA will have the right to extend the Outside Date to August 30, 2013;
º	if either (A) the Form S-4 shall not have become effective or (B) the SEC has issued a stop order suspending the effectiveness of the Form S-4, then the Company will have the right to on one or more occasions to extend the Outside Date up to until October 31, 2013; and
º	if Brookfield DTLA elects to delay the closing of the Mergers pursuant to its S-4 Extension Right (see “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Form S-4”), then (x) on or prior to August 15, 2013 the only grounds for termination by Brookfield DTLA pursuant to this provision will be the failure of the conditions set forth in Section 8.01(b) of the Merger Agreement (“No Order”) (other than to the extent related to a stop order suspending the effectiveness of the Form S-4) and Section 8.02(c) of the Merger Agreement (“No Material Adverse Effect”), and (y) after August 15, 2013, Brookfield DTLA will be deemed to have waived irrevocably any right to terminate the Merger Agreement due to the failure of the REIT Merger to be consummated by the Outside Date;
•	the holders of shares of Company Common Stock fail to approve the REIT Merger and the other transactions contemplated by the Merger Agreement at the meeting of the Company’s stockholders to approve the REIT Merger; or
•	a breach of a representation or warranty of the other party occurs, or if a representation or warranty of that other party becomes untrue, which in either case would result in a failure of certain closing conditions and cannot be cured by the Outside Date (as extended, as provided above), or if capable of being cured, will not have been cured within 30 calendar days following notice;

Brookfield DTLA may also decide to terminate the Merger Agreement if, at any time prior to the approval of the REIT Merger by the holders of shares of Company Common Stock, the Company Board has made an Adverse Recommendation Change with respect to the REIT Merger.

The Company may decide to terminate the Merger Agreement at any time prior to the approval of the REIT Merger by the holders of shares of Company Common Stock if: (i) the Company has received a Superior Proposal, (ii) the Company Board has determined in good faith that the failure to accept the Superior Proposal is reasonably likely to be inconsistent with the duties of its members under applicable law, (iii) the Company has complied with its non-solicitation obligations set forth in the Merger Agreement, and (iv) the Company concurrently pays the termination fee and the expense reimbursement.

Termination Payments and Expenses.

The Company will be required to pay Brookfield DTLA a termination fee in the amount of $17.0 million plus an expense reimbursement fee up to $6.0 million under each of the following scenarios:

•	Brookfield DTLA terminates the Merger Agreement because of an Adverse Recommendation Change by the Company Board.
•	The Company terminates the Merger Agreement after receipt of a Superior Proposal.

The Company will be required to pay Brookfield DTLA a no vote termination fee in the amount of $4.0 million plus an expense reimbursement fee of up to $6.0 million if either Brookfield DTLA or the Company terminates the Merger Agreement because the holders of shares of Company Common Stock fail to approve the REIT Merger.

The Company will be required to pay Brookfield DTLA a termination fee (as reduced by the amount of any no vote termination fee paid to Brookfield DTLA) plus an expense reimbursement fee under the following scenario:

•	a bona fide Acquisition Proposal was publicly announced after the date of the Merger Agreement and prior to the date of the meeting of the holders of shares of Company Common Stock to approve the REIT Merger;
•	such Acquisition Proposal (for this purpose, substituting “40%” for each reference to “20%” in the definition of Acquisition Proposal) was not withdrawn prior to the date of such meeting of the holders of shares of Company Common Stock to approve the REIT Merger; and
•	within twelve months after termination of the Merger Agreement, the Company consummates an Acquisition Proposal that results in the sale of (or enters into an agreement for such an Acquisition Proposal that is subsequently consummated):
º	40% or more of shares of Company Common Stock, and at the time of consummation of such Acquisition Proposal the Company owns directly or indirectly at least three of Gas Company Tower, Wells Fargo Tower, KPMG Tower and 777 Tower (together with the 755 South Figueroa development parcel); or
º	three or more of Gas Company Tower, Wells Fargo Tower, KPMG Tower and 777 Tower (together with the 755 South Figueroa development parcel) to the same person or group in a transaction or series of related transactions unless the acquisition(s) are fully marketed transactions.

Employee Benefits.

After the closing date of the REIT Merger, with respect to any employee benefit plan maintained by Brookfield DTLA or any of its subsidiaries, in which any director, officer, employee or independent contractor of the Company or any Company subsidiary will participate after the effective time of the REIT Merger, Brookfield DTLA and/or the Surviving Corporation will recognize all service of said individuals with the Company or a Company subsidiary, as the case may be, for purposes of eligibility, vesting and level of benefits (with respect to severance, vacation and other service-based benefits), but not for purposes of benefit accrual or computation, in any such benefit plan. In addition, Brookfield DTLA and/or the Surviving Corporation will use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company employees under any welfare benefit plans that such employees may be eligible to participate in after the effective time of the REIT Merger (other than limitations or waiting periods that are in effect with respect to such employees and that have not been satisfied as of the effective time of the REIT Merger), and (ii) provide each Company employee with credit for any co-payments and deductibles paid prior to the effective time of the REIT Merger during the year in which the closing of the REIT Merger occurs in satisfying any applicable deductible or out-of-pocket requirements for such year under any welfare plans that such employees are eligible to participate in after the effective time of the REIT Merger.

From and after the effective time of the REIT Merger, Brookfield DTLA and/or the Surviving Corporation will honor in accordance with their terms all employment, severance, retention and termination plans and agreements (including, without limitation, any change-in-control provisions thereof) of employees or independent contractors of the Company or any Company subsidiary. For at least one year after the closing date of the REIT Merger, Brookfield DTLA and/or the Surviving Corporation will maintain for each Company employee who remains an employee of the Surviving Corporation compensation and benefits (excluding retention, sale, stay, or special bonuses, other change of control payments or awards or bonuses based upon leasing, occupancy or rentals and any equity-based compensation) that are, in the aggregate, substantially comparable to such employee as the compensation and benefits the Company or any Company subsidiary provided to such employee immediately prior to the effective time of the REIT Merger. In addition, immediately prior to, but conditioned on, the effective time of the REIT Merger, the Company and/or the Partnership will pay to each employee who is a participant in the Company’s quarterly cash incentive bonus program a pro-rata portion of the cash bonuses that would otherwise be payable to such employee as of the end of the applicable quarter in which the closing of the REIT Merger occurs.

Indemnification; Director and Officer Insurance.

Subject to certain exceptions, Brookfield DTLA, Sub REIT, the Surviving Corporation and the Partnership will indemnify, among others, each director or executive officer of the Company against all claims, judgments, fines, penalties and amounts paid in settlement. Brookfield DTLA, Sub REIT, the Surviving Corporation and the Partnership will also pay or advance to each director or executive officer, to the fullest extent permitted by law, any expenses incurred in defending, serving as a witness with respect to or otherwise participating in any claim in advance of the final disposition of such claim, subject to repayment of such expenses if it is ultimately determined that such party is not entitled to indemnification. The indemnification and advancement obligations will extend to acts or omissions occurring at or before the effective time of the REIT Merger and any claim relating thereto. The foregoing is in addition to any other rights the directors and executive officers may have under any employment or indemnification agreement or under the organizational documents of the Company.

The Surviving Corporation and the Surviving Partnership will (i) for a period of six years after the effective time of the REIT Merger maintain in effect in their respective organizational documents, provisions regarding elimination of liability of directors and officers, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries as those currently contained in the organizational documents, and (ii) on or before the closing date, in consultation with Brookfield DTLA, obtain a directors’ and officers’ liability insurance “tail” policy lasting for six years with respect to claims arising from facts or events that occurred on or before the effective time of the REIT Merger for the benefit of each person covered by, and on terms no less advantageous to, the Company’s existing insurance policies, except that the maximum premium payable will not exceed 300% of the annual directors’ and officers’ liability insurance premiums payable by the Company beginning in September 2012.

Miscellaneous Provisions.

Payment of Expenses.  Except for the termination fees and expenses discussed in the section “— Termination Fees and Expenses” above, all costs and expenses incurred in connection with the Merger Agreement and the Mergers are to be paid by the party incurring such expenses, whether or not the Mergers and their related transactions are consummated; provided, however, that each of Brookfield DTLA and the Company will pay one-half of the expenses related to printing, filing and mailing the Proxy Statement (and any amendments or supplements thereto) and any other necessary SEC filings.

Specific Performance.  The parties to the Merger Agreement are entitled to specific performance of the terms of the Merger Agreement, in addition to any other remedy at law or equity, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Amendment.  The parties to the Merger Agreement may amend the Merger Agreement by an instrument in writing signed by each of the parties, provided that, after the holders of shares of Company Common Stock approve the REIT Merger and the other transactions contemplated by the Merger Agreement, no amendment may be made without further stockholder approval which, by law or in accordance with the rules of the NYSE, requires further approval by such holders of shares of Company Common Stock.

Waiver.  At any time prior to the effective time of the REIT Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other and (c) waive compliance by the other with any of the agreements or conditions contained in the Merger Agreement, provided that any extension or waiver is set forth in writing and signed by each of the parties.

Governing Law.  The Merger Agreement is governed by the laws of the State of Maryland (without giving effect to the conflicts of law principles thereof).

Stock Exchange De-listing.  As a result of the REIT Merger, the Company Common Stock will be delisted from the NYSE and the Company will cease to be a publicly traded company.

Guarantee.  In connection with the entry into the Merger Agreement, on April 24, 2013, Brookfield executed and delivered to the Company the Guarantee. Pursuant to the Guarantee, Brookfield has absolutely, irrevocably and unconditionally guaranteed (i) all obligations of Sub REIT, REIT Merger Sub, the Purchaser and Partnership Merger Sub (the “Brookfield DTLA Parties”) to pay consideration to holders of securities of the Company and the Partnership, (ii) all obligations of the Brookfield DTLA Parties in respect of payments to lenders, servicers and others in connection with obtaining the debt consents set forth on Schedule 4.04(a) of the Disclosure Schedule to the Merger Agreement and (iii) all obligations in respect of claims, judgments or other monetary liabilities arising from any breach, default or non-compliance with the Merger Agreement by any of the Brookfield DTLA Parties. For a complete understanding of the Guarantee you are encouraged to read the full text of the Guarantee, which is filed as Exhibit (d)(6) to the Schedule TO of which this Offer to Purchase forms a part, and is incorporated herein by reference.

Articles Supplementary of the Sub REIT Series A Preferred Shares.

The following is a summary of the material terms and provisions of the Sub REIT Series A Preferred Shares. The summary in this section does not purport to be complete and is qualified in its entirety by reference to the articles supplementary classifying the Sub REIT Series A Preferred Shares, a form of which is attached as Exhibit (d)(3) to the Schedule TO of which this Offer to Purchase forms a part, the charter of Sub REIT, a form of which is attached hereto as Exhibit (d)(4) to the Schedule TO of which this Offer to Purchase forms a part, and the bylaws of Sub REIT, a form of which is attached hereto as Exhibit (d)(5) to the Schedule TO of which this Offer to Purchase forms a part, and applicable laws. In addition, pursuant to the Merger Agreement, Sub REIT filed a registration statement with the SEC on Form S-4 on June 12, 2013 to register the Sub REIT Series A Preferred Shares. The following summary is also qualified in its entirely by reference to the information set forth in such Form S-4 and in any additional disclosure made by Sub REIT with respect to the Sub REIT Series A Preferred Shares as may be required by applicable laws.

In general, the rights, terms and conditions governing the Sub REIT Series A Preferred Shares described in the following section are substantially the same as those of the Company Preferred Stock and are materially unchanged. One difference is that, in the REIT Merger the Company will be merged with and into REIT Merger Sub, with REIT Merger Sub as the Surviving Corporation and a direct subsidiary of Sub REIT. REIT Merger Sub will issue to Sub REIT shares of its 7.625% Series A Cumulative Redeemable Preferred Stock (collectively, the “REIT Merger Sub Series A Preferred Shares” or “REIT Merger Sub Series A Preferred Stock”), the rights, terms and conditions of which will substantially mirror those of the Sub REIT Series A Preferred Shares. In addition, as more fully described under “— Dividends” below, all accrued but unpaid dividends on the Company Preferred Shares that are not tendered and accepted for payment in the Offer, if any, will be treated as if accrued but unpaid by Sub REIT with respect to such shares of Sub REIT Series A Preferred Shares and will continue to accrue on the corresponding Sub REIT Series A Preferred Shares that are issued to the holders of such shares of Company Preferred Stock, if any.

Sub REIT intends to file a listing application with the NYSE in respect of the Sub REIT Series A Preferred Shares that are to be issued to holders of Company Preferred Stock in connection with the REIT Merger. However, Sub REIT is not required, and Brookfield DTLA is under no obligation to cause Sub REIT, to list the Sub REIT Series A Preferred Shares on any securities exchange or otherwise attempt to create a market for the Sub REIT Series A Preferred Shares, and authorization for listing the Series A Preferred Shares on the NYSE (or any other exchange) is not a condition to the parties’ obligations to complete the REIT Merger. It is expected that, as a result of Offeror’s purchase of Shares in the Offer, there will be significantly fewer stockholders, and significantly fewer shares of Sub REIT Series A Preferred Stock in the hands of the public, than there were stockholders and shares of Company Preferred Stock in the hands of the public prior to the consummation of the transactions contemplated by the Merger Agreement. If the Sub REIT Series A Preferred Shares are listed on the NYSE (or any other exchange), we may cause Sub REIT to apply for delisting of the Sub REIT Series A Preferred Shares in the future, provided the requirements for such delisting are met. To delist voluntarily, we will be required to cause Sub REIT to comply with the SEC’s rules issued under Section 12(b) of the Exchange Act, which include the filing of an application with the SEC, following which the SEC will publish a notice and accept comments relating to the proposed delisting. Once the Sub REIT Series A Preferred Shares are no longer listed on the NYSE or any other securities exchange, the market for the Sub REIT Series A Preferred Shares could be adversely affected, however, price quotations for the Sub REIT Series A Preferred Shares might still be available from other sources. The extent of the public market for the Sub REIT Series A Preferred Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Sub REIT Series A Preferred Shares at such time, the interest in maintaining a market in the Sub REIT Series A Preferred Shares on the part of securities firms, the possible termination of registration of the Sub REIT Series A Preferred Shares under the Exchange Act and other factors.

In addition, although Sub REIT has filed a registration statement with the SEC on Form S-4 to register the Sub REIT Series A Preferred Shares in connection with the REIT Merger, such registration may be terminated upon application of Sub REIT to the SEC if the outstanding Sub REIT Series A Preferred Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Sub REIT Series A Preferred Shares. If in the future the Sub REIT Series A Preferred Shares are deregistered and Sub REIT ceases to be a public reporting company, holders of Sub REIT Series A Preferred Shares may receive significantly less information, and less timely information, about Sub REIT, which may make it more difficult for holders of Sub REIT Series A Preferred Shares to make informed and timely decisions regarding such investment.

General.  The board of directors of Sub REIT (the “Sub REIT Board”) has unanimously authorized (i) the classification and designation of a class of Sub REIT’s preferred stock as 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, (ii) the filing of the articles supplementary classifying the Sub REIT Series A Preferred Stock with SDAT and (iii) the issuance of Sub REIT Series A Preferred Stock to the former holders of Company Preferred Stock as of the effective time of the REIT Merger. Once issued in accordance with Maryland law and upon proper filing of the articles supplementary and a prospectus with the SEC, the Sub REIT Series A Preferred Shares will be validly issued, fully paid and nonassessable.

Rank.  The Sub REIT Series A Preferred Stock will rank, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding-up of Sub REIT’s affairs:

•	senior to (i) all classes or series of common stock of Sub REIT, par value $0.01 per share (the “Sub REIT Common Stock”) (ii) the 12.5% Series B Cumulative Nonvoting Preferred Stock of Sub REIT, par value $0.01 per share (the “Sub REIT Series B Preferred Stock”) and (iii) any other class or series of Sub REIT capital stock expressly designated as ranking junior to the Sub REIT Series A Preferred Stock;
•	on parity with any class or series of Sub REIT capital stock expressly designated as ranking on parity with the Sub REIT Series A Preferred Stock; and
•	junior to any other class or series of Sub REIT capital stock expressly designated as ranking senior to the Sub REIT Series A Preferred Stock.

The term “capital stock” does not include convertible debt securities, which rank senior to the preferred stock of Sub REIT (including the Sub REIT Series A Preferred Stock and Sub REIT Series B Preferred Stock) prior to conversion, none of which are outstanding at this time.

Sub REIT will conduct its operations through subsidiaries, which will generate a substantial portion of Sub REIT’s operating income and cash flow. As a result, distributions or advances from Sub REIT’s direct and indirect subsidiaries will be the primary source of funds necessary to make dividend payments on the Sub REIT Series A Preferred Shares and meet other obligations of Sub REIT. Sub REIT’s charter and the respective charters and organizational documents of Sub REIT’s direct and indirect subsidiaries do not restrict the issuance of debt or senior equity interests by any subsidiary of Sub REIT, which, along with contractual provisions, laws or regulations and the financial condition and operational requirements of any subsidiary of Sub REIT, may limit Sub REIT’s ability to obtain cash required to pay dividends on Sub REIT Series A Preferred Shares. In connection with the transactions contemplated by the Merger Agreement, Brookfield DTLA intends to invest in one or more new classes of preferred equity at indirect subsidiaries of Sub REIT, as described in the registration statement on Form S-4 filed with the SEC by Sub REIT on June 12, 2013. Holders of the Sub REIT Series A Preferred Shares may have a junior position to the holders of such preferred equity and the claims of creditors of Sub REIT’s direct and indirect subsidiaries on the assets and earnings of such subsidiaries.

Dividends.  Subject to the preferential rights of the holders of any class or series of Sub REIT capital stock ranking senior to the Sub REIT Series A Preferred Stock as to dividends, the holders of the Sub REIT Series A Preferred Shares are entitled to receive, when, as and if authorized by the Sub REIT Board and declared by Sub REIT out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 7.625% per annum of the $25.00 liquidation preference per share of the Sub REIT Series A Preferred Stock (equivalent to the fixed annual amount of $1.90625 per share of the Sub REIT Series A Preferred Stock).

Dividends on the Sub REIT Series A Preferred Stock will accrue and be cumulative from and including the date of original issue and are payable quarterly in arrears on or about the last calendar day of each January, April, July, and October or, if such day is not a business day, on the next succeeding business day, except that, if such business day is in the next succeeding year, such payment will be made on the immediately preceding business day, and no interest or additional dividends or other sums will accrue on the amount so payable from such date to such next succeeding business day. Any and all accrued but unpaid dividends (whether or not declared) on each Share exchanged for a Sub REIT Series A Preferred Share in connection with the REIT Merger will be treated as if accrued by Sub REIT with respect to such Sub REIT Series A Preferred Share prior to the date of the original issuance of such Sub REIT Series A Preferred Share in connection with the REIT Merger (such amount with respect to each Sub REIT Series A Preferred Share, the “MPG Preferred Accrual”).

The amount of any dividend payable on the Sub REIT Series A Preferred Stock for any partial dividend period will be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of Sub REIT at the close of business on the applicable record date, which will be the date designated by the Sub REIT Board for the payment of dividends that is not more than 35 nor less than 10 days prior to the scheduled dividend payment date. Notwithstanding any provision to the contrary contained in the articles supplementary classifying and designating the Sub REIT Series A Preferred Stock, each outstanding Sub REIT Preferred Series A Preferred Share will be entitled to receive a dividend with respect to any dividend record date equal to the dividend paid with respect to each other Sub REIT Preferred Series A Preferred Share that is outstanding on such date. Accrued but unpaid dividends on the Sub REIT Series A Preferred Stock will accumulate as of the dividend payment date on which they first became payable.

Dividends on the Sub REIT Series A Preferred Stock will accrue whether or not:

•	Sub REIT has earnings;
•	there are funds legally available for the payment of those dividends; or
•	dividends are authorized or declared.

Except as described in the next paragraph, unless full cumulative dividends on the Sub REIT Series A Preferred Stock for all past dividend periods (including the MPG Preferred Accrual) and the then current dividend period will have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof in cash is set apart for payment, Sub REIT will not:

•	declare or pay or set aside for payment of dividends, and Sub REIT will not declare or make any distribution of cash or other property, directly or indirectly, on or with respect to any shares of Sub REIT Common Stock or shares of any other class or series of Sub REIT capital stock ranking, as to dividends, on parity with or junior to the Sub REIT Series A Preferred Stock, for any period; or
•	redeem, purchase or otherwise acquire for any consideration, or make any other distribution of cash or other property, directly or indirectly, on or with respect to, any Sub REIT Common Stock or on shares of any other class or series of Sub REIT capital stock ranking, as to dividends and upon liquidation, on parity with or junior to the Sub REIT Series A Preferred Stock.

The foregoing sentence, however, will not prohibit:

•	dividends payable solely in capital stock ranking junior to the Sub REIT Series A Preferred Stock;
•	the conversion into or exchange for other shares of any class or series of capital stock ranking junior to the Sub REIT Series A Preferred Stock; and
•	Sub REIT’s purchase of Sub REIT Series A Preferred Shares, preferred stock ranking on parity with the Sub REIT Series A Preferred Stock as to payment of dividends or capital stock or equity securities ranking junior to Sub REIT Series A Preferred Stock pursuant to Sub REIT’s charter to the extent necessary to preserve Sub REIT’s status as a REIT as discussed under “— Restrictions on Ownership and Transfer” below.

When Sub REIT does not pay dividends in full (or Sub REIT does not set apart a sum sufficient to pay them in full) on the Sub REIT Series A Preferred Stock (including the MPG Preferred Accrual) and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Sub REIT Series A Preferred Stock, Sub REIT will declare any dividends on the Sub REIT Series A Preferred Stock (including the MPG Preferred Accrual) and each such other class or series of capital stock ranking, as to dividends, on parity with the Sub REIT Series A Preferred Stock pro rata so that the amount of dividends declared per share of Sub REIT Series A Preferred Stock and such other class or series of capital stock will in all cases bear to each other the same ratio that accrued dividends per share on the Sub REIT Series A Preferred Stock (including the MPG Preferred Accrual) and such other class or series of preferred stock (which will not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior dividend periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Sub REIT Series A Preferred Stock which may be in arrears (including the MPG Preferred Accrual).

Holders of Sub REIT Series A Preferred Shares are not entitled to any dividend, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Sub REIT Series A Preferred Stock as described above. Any dividend payment made on the Sub REIT Series A Preferred Stock will first be credited against the MPG Preferred Accrual and then against the earliest accrued but unpaid dividends due with respect to those Sub REIT Series A Preferred Shares which remain payable. Accrued but unpaid dividends on the Sub REIT Series A Preferred Stock will accumulate as of the due date for the dividend payment date on which they first become payable.

Sub REIT does not intend to declare dividends on the Sub REIT Series A Preferred Stock, or pay or set apart for payment dividends on the Sub REIT Series A Preferred Stock if the terms of any of Sub REIT’s agreements, including any agreements relating to indebtedness, prohibit such a declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends will be authorized by the Sub REIT Board, declared by Sub REIT or paid or set apart for payment if such authorization, declaration or payment is restricted or prohibited by law.

In addition, except as prohibited by Sub REIT’s charter or the MGCL, in the event that REIT Merger Sub declares and pays a dividend to Sub REIT on the REIT Merger Sub Series A Preferred Stock, the Sub REIT Board will authorize and Sub REIT will pay a like dividend on the Sub REIT Series A Preferred Stock out of funds legally available for the payment of dividends on the Sub REIT Series A Preferred Stock.

Liquidation Preference.  Upon any voluntary or involuntary liquidation, dissolution or winding-up of Sub REIT’s affairs, before any distribution or payment will be made to holders of Sub REIT Common Stock or any other class or series of capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding-up of Sub REIT’s affairs, junior to the Sub REIT Series A Preferred Stock, the holders of Sub REIT Series A Preferred Shares are entitled to be paid out of Sub REIT’s assets legally available for distribution to Sub REIT’s stockholders, after payment or provision for Sub REIT’s debts and other liabilities, a liquidation preference of $25.00 per share of Sub REIT Series A Preferred Stock, plus an amount equal to any accrued and unpaid dividends including the MPG Preferred Accrual (whether or not such dividends are declared) to and including the date of payment. If, upon Sub REIT’s voluntary or involuntary liquidation, dissolution or winding-up, Sub REIT’s available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding Sub REIT Series A Preferred Shares and the corresponding amounts payable on all shares of each other class or series of capital stock ranking, as to liquidation rights, on parity with the Sub REIT Series A Preferred Stock in the distribution of assets, then the holders of the Sub REIT Series A Preferred Shares and each such other class or series of capital stock ranking, as to voluntary or involuntary liquidation rights, on parity with the Sub REIT Series A Preferred Stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of Sub REIT Series A Preferred Shares will be entitled to written notice of any distribution in connection with any voluntary or involuntary liquidation, dissolution or winding-up of Sub REIT’s affairs not less than 30 days and not more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Sub REIT Series A Preferred Stock will have no right or claim to any of Sub REIT’s remaining assets. Sub REIT’s consolidation or merger with or into any other corporation, trust or other entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of Sub REIT’s property or business, will not be deemed to constitute a liquidation, dissolution or winding-up of Sub REIT’s affairs.

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of Sub REIT stock or otherwise, is permitted under the MGCL, amounts that would be needed, if Sub REIT were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of Sub REIT Series A Preferred Stock will not be added to Sub REIT’s total liabilities.

Redemption.  Sub REIT is entitled, pursuant to the articles supplementary classifying and designating the Series A Preferred Stock, to purchase the Sub REIT Series A Preferred Shares in order to preserve Sub REIT’s status as a REIT for federal or state income tax purposes at any time. See “— Restrictions on Ownership and Transfer” below. Sub REIT may, at its option, upon not less than 30 days nor more than 60 days’ written notice, redeem the Sub REIT Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends including the MPG Preferred Accrual (whether or not such dividends are declared) up to and including the date fixed for redemption, without interest, to the extent Sub REIT has funds legally available for that purpose.

If fewer than all of the outstanding Sub REIT Series A Preferred Shares are to be redeemed, Sub REIT will select the Sub REIT Series A Preferred Shares to be redeemed pro rata (as nearly as may be practicable without creating fractional shares) by lot or by any other equitable method that Sub REIT determines will not violate the 9.8% ownership limit described in “— Restrictions on Ownership and Transfer” below. If such redemption is to be by lot and, as a result of such redemption, any holder of Sub REIT Series A Preferred Shares, other than a holder of Sub REIT Series A Preferred Shares that has received an exemption from the ownership limit, would have actual or constructive ownership of more than 9.8% of the issued and outstanding Sub REIT Series A Preferred Shares by value or number of shares, whichever is more restrictive, because such holder’s Sub REIT Series A Preferred Shares were not redeemed, or were only redeemed in part, then, except as otherwise provided in its charter, Sub REIT will redeem the requisite number of Sub REIT Series A Preferred Shares of such holder such that no holder will own in excess of the 9.8% ownership limit subsequent to such redemption. See “— Restrictions on Ownership and Transfer” below. In order for their Sub REIT Series A Preferred Shares to be redeemed, holders must surrender their Sub REIT Series A Preferred Shares at the place designated in the notice of redemption. Holders will then be entitled to the redemption price and any accrued and unpaid dividends payable upon redemption (including the MPG Preferred Accrual) following surrender of the certificates representing the Sub REIT Series A Preferred Shares described below. If a notice of redemption has been given, if the funds necessary for the redemption have been set aside by Sub REIT in trust for the benefit of the holders of any Sub REIT Series A Preferred Shares called for redemption and if irrevocable instructions have been given to pay the redemption price and all accrued and unpaid dividends (including the MPG Preferred Accrual), then from and after the redemption date, dividends will cease to accrue on such Sub REIT Series A Preferred Shares and such Sub REIT Series A Preferred Shares will no longer be deemed outstanding. At such time all rights of the holders of such Sub REIT Series A Preferred Shares will terminate, except the right to receive the redemption price plus any accrued and unpaid dividends (including the MPG Preferred Accrual) payable upon redemption, without interest. So long as no dividends are in arrears and subject to the provisions of applicable law, Sub REIT may from time to time repurchase all or any part of the Sub REIT Series A Preferred Stock, including the repurchase of Sub REIT Series A Preferred Shares in open-market transactions and individual purchases as such prices as Sub REIT negotiates, in each case as duly authorized by the Sub REIT Board.

Unless full cumulative dividends (including the MPG Preferred Accrual) on all Sub REIT Series A Preferred Shares have been or contemporaneously are authorized, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Sub REIT Series A Preferred Shares will be redeemed unless all outstanding Sub REIT Series A Preferred Shares are simultaneously redeemed and Sub REIT will not purchase or otherwise acquire directly or indirectly any Sub REIT Series A Preferred Shares or any class or series of Sub REIT capital stock ranking, as to dividends or upon liquidation, on parity with or junior to the Sub REIT Series A Preferred Stock (except by exchange for Sub REIT capital stock ranking junior to the Sub REIT Series A Preferred Stock as to dividends and upon liquidation); provided, however, that Sub REIT may purchase Sub REIT Series A Preferred Shares in order to ensure that Sub REIT continues to meet the requirements for qualification as a REIT for federal and/or state income tax purposes, and may purchase or acquire Sub REIT Series A Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Sub REIT Series A Preferred Shares. See “— Restrictions on Ownership and Transfer” below.

Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 days nor more than 60 days prior to the redemption date. Sub REIT will mail a similar notice, postage prepaid, not less than 30 days nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Sub REIT Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of Sub REIT. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of Sub REIT Series A Preferred Shares except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Sub REIT Series A Preferred Stock may be listed or admitted to trading, each notice will state:

•	the redemption date;
•	the redemption price;
•	the number of Sub REIT Series A Preferred Shares to be redeemed;
•	the place or places where the certificates representing Sub REIT Series A Preferred Shares are to be surrendered for payment of the redemption price;
•	that dividends on the Sub REIT Series A Preferred Shares to be redeemed will cease to accumulate on such redemption date; and
•	that payment of the redemption price and any accumulated and unpaid dividends (including the MPG Preferred Accrual) will be made upon presentation and surrender of such Sub REIT Series A Preferred Shares.

If fewer than all of the Sub REIT Series A Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of Sub REIT Series A Preferred Shares held by such holder to be redeemed.

If a redemption date falls after a dividend record date and on or prior to the corresponding dividend payment date, each holder of the Sub REIT Series A Preferred Shares at the close of business of such dividend record date will be entitled to the dividend payable on such Sub REIT Series A Preferred Shares on the corresponding dividend payment date notwithstanding the redemption of such Sub REIT Series A Preferred Shares on or prior to such dividend payment date and each holder of Sub REIT Series A Preferred Shares that surrenders such Sub REIT Series A Preferred Shares on such redemption date will be entitled to the dividends accruing after the end of the applicable distribution period, up to and including the redemption date. Except as described above, Sub REIT will make no payment or allowance for unpaid dividends, whether or not in arrears, on Sub REIT Series A Preferred Stock for which a notice of redemption has been given.

All Sub REIT Series A Preferred Shares that Sub REIT redeems or repurchases will be retired and restored to the status of authorized but unissued shares of preferred stock, without designation as to series or class.

No Maturity, Sinking Fund or Mandatory Redemption.  The Sub REIT Series A Preferred Stock has no maturity date and Sub REIT is not required to redeem the Sub REIT Series A Preferred Stock at any time. Accordingly, the Sub REIT Series A Preferred Stock will remain outstanding indefinitely, unless Sub REIT decides, at its option, to exercise its redemption right. The Sub REIT Series A Preferred Stock is not subject to any sinking fund.

Voting Rights.  Holders of the Sub REIT Series A Preferred Stock generally do not have any voting rights, except as set forth below.

If (i) dividends on the Sub REIT Series A Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive (the “Preferred Dividend Default”) or (ii) any of the MPG Preferred Accrual remains unpaid with respect to any Sub REIT Series A Preferred Shares, holders of the Sub REIT Series A Preferred Stock (voting together as a single class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote at Sub REIT’s next annual or special meeting and each subsequent annual meeting of stockholders, for the election of two additional directors to serve on the Sub REIT Board (which we refer to as preferred stock directors), until all unpaid dividends (including the MPG Preferred Accrual) and the dividend for the past dividend periods and the then current period with respect to the Sub REIT Series A Preferred Stock and any other class or series of parity preferred stock have been paid or declared and a sum sufficient for the payment thereof set aside for payment. In such a case, the number of directors serving on the Sub REIT Board will be increased by two directors. The preferred stock directors will be elected by a plurality of the votes cast in the election for a one-year term and each preferred stock director will serve until his successor is duly elected and qualified or until the preferred stock director’s right to hold the office terminates, whichever occurs earlier. For so long as the Preferred Dividend Default will continue or the MPG Preferred Accrual will remain unpaid, the election will take place at:

•	special meetings called by the holders of at least 10% of the outstanding Sub REIT Series A Preferred Shares or the holders of shares of any other class or series of stock on parity with the Sub REIT Series A Preferred Stock with respect to which dividends are also accumulated and unpaid if this request is received more than 90 days before the date fixed for Sub REIT’s next annual or special meeting of stockholders or, if Sub REIT receives the request for a special meeting less than 90 days before the date fixed for Sub REIT’s next annual or special meeting of stockholders, at Sub REIT’s annual or special meeting of stockholders, and
•	each subsequent annual meeting (or special meeting held in its place) until all dividends accumulated on the Sub REIT Series A Preferred Stock (including the MPG Preferred Accrual) and on any other class or series of preferred stock on parity with the Sub REIT Series A Preferred Stock with respect to dividends, have been paid in full for all past dividend periods and the dividend for the then current dividend period.

If and when all accumulated dividends and the MPG Preferred Accrual on the Sub REIT Series A Preferred Stock are paid in full and all accumulated dividends are paid in full on all other classes or series of parity preferred stock, the holders of the Sub REIT Series A Preferred Stock will be divested of the voting rights set forth above (subject to revesting in the event of each and every Preferred Dividend Default) and the term and office of such preferred stock directors so elected will terminate and the number of directors comprising the Sub REIT Board will be reduced accordingly.

Any preferred stock director elected by the holders of Sub REIT Series A Preferred Stock (including BPO or a subsidiary of BPO to the extent they hold Sub REIT Series A Preferred Shares, whether acquired in the Offer or thereafter) and other holders of parity preferred stock upon which like voting rights have been conferred and are exercisable may be removed at any time with or without cause by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding Sub REIT Series A Preferred Shares and other parity preferred stock entitled to vote thereon when they have the voting rights described above (voting separately as a single class with all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default continues or the MPG Preferred Accrual remains unpaid, any vacancy in the office of a preferred stock director may be filled by written consent of the preferred stock director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding Sub REIT Series A Preferred Shares and other parity preferred stock entitled to vote thereon (voting separately as a single class with all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable). The preferred stock directors will each be entitled to one vote per director on any matter considered by the Sub REIT Board.

Sub REIT acknowledges that, following the consummation of the REIT Merger and any issuance of Sub REIT Series A Preferred Shares to the holders of Shares immediately prior to the effective time of the REIT Merger, Sub REIT does not currently intend to pay dividends owed on the Sub REIT Series A Preferred Shares (include the amount of the MPG Preferred Accrual). Pursuant to the Merger Agreement, at the effective time of the REIT Merger, the two directors elected to the board of MPG by holders of Shares will be the initial preferred stock directors of Sub REIT, and will serve until the next annual or special meeting of stockholders and until their successors are elected and qualified by the holders of Sub REIT Series A Preferred Shares pursuant to the limited voting rights of the Sub REIT Series A Preferred Stock summarized above.

In addition, so long as any Sub REIT Series A Preferred Shares remain outstanding, Sub REIT will not, without the consent or the affirmative vote of the holders of at least two-thirds of the outstanding Sub REIT Series A Preferred Shares and each other class or series of preferred stock ranking on parity with the Sub REIT Series A Preferred Stock with respect to the payment of dividends or the distribution of assets upon Sub REIT’s liquidation, dissolution or winding-up, voting as a single class, given in person or by proxy, either in writing or at a meeting:

•	authorize, create or issue, or increase (or cause or permit to be authorized, created, issued or increased) the authorized or issued amount of, any class or series of stock ranking senior to such Sub REIT Series A Preferred Stock or the REIT Merger Sub Series A Preferred Stock, respectively, with respect to payment of dividends, or the distribution of assets upon the liquidation, dissolution or winding-up of Sub REIT’s or REIT Merger Sub’s affairs, as applicable, or reclassify any of Sub REIT’s or REIT Merger Sub’s authorized stock into any such capital stock, as applicable, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such capital stock; or
•	amend, alter or repeal (or cause to be amended, altered or repealed) the provisions of the respective charters of Sub REIT or REIT Merger Sub, respectively, or the terms of the Sub REIT Series A Preferred Stock or the REIT Merger Sub Series A Preferred Stock, respectively, whether by merger, consolidation, transfer or conveyance of substantially all of its assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Sub REIT Series A Preferred Stock or the REIT Merger Sub Series A Preferred Stock, as applicable;

except that with respect to the occurrence of any of the events described in the second bullet point immediately above (including the REIT Merger), so long as the Sub REIT Series A Preferred Stock or REIT Merger Sub Series A Preferred Stock, as applicable, remains outstanding and the terms of the Sub REIT Series A Preferred Stock or REIT Merger Sub Series A Preferred Stock, as applicable, remain materially unchanged, taking into account that, upon the occurrence of an event described in the second bullet point above, Sub REIT or REIT Merger Sub, as applicable, may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Sub REIT Series A Preferred Stock or REIT Merger Sub Series A Preferred Stock, as applicable, and in such case such holders will not have any voting rights with respect to the events described in the second bullet point immediately above. Furthermore, if the holders of the Sub REIT Series A Preferred Stock or REIT Merger Sub Series A Preferred Stock, as applicable receive the greater of the full trading price of the Sub REIT Series A Preferred Stock or REIT Merger Sub Series A Preferred Stock, as applicable, on the date of an event described in the second bullet point immediately above or the liquidation preference (which, for the avoidance of doubt, will not include any accumulated dividends or interest) pursuant to the occurrence of any of the events described in the second bullet point immediately above, then such holders will not have any voting rights with respect to the events described in the second bullet point immediately above.

Holders of Sub REIT Series A Preferred Shares will not be entitled to vote (or cause Sub REIT as stockholder of REIT Merger Sub to vote) with respect to (i) any increase in total number of authorized shares of Sub REIT Common Stock, Sub REIT preferred stock, REIT Merger Sub common stock or REIT Merger Sub preferred stock, (ii) any increase in the amount of the authorized Sub REIT Series A Preferred Stock, REIT Merger Sub Series A Preferred Stock or the creation or issuance of any other class or series of capital stock, or (iii) any increase in the number of authorized shares of any other class or series of capital stock of Sub REIT or REIT Merger Sub, in each case ranking on parity with or junior to the Sub REIT Series A Preferred Stock or REIT Merger Sub Series A Preferred Stock, as applicable, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding-up of Sub REIT or REIT Merger Sub, as applicable.

The holders of such Sub REIT Series A Preferred Stock will not have any voting rights with respect to, and the consent of the holders of Sub REIT Series A Preferred Stock is not required for, the taking of any corporate action, including any merger or consolidation involving Sub REIT or a sale of all or substantially all of Sub REIT’s assets, regardless of the effect that such merger, consolidation or sale may have upon the powers, preferences, voting power or other rights or privileges of the Sub REIT Series A Preferred Stock, except as set forth in the second bullet point above.

In addition, the voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, Sub REIT has redeemed or called for redemption upon proper notice and a deposit of sufficient cash in trust to effect such redemption of such outstanding Sub REIT Series A Preferred Shares.

In any matter in which the Sub REIT Series A Preferred Stock may vote (as expressly provided in the articles supplementary creating the Sub REIT Series A Preferred Stock), each Sub REIT Series A Preferred Share will be entitled to one vote per $25.00 of liquidation preference (excluding accumulated and unpaid dividends and the MPG Preferred Accrual).

Furthermore, so long as the holders of Sub REIT Series A Preferred Shares are entitled to elect preferred stock directors and such preferred stock directors are duly elected and qualified, Sub REIT, in its capacity as the holder of REIT Merger Sub Series A Preferred Stock, will cause the preferred stock directors of Sub REIT to be elected as the preferred stock directors of REIT Merger Sub, provided that in the event of a resignation or removal of a preferred stock director of Sub REIT, Sub REIT will remove such preferred stock director as a director of REIT Merger Sub.

Restrictions on Ownership and Transfer.  In order for Sub REIT to qualify as a REIT under the Code, Sub REIT’s stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Sub REIT’s charter and the articles supplementary classifying and designating the Sub REIT Series A Preferred Stock contain restrictions on the ownership and transfer of Sub REIT Common Stock and Sub REIT Series A Preferred Stock which are intended to assist Sub REIT in complying with these requirements and continuing to qualify as a REIT. The relevant sections of Sub REIT’s charter and articles supplementary provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by value or by number of shares, whichever is more restrictive), respectively, of the outstanding shares of Sub

REIT Common Stock or Sub REIT Series A Preferred Stock (excluding any such outstanding Sub REIT Series A Preferred Shares which are not treated as outstanding for federal income tax purposes). We refer to this restriction as the “ownership limit.”

Conversion.  The Sub REIT Series A Preferred Stock is not convertible into or exchangeable for any of our other property or securities.

The Confidentiality Agreement.

The Company and BPO entered into a confidentiality agreement dated July 31, 2012 (the “Confidentiality Agreement”), in connection with a potential negotiated business transaction between the parties.

The Confidentiality Agreement contained a provision, referred to as a standstill, preventing BPO from taking action to seek control of the Company, including by making a proposal to acquire the Company, unless specifically invited in writing by the Company. The Confidentiality Agreement also contained a provision making clear that the Company reserved the right, in its sole discretion, to conduct any process it deemed appropriate with respect to any proposed transaction involving the Company. In addition, the Confidentiality Agreement contained a provision stating that a potential bidder was not permitted to ask for a waiver of the standstill, referred to as a no-ask, no-waiver provision. The no-ask, no-waiver provision allowed the Company to solicit competing proposals from all parties subject to such standstill provisions and allowed all such parties to make competing proposals, subject to certain conditions, without violation of the standstill.

In addition, subject to certain exceptions, BPO agreed that, without the prior written consent of the Company and for a period of two years from the date of the Confidentiality Agreement, it would not solicit the employment of any of the Company’s officers or senior employees, or any other employee of the Company contacted or specifically identified during the evaluation of the proposed transaction, nor encourage any such person to discontinue his or her relationship with the Company.

Except as otherwise provided therein and as otherwise amended by certain provisions of the Merger Agreement, the terms of the Confidentiality Agreement will expire on July 31, 2013.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (d)(7) to the Schedule TO and is incorporated herein by reference.

14. Dividends and Distributions.

Under the terms of the Merger Agreement, from the date of the Merger Agreement to the effective time of the REIT Merger, the Company is not permitted to declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof and whether or not out of earnings and profits of the Company or the Partnership) in respect of any shares of Company Preferred Stock, Company Common Stock or partnership interests of the Partnership, except to the extent required by contracts of the Company existing as of April 24, 2013 and except for distributions by an entity directly or indirectly wholly-owned by the Partnership (but, for the avoidance of doubt, not the Partnership or the Company).

15. Conditions of the Offer.

Notwithstanding any other provision of the Offer, subject to the provisions of the Merger Agreement, Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including those relating to the obligation of Offeror to pay for, or return the validly tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Offeror may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any validly tendered Shares, and, subject to the provisions of the Merger Agreement, Offeror may amend or terminate the Offer and not accept for payment any validly tendered shares, if (a) the Company has not completed the sale of the properties commonly known as US Bank Tower and Westlawn Garage located at 633 West Fifth Street, Los Angeles, California in accordance with the terms of the Merger Agreement or (b) any of the following conditions exist or has occurred and is continuing at the Expiration Date (other than those conditions which may only be satisfied at the effective time of the REIT Merger):

(1)	at or prior to the effective time of the REIT Merger, the Company Stockholder Approval has not been obtained in accordance with the MGCL and the Company’s charter;
(2)	a court of competent jurisdiction or other governmental authority enacted, issued, promulgated, enforced or entered any law, order, stipulation, or other legal restraint (whether temporary, preliminary or permanent), in any case which is in effect and which prevents, makes illegal, enjoins or otherwise prohibits the consummation of the Mergers, the Offer or the other transactions contemplated by the Merger Agreement; provided, however, that the right to assert that the condition in this paragraph has not been satisfied will not be available to Offeror if Offeror has not used its reasonable best efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, such Law, Order, stipulation, or other legal restraint, or if any of Brookfield DTLA, Sub REIT, REIT Merger Sub or Partnership Merger Sub has not complied in all material respects with its obligations under Section 7.05 of the Merger Agreement (as described therein and in “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Other Covenants Between the Parties — Effort to Effectuate the Transactions” and “— Debt Consents”);
(3)	the representations and warranties of the Company and the Partnership in the Merger Agreement (other than those covered in the immediately following sentence) that (i) are not made as of a specific date fail to be true and correct as of the date of the Merger Agreement and as of the Expiration Date, as though made on and as of such date, and (ii) are made as of a specific date fail to be true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined above in “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Definition of Material Adverse Effect”). In addition, (1) the representations and warranties of the Company set forth in Section 4.01(e) (relating to ownership of the Company’s subsidiaries), Section 4.02(a) (relating to the Company’s capitalization), the first, second, third, fourth, seventh and eighth sentences of Section 4.02(c) (generally relating to the outstanding securities of the Company), the first, second and third sentences of Section 4.02(f) (relating to the ownership and partnership interests of the Partnership), and Section 4.02(g)(ii) (relating to the outstanding indebtedness of the Company) of the Merger Agreement fail to be true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date, as though made on and as of the Expiration Date (except for such representations and warranties made as of a specified date, which fail to be true and correct in all respects as of that specified date), except where the failure to be so true and correct would not reasonably be expected to result in additional cost, expense or liability to the Company, Brookfield DTLA and their Affiliates, in the aggregate, of more than $500,000 and (2) the representations and warranties of the Company set forth in Section 4.01(a)-(b) (relating to the good standing, power and authority of the Company and the Partnership), Section 4.02(b) (relating to the absence of bonds, debentures, notes or other obligations for borrowed money of the Company having the right to vote), Section 4.02(h) (relating to the absence of any contractual obligations to repurchase, redeem or otherwise acquire Company Common Stock or capital stock of any subsidiary of the Company), Section 4.03(a) (except for Section 4.03(a)(II)) (relating to the Company’s authority relative to the Merger Agreement and related ancillary agreements), Section 4.03(b) (relating to the valid execution by the Company of the Merger Agreement and actions of the Company necessary to consummate the transactions contemplated by the Merger Agreement), Section 4.17 (relating to brokers), Section 4.18 (relating to the opinion of the Company’s financial advisors), Section 4.21 (relating to takeover statutes) and Section 4.22 (relating to the Investment Company Act of 1940, as amended) of the Merger Agreement fail to be true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Date, as though made on and as of such date (except for such representations and warranties made as of a specified date, which fail to be true and correct in all material respects as of that specified date);
(4)	the Company and the Partnership have failed to perform, in all material respects, all obligations or to comply with, in all material respects, all agreements or covenants to be performed or complied with by them under the Merger Agreement (except for Section 7.10(a) of the Merger Agreement (relating to tax matters));
(5)	since the execution and delivery of the Merger Agreement, there has occurred any event, circumstances, change or effect that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect as defined above in “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Definition of Material Adverse Effect”);
(6)	the Company has failed to deliver to Offeror a certificate, dated as of the Expiration Date, signed by the Chief Executive Officer or any Executive Vice President of the Company, certifying as to the satisfaction of the conditions specified in paragraphs (3), (4) and (5) of this “THE OFFER — Section 15 — Conditions of the Offer”;
(7)	Brookfield DTLA has failed to receive a written opinion regarding certain federal income tax matters, including the Company’s qualification as a REIT under the Code, of Latham & Watkins, tax counsel to the Company, in accordance with Section 8.02(e) of the Merger Agreement;
(8)	the Company has failed to obtain the required debt consents; provided, however, if Brookfield DTLA has given the Company written notice at least three business days prior to the closing of its intent to prepay or refinance any indebtedness associated with any debt consent, then the Company will not be required to obtain such debt consent (see “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Debt Consents.”);
(9)	the Merger Agreement has been terminated in accordance with its terms; and
(10)	the Company Board (or duly authorized committee thereof) has at any time recommended that the holders of the Shares do not accept the Offer prior to Offeror’s acceptance for payment or payment for any validly tendered Shares.

In addition, subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right to waive, in whole or in part, any of the conditions to the Offer at any time and from time to time, in its discretion; provided that unless previously approved by the Company in writing, Offeror may not, among other things, consummate the Offer except immediately prior to the effective time of the REIT Merger unless otherwise agreed to by the Company and Offeror in writing. Accordingly, if as of any then-scheduled expiration date of the Offer the closing date of the transactions contemplated by the Merger Agreement is not scheduled to occur within one (1) business day thereafter, we will extend the Offer for one or more successive periods of up to 10 business days each (or such longer period as agreed to by the Company in writing, such agreement not to be unreasonably withheld, conditioned or delayed) so that the consummation of the Offer occurs immediately prior to the effective time of the REIT Merger. See “THE OFFER — Section 15 — Conditions of the Offer.” See also “THE OFFER — Section 16 — Certain Legal Matters; Regulatory Approvals.”

The conditions to the Offer set forth above are for the sole benefit of Offeror and may be asserted by Offeror regardless of the circumstances giving rise to any such conditions and may be waived by Offeror in whole or in part at any time and from time to time in its sole discretion, in each case subject to the terms of the Merger Agreement. Any reference in this “Section 15 — Conditions of the Offer” or in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived, except such conditions that cannot be waived pursuant to the terms of the Merger Agreement. The conditions set forth above will be in addition to, and not a limitation of, the rights of Offeror to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement, as described in this Offer to Purchase. The failure by Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, if Brookfield DTLA waives or deems satisfied any of the conditions described in “THE OFFER — Section 13 — The Transaction Documents — The Merger Agreement — Mutual Closing Conditions” and “— Additional Closing Conditions for the Benefit of Certain of the Brookfield Parties”, then, without any further action by Brookfield DTLA or Offeror, Offeror will be deemed for all purposes under the Merger Agreement, the Offer and applicable law to have waived the correlative condition (i.e., the corresponding provision set forth in (1) through (10) above) in this “THE OFFER — Section 15 — Conditions of the Offer” and in all other applicable Offer documents.

16. Certain Legal Matters; Regulatory Approvals.

General.  Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appear to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. There is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “THE OFFER — Section 15 — Conditions of the Offer.”

State Takeover Statutes.  A number of states (including Maryland, where the Company is incorporated) have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Mergers, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer, the Mergers or other business combination, we believe that there are reasonable bases for contesting such laws. In addition, pursuant to the Merger Agreement, the Company has represented that (1) it has taken all actions required to be taken by it in order to exempt the Merger Agreement and the Mergers from, and (2) the Agreement and the Mergers are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other takeover laws and regulations of the MGCL and the Maryland Revised Uniform Limited Partnership Act.

If any government official or third party seeks to apply any state takeover law to the Offer or the Mergers, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Mergers and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Mergers, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Mergers. In such case, we may not be obligated to accept for payment or pay for any validly tendered Shares. See “THE OFFER — Section 15 — Conditions of the Offer.”

Legal Proceedings.  After the announcement of the execution of the Merger Agreement, five putative class actions were filed against the Company, the Company Board, the Partnership, BPO, Sub REIT, REIT Merger Sub, Partnership Merger Sub and Offeror. Two of these suits, captioned Coyne v. MPG Office Trust, Inc., et al., No. BC507342 (the “Coyne Action”), and Masih v. MPG Office Trust, Inc., et al., No. BC507962 (the “Masih Action”), were filed in the Superior Court of the State of California in Los Angeles County on April 29, 2013 and May 3, 2013, respectively. The other three suits, captioned Kim v. MPG Office Trust, Inc. et al., No. 24-C-13-002600 (the “Kim Action”), Perkins v. MPG Office Trust, Inc. et al., No. 24-C-13-002778 (the “Perkins Action”), and Dell’Osso v. MPG Office Trust, Inc. et al., No. 24-C-13-003283 (the “Dell’Osso

Action”) and, together with the Coyne Action, the Masih Action, the Kim Action, and the Perkins Action, the “Merger Litigations”) were filed in the Circuit Court of the State of Maryland in Baltimore on May 1, 2013, May 3, 2013 and May 22, 2013, respectively. In each of these lawsuits, the plaintiffs allege, among other things, that the Company’s directors breached their fiduciary duties in connection with the proposed merger by failing to maximize the value of the Company and ignoring or failing to protect against conflicts of interest, and that the relevant Brookfield Parties named as defendants aided and abetted those breaches of fiduciary duty. The Kim Action further alleges that the Partnership also aided and abetted the breaches of fiduciary duty by the Company’s directors, and the Dell’Osso Action further alleges that the Company and the Partnership aided and abetted the breaches of fiduciary duty by the Company’s directors. On June 4, 2013, the Kim and Perkins plaintiffs filed identical, amended complaints in the Circuit Court of the State of Maryland in Baltimore. On June 5, 2013, the Masih plaintiffs also filed an amended complaint in the Superior Court of the State of California in Los Angeles County. The three amended complaints, as well as the Dell’Osso complaint, also allege that the preliminary Proxy Statement filed by MPG with the SEC on May 21, 2013 (as may be amended or supplemented from time to time, the “Proxy Statement”) is false and/or misleading because it fails to include certain details of the process leading up to the merger and fails to provide adequate information concerning the opinions of the Company’s financial advisor. The plaintiffs in the five lawsuits seek an injunction against the proposed Mergers, rescission or rescissory damages in the event the Mergers have been consummated, an award of fees and costs, including attorneys’ and experts’ fees, and other relief.

17. Fees and Expenses.

We have retained MacKenzie Partners, Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Offeror or Brookfield DTLA not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company, fiduciary or other person will be deemed to be the agent of Offeror, the Depositary or the Information Agent for the purpose of the Offer.

We have filed with the SEC a Schedule TO pursuant to Rule 14d–3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, the Company will file a Schedule 14D-9 within 10 business days from the date the Offer is commenced pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Our Schedule TO and the Schedule 14D-9 and any exhibits or amendments may be examined and copies may be obtained from the SEC by reading and copying any such filings, together with exhibits thereto, at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of such filings, together with exhibits thereto, may also be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. BPO, Offeror’s and the Company’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

BROOKFIELD DTLA INC.

June 14, 2013

SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF BPO.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the directors and executive officers of BPO are set forth below. The business address and phone number of each such director and executive officer is 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3, (416) 369-2300.

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
William T. Cahill Director	U.S.	Mr. Cahill has been Managing Director Independent Risk at Citi Community Capital since 2002.
Christie J. B. Clark Director	Canada	Mr. Clark is a corporate director. He retired from his position as the Chief Executive Officer of PricewaterhouseCoopers LLP in Canada in 2011, a position he had held since 2005.
Richard B. Clark Chairman	U.S.	Mr. Clark has been Chairman of our Board of Directors since July 1, 2012. He was Chief Executive Officer of BPO from 2002 to 2012. Mr. Clark is currently also Senior Managing Partner and Chief Executive Officer of Brookfield Asset Management’s global real estate group.
Jack L. Cockwell Director	Canada	Mr. Cockwell has been Group Chairman of Brookfield Asset Management since 2002.
Dennis H. Friedrich Director and Chief Executive Officer	U.S.	Mr. Friedrich was appointed Chief Executive Officer of BPO effective July 1, 2012 following a year as President and Global Chief Investment Officer, prior to which he was President and Chief Executive Officer, U.S. Commercial Operations since January 2009 and President and Chief Operating Officer, U.S. Commercial Operations since 2003.
Michael Hegarty Director	U.S.	Mr. Hegarty is a corporate director. He retired from AXA Equitable Life Insurance Company in 2001 after three years as President and Chief Operating Officer.
Brian Kingston Director	Canada	Mr. Kingston is President and Chief Investment Officer of Brookfield Asset Management’s global real estate group, Brookfield Property Group, since December 2012 and a Senior Managing Partner of Brookfield Asset Management. Mr. Kingston has held various senior management positions within Brookfield Asset Management and its affiliates, including Chief Executive Officer of Brookfield Office Properties Australia from January 2011 to December 2012, Chief Executive Officer of Prime Infrastructure Holdings Ltd. from March 2010 to December 2010 and Chief Financial Officer of Brookfield Multiplex from January 2008 to March 2010.
Paul J. Massey Jr. Director	U.S.	Mr. Massey has been the Chief Executive Officer of Massey Knakal Realty Services since 1988 when he co-founded that firm.

Schedule I-1

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
F. Allan McDonald Director	Australia	Mr. McDonald is a corporate director. He retired in 1989 as Director International Services, ANZ Bank. Previously, Mr. McDonald was Chairman and Managing Director of Development Finance Corporation Limited.
Robert L. Stelzl Director	U.S.	Mr. Stelzl is a private real estate investor and investment manager. In 2003, he retired from Colony Capital, LLC, a global real estate private equity investor, after 14 years as a principal and member of the Investment Committee.
John E. Zuccotti Co-Chairman	U.S.	Mr. Zuccotti has been Co-Chairman of our Board of Directors since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manages LLP since 1998.
Thomas F. Farley President and Global Chief Operating Officer	Canada	Mr. Farley has held his present principal occupation since June 2011, prior to which he was Chief Executive Officer, Canadian Commercial Operations since January 2009 and President and Chief Operating Officer, Canadian Commercial Operations since 2002.
G. Mark Brown Global Chief Investment Officer	Canada	Mr. Brown was appointed Global Chief Investment Officer in July 2012. Previously he was Head of Global Strategic Initiatives and Finance, prior to which he was Senior Vice President, Strategic Initiatives and Finance since 2005.
Bryan K. Davis Chief Financial Officer	Canada	Mr. Davis has held his present principal occupation since 2007.
Mitchell E. Rudin President and Chief Executive Officer, U.S. Commercial Operations	U.S.	Mr. Rudin has held his present principal occupation since June 2011, prior to which he was President and Chief Executive Officer of CB Richard Ellis’ New York Tri-State Region since 2004.
T. Jan Sucharda President and Chief Executive Officer, Canadian Commercial Operations	Canada	Mr. Sucharda has held his present principal occupation since June 2011, prior to which he was President and Chief Operating Officer, Canadian Commercial Operations since August 2010, Chief Operating Officer, Canadian Commercial Operations since 2009, and Senior Vice President, Strategic Initiatives since 2006.
Kurt Wilkinson President and Chief Operating Officer, Australian Commercial Operations	Australia	Mr. Wilkinson has held his present principal occupation since 2012, prior to which he was Chief Operating Officer of Australian Commercial Operations since 2011 and Head of Asset Management of Australian Commercial Operations since 2009. Prior to that Mr. Wilkinson held the position of Head of Property and Chief Operating Officer at an Australian REIT from 2004 to 2009.

Schedule I-2

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
Martin Jepson President and Chief Operating Officer, European Commercial Operations	United Kingdom	Mr. Jepson has held his present principal occupation since 2013, prior to which he was Senior Vice President, Developments and Investments, Europe for BPO since 2011. Prior to that he was Managing Director of the London Group for Hammerson, a leading European commercial real estate company from 2008 to 2011. Prior to joining Hammerson, Mr. Jepson served as London Regional Director at Taylor Woodrow Property Company from 2005 to 2008.
Brett M. Fox General Counsel; Chief Compliance and Administrative Officer	U.S.	Mr. Fox has held his present principal occupation since 2003.
Melissa Coley Vice President, Investor Relations and Communications	U.S.	Ms. Coley has held her present principal occupation since 2002.
Michelle L. Campbell Vice President, Compliance and Secretary	Canada	Ms. Campbell has held her present principal occupation since 2007.
P. Keith Hyde Vice President, Taxation	Canada	Mr. Hyde has held his present principal occupation since 1988.
Dana Petitto Vice President and Controller	U.S.	Ms. Petitto has held her present principal occupation since 2007, prior to which she was Assistant Controller of BPO since 2005. Ms. Petitto has held her present principal occupation since 2007, prior to which she was Assistant Controller of BPO since 2005.

Schedule I-3

SCHEDULE II DIRECTORS AND EXECUTIVE OFFICERS OF OFFEROR

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the directors and executive officers of Offeror are set forth below. The business address and phone number of each such director and executive officer is Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3, (416) 369-2300.

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
G. Mark Brown Director and Global Chief Investment Officer	Canada	Mr. Brown was appointed Global Chief Investment Officer of BPO in July 2012. Previously he was Head of Global Strategic Initiatives and Finance, prior to which he was Senior Vice President, Strategic Initiatives and Finance since 2005.
Bryan K. Davis Director	Canada	Mr. Davis has held his principal occupation as Chief Financial Officer of BPO since 2007.
Brett M. Fox Director	U.S.	Mr. Fox has held his principal occupation as Brookfield Properties' Chief Compliance and Administrative Officer and Corporate Counsel since 2003.
Mitchell E. Rudin Director and President and Chief Executive Officer, US Commercial Operations	U.S.	Mr. Rudin has held his present principal occupation as President and Chief Executive Officer of U.S. Commercial Operations for BPO since June 2011, prior to which he was President and Chief Executive Officer of CB Richard Ellis’ New York Tri-State Region since 2004.
Paul L. Schulman Chief Operating Officer, U.S. Commercial Operations	U.S.	Mr. Schulman was appointed Chief Operating Officer, U.S. Commercial Operations in 2009. Prior to this position, he served as Senior Vice President, Regional Head of the Washington, DC Region for BPO. He joined Brookfield Trizec (which was acquired by BPO) in 1998 as Portfolio Manager for the Washington, DC and northern Virginia portfolios.
Edward F. Beisner Senior Vice President and Controller	U.S.	Mr. Beisner has held his present principal occupation since 1996.
Kathleen G. Kane Senior Vice President and General Counsel	U.S.	Ms. Kane is a Senior Vice President and General Counsel for BPO, U.S. Operations.
Michelle L. Campbell Vice President, Compliance and Secretary	Canada	Ms. Campbell has held her present principal occupation since 2007.
Phyllis F. Moore Assistant Secretary	Canada	Ms. Moore has held her present principal occupation since 2010, prior to which she was Secretary for BPO Subsidiary Companies. She has been a corporate law clerk with BPO since 1989.
Jonathan A. Kramer Vice President and Associate Counsel	U.S.	Mr. Kramer has held his present principal occupation since 2011, prior to which he was an Associate at the law firm of Herrick, Feinstein LLP since 2006.

Schedule II-1

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
Michael McNamara Senior Vice President, Head of U.S. Acquisitions and Dispositions	U.S.	Mr. McNamara has held his present principal occupation since 2012, prior to which he was Senior VP/Managing Director for TRECAP Partners since 2010. Prior to that he was Managing Director for Lehman Brothers since 2000.

Schedule II-2

The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each record stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary. Holders of Company Preferred Stock submitting certificates representing shares to be tendered must deliver such certificates together with the Letter of Transmittal and any other required documents by mail or overnight courier. Facsimile copies of Share certificates or Letters of Transmittal will not be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at the addresses and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com